UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                 FORM 10-SB12G/A


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                  Monarch Media and Entertainment Group, Inc.
    -----------------------------------------------------------------------
                (Name of Small Business Issuer in its Charter)


      Nevada                                                      88-0436489
----------------------------------                          --------------------
(State or other jurisdiction of                               (I.R.S. Employer
 Incorporation or organization)                              Identification No.)


       200 - 604 Columbia Street New Westminster, B.C.            V3M 1A5
    -----------------------------------------------------------------------
         (Address of principal executive offices)                (Zip Code)


   Issuer's telephone number:      (604) 523 2888
                                  ----------------------

   Securities to be registered under Section 12(b) of the Act:

   Title of each class        Name of each exchange on which
   to be so registered        each class is to be registered

          N/A                              N/A
    ---------------                  ---------------

   Securities to be registered under Section 12(g) of the Act:

              Common Stock, par value $0.001 per share
          --------------------------------------------------
                          (Title of Class)

                    Monarch Media and Entertainment Group, Inc.
                               FORM 10-SB12G/A

                             TABLE OF CONTENTS

                                    PART I
                                    ------
                                                                            Page
Item 1.   Description of Business                                              1

Item 2.   Management's Discussion and Analysis or Plan of Operation           10

Item 3.   Description of Property                                             12

Item 4.   Security Ownership of Certain Beneficial Owners
          And Management                                                      13

Item 5.   Directors, Executive Officers, Promoters
          And Control Persons                                                 14

Item 6.   Executive Compensation                                              17

Item 7.   Certain Relationships and Related Transactions                      19

Item 8.   Description of Securities                                           19


                                    PART II
                                    -------

Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters                         20

Item 2.   Legal Proceedings                                                   21

Item 3.   Changes in and Disagreements with Accountants.                      21

Item 4.   Recent Sales of Unregistered Securities                             22

Item 5.   Indemnification of Directors and Officers                           22

                                    PART F/S
                                    --------
Item 1.   Audited Financial Statements (Monarch Media &
          Entertainment Group, Inc.)                               A-1 thru A-10

Item 2.   Audited Financial Statements (Intuitech
          Marketing, Inc.)                                       IA-1 thru IA-14

Item 3.   Pro-Forma Condensed Consolidated Financials              PF-1 thru PF6

Item 4.   Interim Unaudited Financial Statements                   I-1 thru I-13


                                    PART III
                                    --------
Item 1.   Index to Exhibits                                                   25

          Signatures                                                          26

                                    PART I

   To simplify the language in this Registration Statement Monarch Media and Entertainment Group, Inc., is referred to herein as the "Company" or "We".

Item 1.      Description of Business.
-------------------------------------

Business of Issuer.

   Monarch Media and Entertainment Group, Inc., a Nevada corporation (the "Company") was formed on December 17, 1997 but did not have any material operations until it acquired Intuitech Marketing Inc. ("Intuitech"). Intuitech was incorporated under the laws of the province of British Columbia on March 25, 1985.

   The Company had no material operation until it analyzed Intuitech's business plan and determined that the services to be offered to the market place were fresh and innovative.

   The Company's business, through it's subsidiary Intuitech, is to provide services and to license its software to its clients, initially magazine publishers.

   Intuitech formalized its business plan during the last quarter of 1999. It acquired the Original Source Code (as defined below) and began to raise the funds to enhance the features and upgrade the source code. Intuitech began this software enhancement process in February 2000 and determined that it would need to secure additional funds to complete the software upgrade and to start marketing its services. Intuitech wished to provide its investors with future liquidity for their investment and therefore entered into an agreement with Monarch Media who began the process of becoming a public company.

   By Agreement dated March 29, 2000 and amended April 8, 2000 (the
"Agreement") between the Company and Intuitech and the shareholders of Intuitech, the Company acquired all of Intuitech's issued and outstanding shares of common stock making Intuitech a wholly-owned subsidiary of the Company. The business of Intuitech became the only operating business of the Company and the officers and directors of Intuitech assumed the officers and director positions of the Company. When used herein the term "Company" refers to the combined entity unless the context otherwise indicated. In April 2000, Monarch Media acquired all the outstanding shares of Intuitech by issuing 4,322,249 shares of its capital stock in a business combination accounted for as a purchase. The results of operations of Intuitech are included in the accompanying June 30, 2000 financial statements since the date of acquisition. The total cost of the acquisition was $155,434, which equaled the fair value of the net assets of Intuitech on the acquisition date.

   Intuitech required funding to develop the enhancements to the original software. Intuitech was able to secure substantial investments based on its business plan, its assets and its intention to undertake the process of becoming a public company. Intuitech was able to raise a portion of the funding required to implement its business plan and believed that it would be better able to secure the necessary additional investment through Monarch Media.

   The Agreement was negotiated at arms length between the parties. No independent fairness opinion was obtained in connection with this transaction.

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Page 2

   We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, or purchase or sale of a significant amount of assets not in the ordinary course of business, other than the acquisition of Intuitech.

Acquisition of Intuitech

   On March 29, 2000 the Company entered into an agreement (the "Agreement") with Intuitech and the shareholders of Intuitech to acquire 100% interest in said corporation through an exchange of shares in which the Company issued 4,322,249 restricted shares of its common stock solely in exchange for all of the outstanding common stock of Intuitech. As a result of this agreement, the shareholders of Intuitech would receive one (1) share of Monarch common stock for every five (5) shares of their Intuitech common stock. The Company then proceeded to operating the business of Intuitech and became an operating entity to the extent of Intuitech's business, which is presently limited.

   The Agreement was negotiated at arms length between the parties and is attached as Exhibit "1." No independent fairness opinion was obtained in connection with this transaction.

Assets of Intuitech.

   On December 1, 1999, Intuitech entered into an agreement with Helikon Technologies Inc., (the "Technology Transfer Agreement") to acquire a 100% of Helikon's interest in computer software source code ("Original Source Code"), which is in the form of an exclusive license to use, and modify the Original Source Code. License is attached as Exhibit "A." Helikon developed the Original Source Code software as a "work for hire" for Wizards of the Coast, Inc. ("WOTC"), and created a finished commercial product called Dragon Magazine Archive. Helikon retained the rights from WOTC to create other magazine archive products with the only condition being not to use the Original Source Code to create magazine archive products that competed with WOTC's Dragon Magazine Archive product. On December 1, 1999, Intuitech was a wholly owned subsidiary of Helikon Technologies Inc.

   Intuitech raised additional equity capital and began to implement its business plan, first by redesigning the magazine archive software to enhance the features of the magazine archive product and ensure the software code was sufficiently robust that it could be quickly adapted to create a large number of different magazine products. Intuitech retained Helikon to undertake the specific development work of enhancing and upgrading the Original Source Code. This development work began in February 2000 and is expected to be complete by January 2001. This new source code is referred to as P2D Technology and is the property of Intuitech. The P2D Technology source code has changed so substantially from the Original Source Code that it is a new work and the sole property of Intuitech. The terms of this development agreement between Intuitech and Helikon Technologies Inc. has been reduced to writing and is dated November 1, 2000. The agreement is attached as Exhibit "B."

Business of Intuitech Marketing Inc.

   Intuitech operated as a computer reseller and specialty hardware developer from June 1986 to December 1987, after which is was dormant until December 1999 when it acquired a license to the computer source code including the right to use and modify the magazine archive technology, described below, from Helikon Technologies Inc. pursuant to an agreement dated December 1, 1999. The agreement is attached as Exhibit "A."

   Having completed the acquisition of Intuitech, the Company is no longer inactive and has succeeded to the business of Intuitech as presently existing.

   Intuitech's business is providing M2D Services to publishers of magazines and trade journals. M2D Services, or magazines to digital, is the process of creating a new product for publishers by repackaging the back issues of their magazines or trade journals into an electronic format and presenting them on a CD-ROM or DVD using Intuitech's P2D Technology. Digital Archive refers to the new product created using M2D Services that may contain as few as one or as many as hundreds of back issues of a publication.

   Intuitech has not yet sold any M2D Service. Intuitech's business plan called for the enhancement of the P2D Technology to be substantially complete before the marketing phase began. Preparation for marketing the M2D Services have been underway since July 2000 and the Company has been contacting prospective clients since October 1, 2000; see the section entitled Marketing Strategy below.

Product Description

   The products and services offered by the Company are new and innovative.
The Company will compete by providing high quality services at strategically set prices and delivering a product based on a commercial product.

   There are very few magazine archive products on the market. National Geographic has published a 110-year archive of its magazine, Warner Brothers has published an archive of Mad Magazine, and Builderburg Group, Inc. has announced an archive version of The Journal of Light Construction magazine will be available in February 2001. We expect that the popularity of this type of product will grow rapidly.

   The Company's competition will be from other small companies providing specialized software services to magazine publishers or with the publishers themselves through their in-house technology department. The Company stands ready to assist magazine publishers in developing magazine archive products at prices substantially less that it would cost magazine publishers to develop similar software. Using the Company's services, a publisher will have their product to market much sooner than by creating their own custom software.

The time required to develop software comparable to the P2D Technology would take between 10 to 14 months. The Company is unable to estimate how much of a lead it may have on its competitors.

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Page 4

   The magazine archive products on the market do not include all the features, which the Company's P2D Technology has or will have. The Company's P2D Technology reads standard PDF files, allows a completely customizable user interface, and provides for searchable text across the entire archive.

   The Company hiring Helikon Technologies Inc. to upgrading the software and enhance the feature list. Helikon Technologies Inc. has experience in this area from developing the Dragon Magazine Archive.

P2D Technology and M2D Service

   P2D Technology, or Print to Digital, is Intuitech's proprietary technology for reading, searching, book marking, printing and placing "post-it-notes" on PDF files or Portable Document Format files.

   Intuitech's M2D Service begins with a full color scan of all pages of all back issues of the particular magazine to be included in the Digital Archive. These scanned images are processed to extract text to build a master search index and converted to industry standard PDF files. This data is then integrated with Intuitech's P2D Technology.

   A custom user interface is designed to give the product the visual appearance and sound effects that are consistent with the specific magazine's style and theme. Usability labs with typical end users are held to ensure that the custom interface is both intuitive and user friendly.

   Finally, all the elements are combined together onto a CD-Rom or DVD, a commercial package is designed and the final product (the "Custom Magazine Archive Product") is then ready for printing, duplication and assembly.

The Publishers Benefits

   The Custom Magazine Archive Product can provide a significant revenue source for our prospective clients, the publishers of our target magazine. For example, using M2D Services to repackage 240 back issues of a monthly magazine having an average of 80 pages each, could be placed on a 5 CD-ROM set. Development costs plus the cost of an initial production and packaging of 30,000 sets would cost approximately $360,000 or $12.00 per set.

   The Custom Magazine Archive Product created through the M2D Services provides the publisher with a number of benefits such as:

    - A new product with custom sound and graphics that reflects the look and feel of the magazines specific style;

    - This new product can be sold to existing customers/subscribers resulting in an increase in sales revenue;

    - This new product can be used as a promotional vehicle in a number of ways to attract new subscribers. (i.e. receive the last 2 years of back issues with your 1st years paid subscription);

    - A method of responding to reprint requests instantly. The publisher can create a single issue version of the Custom Magazine Archive Product through the P2D Service simply by copying the appropriate files to a CD-ROM;

    -   Longer term exposure for advertisements in the publication;

    - Recurring product potential, reissue an updated CD each year for a minimal cost;

    -   Supports distribution of publication over the Internet.

    - Additional product potential, Annual CD-ROM containing all the prior years issues.

Customers Benefit

   When the customer purchases a Custom Magazine Archive Product they will receive a full archive of all the magazines back issues exactly as they were printed, in a compact and easily accessible CD-ROM format with the ability to:

- Keep a full color copy of every issue in an easily accessible and compact form; electronically display and zoom in and out on single or multiple pages;

- Conduct research on specific topics or key words through simple or complex search criteria, over the entire archive in one step;

- Bookmark specific articles, cartoons, or advertisements for quick access; maintain multiple sets of bookmarks related to a variety of different topics;

-   E-mail all or part of their bookmark lists to others;

- Copy articles or graphics and paste them into a word processor or other Windows applications;

-   Print a single page from any issue, or print an entire magazine;

- Receive new issues, as they are published, over the Internet and incorporate them into the archive product;

- View a full color thumb nail graphic image of each magazine cover, and look though any magazine one page at a time; or search the entire archive at once.

Second-Stage Products and Services

   The Company is planning products for the second phase of its evolution.
These new products will focus on two different areas, one area is in improving productivity in creating PDF files from scanned images and the second area is enhancing the products a publisher can market to it customers. In regards to the productivity tools, we intend to conduct a feasibility study in regards to
(i) developing a "plug-in" for Adobe Capture or a standalone product which would allow two scanned images of the same page to be integrated in producing one PDF file and (ii) creating a PDF file which contains a single page partially formatted in "normal" and part in "graphic with hidden text". The second set of

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Page 6

software products will enable the company to greatly expand the number of publications it can transfer at any given period of time.

   In regards to the enhanced products that a publisher will be able to market, we will analyze the feasibility of complementing the magazine archive product with multi media content, (video, audio and or animations) research the development of this type of product.

   The Company will also analyze the feasibility of offering its M2D Services in languages other than English.

   As funding permits, the Company hopes to be able to develop a strong software team that not only works on the M2D Services but also will be able to develop software for licensing to other software firms. All future development will be dependant on the Company's first product, and potentially upon the Company's ability to generate further investment capital for expansion.

   Although the Company has developed its product and performed initial tests along with Beta runs, management feels the product is several months from full commercialization. Until commercialization of the product is commenced, there can be no assurance of future success. Additionally, although Beta versions of the product do not show any operating problems, upon large-scale usage of the product, it would not be unusual for certain "bugs" to be found which would require correction. This could slow further developments of the software.

Marketing Strategy

   The Company will initially target publishers of specific types of magazines, those that would provide articles that would remain relevant and of interest over a 10 to 15 year period. The ideal publication will contain feature articles, which have maintained their relevance over a number of years, have been in print for at least 10 years, and have a loyal and enthusiastic subscriber base, members of which are early adopters of new electronic products. The types of magazines to be approached are home repair, gardening, professional journals, specific sports journals, veterinary, health care, and travel. The categories for potential publications are numerous. Any magazine that people have collected back issues of for intended future reference, will be ideally suited for the M2D Service.

   Initially the Company will use a direct marketing approach to personally contact a select list of publishers whose profile matches the initial target market. The Company is initially limiting its marketing to publishers located in the United States and Canada. We have no immediate plans to advertise in trade magazines. Should we determine that such advertising would be beneficial, the ads would be placed in such magazines as, Foli: The Magazine for Magazine Management and CM Circulation Management. As the Companies business grows, it will be prudent to attend trade conferences such as the Circulation Management Conference & Expo. The Company will limit its marketing activities to publishers in the United States and Canada during its first year of operations and then expand its operations if, as and when the Company decides it is prudent to do so.

   We will develop a digital archive of a specific magazine as a service to the publisher. The publisher will in turn market this product to its subscribers and/or future subscribers. Distribution Strategy.

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Page 7

   The Company intends to provide its M2D Services to magazine publishers and deliver a final product to them. The publishers will market their Custom Magazine Archive Product, and distribute the Custom Magazine Archive Product through their existing distribution channels. The best market for these new products will be the current and past subscribers of the magazines which can be reached through advertisements or inserts in the specific magazine or as additional inserts in renewal mail outs sent to existing subscribers.

Distribution Strategy

   The Company intends to provide its M2D Services to its publisher client and deliver a final product to them. The publishers will market their Custom Magazine Archive Product, presumably in their own magazines or in mail outs to their existing subscribers and distribute the Custom Magazine Archive Product through their existing distribution channels.

Operations Plan

   Once the Company has completed the P2D Technology, there will be three tasks required to create and deliver each magazine archive to its customers. The first task will be converting all the back issues of a magazine into an electronic format namely PDF files. If the publisher already has their back issues in the form of PDF files, this step will not be necessary. The Company expects that the back issues of magazine beyond the last 5 years will not be in electronic form and will need to be scanned and converted to PDF files. There are a large number of companies offering this service. The Company plans to contract this work out instead of purchasing the specialized equipment and acquiring the technically trained personnel. Currently, we are considering a number of scanning companies such as Bodi & Associates, Inc. of Lakewood, OH, and Del Mar Data, Inc. of Rancho Santa Fe, CA.

   In the event we decide to perform the scanning service "in-house" there are numerous companies that provide the appropriate scanning equipment such as Kodak, Fujitsu, Ricoh, Panasonic and Xerox. The primary specialized software for writing PDF files are products created by Adobe Systems Incorporated such as Adobe Acrobat and Capture. There is a number of specialized workflow software available such as Compose by Infodata Systems Inc. or ScanFix by TMS Sequoia (TMS, Inc.).

   The second task will be the design of a custom user interface, which may include custom graphic art, or simply the integration of exiting art, which the magazine publisher has already created. There are a large number of independent artists and companies that provide layout and graphic art services so we are not dependent on any one supplier in this area. The Company plans to contract this work out to Helikon Technologies Inc., instead of purchasing the specialized equipment and acquiring the technically trained personnel.

   The third task will be the integration of the PDF files, the custom user interface with the P2D Technology. The Company plans to contract this work out to Helikon Technologies Inc., until such time as the Company's volume of business increases to warrant the hiring of trained personnel to complete this work.

   The Company's staff will be involved in sales and quality control to ensure the scanning of the PDF files is completed correctly. Staff will work with clients to ensure the custom user interface is suitable for their specific publication. Our staff will conduct usability labs, in the form of focus group meetings with actual subscribers of the magazine. The purpose of these

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Page 8

usability labs is to obtain response from future uses to the layout design, graphics and intuitive nature of the custom graphic user interface.

Competition & Market

   The Company faces many challenges and competitors in its business. In addition to competing with individuals in the Companies field, with high level of expertise greatly exceeding management's abilities, the Company will be competing with numerous other entities, most of which are large, well established companies with greater assets and financial reserves than the Company possesses. The issuer will be in competition with other experts in the field in which it operates, and holds no advantage over its competition.

   The Company's business does not depend on one or a small number of customers. There are a large number of publishers and a large number of publications. We plan to provide a one-time service for our customers. However the customers will likely wish to publish an update digital archive each year or perhaps every two years. We will offer our services to develop an annual product for our customers, however there is no contractual requirement for them to do so. Our clients could become sophisticated enough to develop their own annual update products. The Company intends to offer extended technical support for its P2D Technology for an annual service charge. The particulars of this service have not been established, and it would not apply until one year after the first product is delivered to the customer.

   There is no draft sample contract developed yet.

Size of Market

   The size of the Company's target market depends on the number of publishers and the number of publications that fit the profile for the best use of the Company's services.

   The MPA (Magazine Publishers of America) reported in their fact sheet entitled Circulation Revenue for ABC Magazines, 1998, the total subscription and single-issue sales for only 612 publications to be over $9.9 billion.

   The Gale Database of Publications and Broadcast Media contains 24,000 listings for general and special interest periodicals and newspapers published in the US and Canada, as well as 11,600 subscriptions, membership, and free newsletters, bulletins and digests. The SRDS (Standard Rate and Data Service) lists 9,600 trade magazines in its "Business Publication Advertising Source," and 3,200 domestic and international consumer magazines in its "Consumer Magazine Advertising Source".

Research and Development

   The Company intends to enhance the P2D Technology to develop a second-generation product for use in its M2D Service and to test this enhanced product during production of the first 4 publications repackaged with its M2D Service. After the technology has been expanded, Intuitech will be able to provide M2D Services to whatever number of publications it is able to secure.

   The costs of the M2D Service is variable depending on a number of factors, including number of publication issues to be transferred from print to digital, the number of pages contained in each publication, and the amount an type of graphics contained in the publication.

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Page 9

   The Company acquired a license to the Original Software in December 1999. The Company has not spent any amounts on research and development during 1998 and 1999. The Company's customers will not directly bear any of the Company's research and development costs.

Patents and Trademarks

   The Company's proprietary software is not patented and no applications are pending, but we have retained counsel to look at the feasibility. This means that other companies may develop software, which performs similar functions to the Company's P2D Technology. We believe that this is inevitable, however the Company will have time to advance its P2D Technology. We intend to stay ahead of our competition by conducting research and development into new features to be integrated into the P2D Technology.

   The Company has no current or pending patents, franchises, concessions, or royalty agreements. The Company intends to register certain trademarks namely www.print2digital.com to support its P2D Technology as well as
---------------------
www.mags2digital.com and www.mag2digital.com to support the magazine target
--------------------     -------------------
market for the M2D Services. . We intend that all contracts with suppliers, contractors or consultants dealing with the Company's licensed or proprietary software contain non-disclosure agreements and acknowledgements of the Company's right to its technology.

   In addition, the Company has registered the Internet domain name www.intuitechmarketing.com to be used for its corporate purposes.
--------------------------

Government Regulation.

   The Company is not subject to any government regulations other than those that normally apply to companies in this industry. Although we will be subject to regulation under the Exchange Act, we believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

   We are registering a class of its securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract valuable opportunities to complement the companies business.

   We have conducted, and others have made available to us, results of market research indicating that strong demand exists for the business of transference of traditional print to the new digital medium.

Employees.

   The Company has one full time employee, Mr. Williams. Mr. Nienhuis and Mr. Dungate serve as members of the Board of Directors of the Company. (See "Directors and Executive Officers.")

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Page 10

Offices.

   The Company's temporary executive offices are located at Suite 200 - 604 Columbia Street, New Westminster, B.C. V3M 1A5. The Company believes that these facilities are adequate for the foreseeable needs of the Company for the immediate future; however, as the Company expands its employee base, it anticipates adding additional office space.

Reports to Security Holders.

   The Company has elected December 31, as its year-end. Thereafter, the Company will furnish its shareholders with annual reports containing audited financial statements within 90 days after the Company's year-end.

   From time to time, the Company may also furnish its shareholders with such other information, as it may deem appropriate, relative to the business operations of the Company. Such information may include news of a change in the management, purpose and control of the Company, or any material condition affecting the Company.

   The Company has loaned $50,000 to Dominion Game Marketing Ltd. at a time prior to Mr. Williams becoming a director or officer of the Company. See the section entitled Certain Relationships and Related Transactions for more information.

   Although the Company is in the development state, the Company has developed a specific business plan, owns a license to intellectual property, is developing its technical assets and has begun to market services, which include delivering a license to use its software programs. The Company's business plan, while including the acquisition and enhancement of existing software, does not include merger acquisitions with unidentified companies.

   The Company acquired its interest in Intuitech prior to filing the Form 10
SB.

   In addition to receipt and examination of annual reports and other information, shareholders of record shall as required, be allowed to examine the books and records of the company at a reasonable time upon written demand.

   The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operations of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers located at http://www.sec.gov.
                   ------------------


Item 2.   Plan of Operation.
----------------------------

   The Company plans to complete the planed upgrade of its P2D Technology, which is currently in progress and is estimated to be complete by January 2001. The cost of this research and development is expected to be $126,000. The main focus of the Company will be to market it M2D Services as described in the subsection entitled Marketing Strategy above.

   The Company has one full time employee and contracts support staff from time to time as needed. The monthly cost for wages (consulting fees), office rent, telephone, office supplies, postage and courier is approximately $5,000 per month.

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Page 11

   On September 30, 2000, the Company's consolidated financial statements show a cash position of $9,125. The Company borrowed $40,000 pursuant to a loan agreement dated September 22, 2000 that was funded October 5, 2000. In addition, we have borrowed an additional $27,000 pursuant to a loan agreement dated December 6, 2000 and a further $10,000 pursuant to a loan agreement dated December 10, 2000. Loan agreements are attached as Exhibit "C." We have also spent roughly $15,000 in legal fees for aid in filing and re-filing this Form 10-SB.

   We anticipate that we will need to raise additional working capital either through borrow additional funds or issuing addition equity capital, or by generating income from operations.

   The Company anticipates it will secure up to four (4) contracts for deliver of its M2D Services before the end of the first quarter 2001. If successful, the Company will not need to raise additional capital before September 2001. If the Company is not successful in securing these projected sales amounts, it will have sufficient cash to cover its operating costs until March 2001 at which time it will need to raise additional cash by either debt or equity.

   We have never had revenues from operations. We believe that our plan of operations can be executed through the efforts of current management and will require additional funds.

   We have all the equipment necessary at this stage. As the business grows, we will need to acquire computer equipment and specialized software. The number and type of computers and related equipment the Company will require will depend on an number of factors including, number of contracts the company is able to secure and whether it is prudent to subcontract a portion of the work, such as the scanning process. If we are successful in attaining the sales targets, we anticipate spending between $25,000 and $75,000 on equipment and software during the next 12 months.

   We anticipate the number of employees growing as the business requires although we have no current plans to hire staff with the exception of one additional sales person.

   We anticipate that additional business opportunities will be available to us through the contacts of our Officers and Directors. The final evaluation of any additional business opportunities and the negotiation, drafting and execution of all relevant agreements, and any other related instruments will be done by the direction of Tom Williams the Company's President. We plan to investigate, to the extent believed reasonable by us, all additional potential business opportunities.

   Although the Company does have other products and services it plans to design and develop, it is unlikely however, that we will have the capital to develop and market these potential products or services at this time. Even if the Company is successful in generating a market for its technology, it is likely that the Company will need additional capital to aggressively market its technology and to work on the development of additional products and services. Management anticipates any future capital will be raised through the sale of its securities, which may dilute current shareholders.

   We will also seek to expand through acquisitions which are not currently identified and which entail risks, which you will not have a basis to evaluate. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our business. We cannot assure you that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that we may undertake.

   Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not and will not have capital to provide the owners of business opportunities with any significant cash or other assets. However, we believe we can offer owners of acquisition candidates the opportunity to acquire ownership interest in a publicly registered company without incurring the cost and time required to become a fully reporting company or to conduct an initial public offering. The Exchange Act specifically requires that any merger or acquisition candidate, comply with all applicable reporting requirements, which include providing audited financial statements to be included within the filings relevant to complying with the Exchange Act. Nonetheless, we have not conducted market research and are not aware of statistical data, which would support the perceived benefits for the owners of a business opportunity.

   We anticipate that any securities issued as a result of a business opportunity will be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.


Item 3.   Description of Property.
----------------------------------

   The Company's executive and administrative offices are located at 200 - 604 Columbia Street, New Westminster, B.C. Canada V3M 1A5. These offices are subject to a month-to-month lease agreement with monthly rent payments of approximately $650 per month plus a share of utilities estimated to be approximately $50 per month.

   The Company's subsidiary Intuitech Marketing Inc. also maintains its offices at the same address that contains its executive, administrative and sales offices. Intuitech entered into a lease agreement dated November 1, 2000 to rent office space on a month to month basis at a cost of $650 per month plus a share of utilities estimated to be approximately $50 per month.

   The Company has no properties and at this time has no agreements to acquire any properties. Lease agreements are attached as Exhibit "D."

   The Company does not intend to purchase or make any investments in real estate or interests in real estate, nor in real estate mortgages, nor in securities of or interests in persons primarily engaged in real estate activities.

   The office space used by the Company is situated in an urban area with other retail and office buildings. The Company's office space is situated on the second floor of an office building and is adequate and suitable for the Company's current purposes. Should the Company's needs for office space change, new or additional office space shall be acquired.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.
-------------------------------------------------------------------------

   As of November 30, 2000, there were 23,444,349 Shares of our common stock, $0.001 par value outstanding. The following tabulates holdings of our shares of common stock by each person who, as of November 30, 2000, holds of record or is known by management to own beneficially more than 5% of the Common Shares and, in addition, by all Directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners (1):

--------------------------------------------------------------------------------
Title of       Name &
Class          Address                          Amount                Percent
--------------------------------------------------------------------------------
Common       Maria Lousa DiRuggiero           1,375,000                5.8%
Stock        15185 22nd Ave. Suite 209
             Surrey, BC V4E 9T4
--------------------------------------------------------------------------------
Common       Steve Haqq                       1,375,000                5.8%
Stock        13626 22 A Ave.
             Surrey, BC V4A 9V2
--------------------------------------------------------------------------------

Security Ownership of Management (2):

--------------------------------------------------------------------------------
Title of       Name &
Class          Address                          Amount                Percent
--------------------------------------------------------------------------------
Common       Tom Williams                       587,320                2.50%
Stock
--------------------------------------------------------------------------------
Common       Allan Nienhuis                   1,075,000                4.5%
Stock
--------------------------------------------------------------------------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

   There are currently no arrangements, which would result in a change of control of the Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or portions of our common shares held by him, or resign as a member of our Board of Directors. The resulting change in control of the Company could result in the removal of the present management of the Company and a corresponding reduction or elimination of their participation in the future affairs of the Company.


Item 5.   Directors, Executive Officers, Promoters and Control Persons.
-----------------------------------------------------------------------

The names of the Company's executive officers and directors and the positions held by them are set forth below:

Name                 Age    Position and Office Held            Director Since
------------------   -----  --------------------------------    ----------------
Thomas A. Williams   42     President, Secretary & Director     April 8, 2000

James B. Dungate     33     Director                            April 8, 2000

Allan J. Nienhuis    37     Director                            April 8, 2000

Thomas (Tom) A. Williams has served as President and Director of the Company since April 8, 2000 the closing date of the merger of the Company and Intuitech. Mr. Williams is also President, Secretary and Director of Intuitech, the Company's wholly owed subsidiary. Mr. Williams was appointed Secretary of Intuitech on December 1, 1999, President and Director on March 27, 2000. The following sets out Mr. Williams' occupations for the last five years:

                                                         From            To
   Name and Business of other company,
   Positions held, duties an activities
--------------------------------------------------------------------------------

Intuitech Marketing Inc.
subsidiary of Monarch Media,

   President, Secretary, Director. Mr. Williams
   duties include responsibility for sales and
   marketing                                          Dec. 1 2000       Present

Equinox Financial Group, Custom Plan
   Independent Insurance Advisor, licensed in
   British Columbia to deal in life, accident and
   sickness insurance products                        Nov. 1998         Present

Equinox Investor Services Inc.

   Independent Financial Advisor, licensed in
   British Columbia to sell mutual funds.             Feb. 1999         Present

Fraser Valley Credit Union & Insurance Services

   Financial Advisor. Mr. Williams's duties included
   meeting with credit union members to discuss
   insurance and investment needs.                    Apr. 1996        Oct. 1998

Dominion Game Marketing Inc.
is a computer game development company focused on games to be played over the internet.

   President, Director                                          Present

Freedom IV Entertainment Group & Associates Inc.
a global multi-media company positioned to provide high quality entertainment product for film, television, video, and Internet distribution.

   Secretary & Treasure, duties include strategic planning      Present

2001 Global Technologies Inc.,
a company developing credit card security technology with plans to manufacture and market

   Director, duties include strategic planning                  Present

James B. Dungate has served as Director of the Company since April 8, 2000 the closing date of the merger of the Company and Intuitech. Mr. Dungate is also Director of Intuitech, the Company's wholly owed subsidiary having been appoint on March 27, 2000. The following sets out Mr. Dungate's occupations for the last five years:

                                                         From            To
   Name and Business of other company,
   Positions held, duties an activities
--------------------------------------------------------------------------------
Spectrum Investment Management Limited a mutual fund management company and a wholly owned subsidiary of Sun Life Financial

   Regional Sales Manager                                  1999        Present

Nesbitt Burns, a Canadian full service securities dealer owned by the Bank of Montreal

   Investment Advisor                                      1996        1999

Independent Journalist and Researcher
   Worked on documentary on the Canadian
   Financial Crisis "The Days of Reckoning"
   produced by Stornoway Productions.                      1995        1996

Allan J. Nienhuis has served as Director of the Company since April 8, 2000 the closing date of the merger of the Company and Intuitech. Mr. Nienhuis is also Director of Intuitech, the Company's wholly owed subsidiary having been appoint on March 27, 2000. The following sets out Mr. Nienhuis' occupations for the last five years:

                                                         From            To
   Name and Business of other company,
   Positions held, duties an activities
--------------------------------------------------------------------------------
Class Software Solutions Ltd.
formerly Escom Software Services, is a developer of software for municipal recreation facilities

   Development Manager, supervise software development
   team, project planning, schedule development            1998        Present

Self Employed
   Computer aided design and manufacturing system
   specialist                                              1992        1998

   The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information.

   Set forth below is certain biographical information with respect to each of the Company's officers and directors.

   Thomas A. Williams, 42 years of age, is the President, Secretary and Director of the Company. Mr. Williams has served as President and Director of the Company since April 2000 and his terms expire on December 31, 2000.

   Mr. Williams is President and Director of Intuitech Marketing Inc. and is contracted to provide sales and marketing services. Mr. Williams has 16 years of experience in the financial industry across Canada, currently holding licenses in the insurance and securities industries. Mr. Williams has specialized, over the last 6 years, in corporate structure and financing. Prior to this time, from 1984 to 1990, Mr. Williams was employed with Go Vacations Capital Inc., a restricted securities dealer, in various sales positions including sales manager for British Columbia. From 1990 to 1995 Mr. Williams invested extensive time and studies developing his private practice to be independent in the financial industry. He is a member in good standing of The Canadian Association of Insurance and Financial Advisors.

   Mr. Williams serves as a director and or officer of a number of private companies. Mr. Williams is a Director of 2001 Global Technologies Inc., a company developing credit card security technology with manufacturing and marketing, initially in China. He is also the President of Dominion Game Marketing Ltd., a company that develops computer games to be played over the Internet (massive multiplayer games). He is also the Secretary/Treasurer and Director of Freedom IV Entertainment Group & Associates Inc. a global multi-media company positioned to provide high quality entertainment product for film, television, video, and Internet distribution. Mr. Williams is the

President of WCYC Canada Management Ltd. a corporation established to manage and operate investment properties in British Columbia.

   Mr. James B. Dungate, 33 years of age, is a director of the company and has served as Director of the Company since April 2000 and his term expires on December 31, 2000. Mr. Dungate has 6 years experience in the securities industry. Mr. Dungate is also Regional Sales Manager of Spectrum Investments, a wholly owned subsidiary of Sun Life Financial, operating Spectrum's Vancouver B.C. office since 1999. Spectrum is an investment management and mutual fund company. Mr. Dungate was an Investment Advisor with Nesbitt Burns, a Canadian full service securities dealer owned by the Bank of Montreal, from 1996 to 1999. Prior to this he worked as a Journalist and Researcher on a documentary on the Canadian Financial Crisis "The Days of Reckoning" produced by Stornoway Productions. During this time he has also provided investor relation services to various companies. Mr. Dungate has also been involved with a number of non-profit organizations including Generation 2000 Toronto where he was a founding member and logistics co-coordinator from 1991 to 1992, and The Evergreen Foundation where he acted as the regional manager for British Columbia from 1992 to 1994. Mr. Dungate graduated from the University of British
Columbia in 1990 with a Bachelor of Arts in International Relations.

   Mr. Allan J. Nienhuis, 37 years of age, is a Director of the company and has served as Director of the Company since April 2000 and his term expires on December 31, 2000. Mr. Nienhuis has been involved in the computer and software development industry for over 15 years. He is currently employed by Class Software Solutions Ltd., as a software developer and has been since 1998. Prior to this time, he was self-employed, as a computer aided design and manufacturing system specialist. Mr. Nienhuis has also operated a successful community (not for profit) based computer bulletin board system for several years, focusing on multiplayer computer games.

   We currently have no significant employees other than the officers and directors who provide consulting services and anticipate hiring additional support staff in the near future. There are no family relationships among directors, executive officers, or nominees for such positions. In the last five years, no director, executive officer, promoter or control person of the Company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6.   Executive Compensation.
---------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Name                   Position               Year      Salary /        Bonus       Other          Other Stock          All Other
                                                        Wage                        Compensation
-----------------------------------------------------------------------------------------------------------------------------------
Tom Williams (1)   President & Secretary      2000      42,857       2,142 (2)          0             0                   0
-----------------------------------------------------------------------------------------------------------------------------------

(1) Jim Snow was the president of the Company prior to its merger with Intuitech. Mr. Snow did not receive a salary. Mr. Williams was the President of Intuitech prior to its merger with the Company and did receive a salary during this time. The Company had no operations prior to its merger with Intuitech.

(2) Mr. Williams will receive, a bonus of $2,142 per magazine archive product unit sold after the first 6 units prior to February 2001.

   Pursuant to an agreement dated June 1, 2000, Intuitech has retained Tom Williams as a consultant, to provide sales and marketing services. Intuitech has agreed to pay approximately $3,250 per month ($5,000 Canadian Dollars). Mr. Williams has agreed to meet Intuitech sales targets of two P2D Service contracts by September 30, 2000; and an additional two P2D Service contracts by January 1, 2001 and an additional six P2D Service contracts by April 1, 2001. To date, Intuitech has not made its sales targets. After Intuitech completes six P2D Service contracts and receives payment in full for the services rendered, Mr. Williams shall be paid a bonus of approximately $1,950 ($3,000 Canadian dollars) for each additional P2D Service contract signed prior to May 31, 2001. Employment agreement is attached as Exhibit "E."

   David Mead, a former director and office of the Company, as paid $23,060.00 for consulting and administrative services rendered. Other than Tom Williams and David Mead, no other past or present executive officer of Monarch or Intuitech has been paid or accrued and amount due for compensation for services rendered at any time from January 1, 2000 to the present time.

   No amounts have been paid to directors for reimbursement for expenses associated with attending director's meeting. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Options/SAR Grants in Last Fiscal Year.

   The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation.

   Prior to February 2001, Mr. Williams will receive, a bonus of $2,142 per unit for each unit after the first 6 units.

Compensation Pursuant to Plans.

   The Company does not have any compensation or option plans.

Pension Table.

   None

Other Compensation.

   None

Compensation of Directors.

   Directors receive no compensation except for reimbursement for expenses associated with attending a directors meeting.

Termination of Employment and Change of Control Arrangement.

   Their neither are presently nor are there anticipated any agreements regarding change of control of the Company.

Item 7.   Certain Relationships and Related Transactions.
---------------------------------------------------------

   Mr. Williams the President of the company is also the President of Dominion Game Marketing Ltd., a company that develops computer games to be played over the Internet (massive multiplayer games). In October 1999, the Company loaned $50,000 to Dominion Game Marketing Ltd., a Canadian corporation controlled by, Tom Williams the President of the Company. The note was payable on March 30, 2000 and bears interest at 1% per annum on the unpaid balance. The company extended the note repayment to July 2000.

   At his time the Company agreed to loan Dominion Game Marketing Ltd.
$50,000, it was at arms length with Dominion Game Marketing Ltd., Mr. Williams was not a director or officer of the Company. Monarch was exploring a possible business interest in Dominion Game Marketing Ltd., and subsequently decided not to proceed, instead concluding an agreement with Intuitech Marketing Inc.

   Subsequently to September 30, 2000, we entered into a Loan Agreement dated October 1, 2000 with Dominion Game Marketing Ltd. in regards to the $50,000 loan. In accordance with this Loan Agreement Dominion Game Marketing Ltd. has agreed to pay all interest owing up to September 30, 2000 and to an increase in the interest rate to 7% per annum and the Company has agreed to extend the due date to June 30, 2001. In the event of default the loan is payable immediately. The loan agreement is governed under the laws of British Columbia, Canada.

   The Loan Agreement dated October 1, 2000 between the Company and Dominion Game Marketing Ltd. is attached as Exhibit F.

   We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

The Company does not have a promoter.

Item 8.   Description of Securities
-----------------------------------

General

   The Company is authorized to issue 50,000,000 shares of capital stock, par value $0.001 per share designated as Common Stock. There are 23,444,349 fully paid and non-assessable shares of Common Stock currently issued and outstanding as of November 30, 2000.

Common Stock

   The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

   Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

   Holders of Common Stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

                                    PART II
                                    -------

Item 1.   Market Price of and Dividends on the Registrant's Common Equity and
-----------------------------------------------------------------------------
Other Shareholder Matters.
--------------------------

   The Company's Common Stock is currently not quoted or listed for trading with any exchange or market. None of the Company's Common stock is subject to outstanding options or warrants to purchase shares of the Company. Monarch is not a blank check company, and there are no promoters or affiliates acting as underwriters. As such, Rule 144 should be available for all resale transactions.

   Pursuant to paragraph 6.06 in the Agreement, a copy of which is attached as
Exhibit 1, the Company has agreed that, for a period of eighteen months from the closing date being April 8, 2000, it will not engage in any reverse split of its issued and outstanding Common Stock without the prior written approval of the holders of a majority in interest of the issued and outstanding Monarch Common Stock on the date of this Agreement.

   On April 8, 2000, Monarch agreed to issue 4,322,249 shares of its stock to the Intuitech shareholders. A list of the Intuitech shareholders who received stock is attached as exhibit "G". The 12-month holding period expires April 8, 2001.

   Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future.

   As of November 30, 2000, the Company had 23,444,349 shares of its Common Stock issued and outstanding held by approximately 144 shareholders.

   There are 1,662,320 shares of the Common stock of the Company held by Mr. Williams and Mr. Nienhuis, who are affiliated, all of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. All 1,662,320 shares of common stock outstanding are restricted shares for which the one-year holding period has not expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

   Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them and may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Penny Stock Considerations.

   Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

   These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

   No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

   As of the date of this registration, we had one hundred forty four (144) holders of record of our common Stock. We currently have one class of Common Stock outstanding. We have not paid any dividends since we were formed. There are no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.


Item 2.   Legal Proceedings.
----------------------------

   The Company is not, and has not been, involved in any legal proceedings.


Item 3.   Changes in and Disagreements with Accountants.
-------------------------------------------------------

   During the two most recent fiscal years and the subsequent interim period, the Company has had no disagreement, resignation or dismissal of the principal independent accountant for the Company. The accountant for the Company at this time is Albright, Persing and Associates Ltd.

Item 4.   Recent Sales of Unregistered Securities.
--------------------------------------------------

   The following sets forth information relating to all previous sales by us, which were not registered under the Securities Act of 1933. During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 6,000,000 shares of common stock at $.0125 per share. A total of 6,000,000 shares were purchased, resulting in proceeds to the Company of $75,000.

   We have never utilized an underwriter for an offering of our securities. Monarch did not use any underwriters for each offering.

   The offering pursuant to Form D under Rule 504 was implemented and filed prior to April 7, 1999; before the new rules were applied. Moreover, the shares involved by affected stockholders are not being held by a stockholder owning more than ten (10%) percent or is in an otherwise controlled position with Monarch Media and Entertainment Croup, Inc. Consequently, by Rule 504 promulgated under the 1933 Act and the certificates representing the shares with regard to the shareholders need not bear a restrictive legend pertaining to any sales or dispositions of the shares. In addition, no "stop transfer" instructions need to be lodged against the certificates and thus these shares are free trading stock. In addition, as previously noted, Monarch does not meet the criteria for a blank check company. While it is indeed a development stage company, it does have a specific business plan which does not involve engaging in a merger or acquisition with an unidentified company or companies or other entity or person.

Item 5.   Indemnification of Directors and Officers.
----------------------------------------------------

   Our Articles of Incorporation provide that to the fullest extent permitted by law, that Directors of the corporation or its stockholders shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a directors duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) liability for unlawful payments or dividends or unlawful stock purchases or redemption by the corporation; (4) a transaction from which the director derived an improper personal benefit.

   Pursuant to paragraph 6.02 in the Agreement, a copy of which is attached as
Exhibit 1, the Company has agreed that it will indemnify and hold harmless Intuitech, the Intuitech Stockholders, Intuitech 's directors and officers, and each person, if any, who controls Intuitech within the meaning of the Securities Act, from and against any and all losses, claims, damages, expenses, liabilities, or actions to which any of them may become subject under applicable law (including the Securities Act and the Securities Exchange Act) and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any claims or actions, whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities, or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any application or statement filed with a governmental body or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing by the Company expressly for use in the Agreement. The indemnity agreement contained in this Section 6.04 of the Agreement shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of Intuitech and shall survive the consummation of the transactions contemplated by this Agreement for a period of six months.

                                    Part F/S
                                    --------





                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                             AUDITED FINANCIAL STATEMENTS
                              DECEMBER 31, 1999, AND 1998

Item 1.
-------

                                   TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS
     Balance Sheets                                                            2
     Statements of Operations                                                  3
     Statements of Cash Flows                                                  4
     Statements of Stockholders' Equity (Deficit)                              5
     Notes to Financial Statements                                          6-10

Page A-1

                       Albright, Persing & Associates, Ltd.

                           CERTIFIED PUBLIC ACCOUNTANTS
                          1025 Ridgeview Drive, Suite 300
Shareholders                   Reno, Nevada  89509      Telephone (775) 826-5432
------------
Deanc A. Albright, CPA                                  Facsimile (775) 826-5510
Casey S. Persing, CPA, MS Tax                        Albright-Persing@Source.net
Eric K. Kronawetter, CPA

                       INDEPENDENT AUDITORS' REPORT
                       ----------------------------

To the Shareholders and Board of Directors
Monarch Media and Entertainment Group, Inc.

   We have audited the accompanying balance sheets of Monarch Media and Entertainment Group, Inc. (a development stage company) as of December 31, 1999, and 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999, 1998, and 1997, and for the period from inception (December 30, 1997) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Media and Entertainment Group, Inc. as of December 31, 1999, and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998, and 1997, and for the period from inception (December 30, 1997) to December 31, 1999 in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Albright, Persing and Associates, Ltd.

Reno, Nevada
June 13, 2000

Page A-2


               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEETS
                      DECEMBER 31, 1999, AND 1998
                   (See Independent Auditors' Report)

                                ASSETS


                                             December 31,         December 31,
                                                     1999                 1998
                                             ------------         ------------
Current Assets
   Cash                                      $      1,904         $       -
   Note Receivable                                 50,000                 -
                                             ------------         ------------

     Total Assets                            $     51,904         $       -
                                             ============         ============


            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
   Accounts Payable                          $       -            $     11,017
                                             ------------         ------------
     Total Current Liabilities                       -                  11,017
                                             ------------         ------------

Stockholders' Equity (Deficit)
   Common stock, $.001 par value
     authorized 50,000,000 shares,
     issued and outstanding 19,122,000
     shares at December 31, 1999 and
     2,105,300 shares at December 31,
     1998                                          19,122                2,105
   Additional paid in capital                      69,000                 -
   Deficit accumulated during the
     development stage                            (36,218)             (13,122)
                                             ------------         ------------
      Net Stockholders' Equity (Deficit)           51,904              (11,017)
                                             ------------         ------------

      Total Liabilities and Stockholders'
        Equity (Deficit)                     $     51,904         $       -
                                             ============         ============

   The accompanying notes are an integral part of these financial statements.

Page A-3


               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF OPERATIONS
        FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
         AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                    (See Independent Auditors' Report)

                                                                                                      Inception
                                                                    Years Ended                        through
                                                                    December 31,                     December 31,
                                             ------------------------------------------------------
                                                     1999               1998           1997              1999
                                             -----------------------------------------------------------------------
Expenses:
   Professional Services                      $    23,060          $   11,017      $    2,105        $   36,182
   Other general and administrative
       expenses                                        36                -               -                   36
                                               ----------           ---------       ---------         ---------
                                                   23,096              11,017           2,105            36,218
                                               ----------           ---------       ---------         ---------

        Net (Loss)                                (23,096)            (11,017)         (2,105)          (36,218)

Other Comprehensive Income (Loss)                    -                   -               -                 -
                                               ----------           ---------       ---------         ---------

        Comprehensive (Loss)                  $   (23,096)         $  (11,017)     $   (2,105)       $  (36,218)
                                               ==========           =========       =========         =========

Net Loss per Share                            $     (.002)         $    (.005)     $    (.001)       $    (.005)
                                               ==========           =========       =========         =========

Weighted average
   shares outstanding                          12,393,495           2,105,300       2,105,300         7,235,343
                                               ==========           =========       =========         =========

   The accompanying notes are an integral part of these financial statements.

Page A-4


               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                        STATEMENTS OF CASH FLOWS
        FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
         AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                    (See Independent Auditors' Report)

                                                                                                      Inception
                                                                    Years Ended                        through
                                                                    December 31,                     December 31,
                                             ------------------------------------------------------
                                                     1999               1998           1997              1999
                                             -----------------------------------------------------------------------
Cash Flows from (for) Operating Activities:
   Net income (loss)                          $   (23,096)         $  (11,017)     $   (2,105)       $  (36,218)
                                               ----------           ---------       ---------         ---------
   Adjustments to reconcile net loss to
     net cash used by operating
     activities:
      (Increase) Decrease in
         notes receivable                         (50,000)               -               -              (50,000)
      Increase (Decrease) in
         accounts payable                         (11,017)             11,017            -                 -
      Stock issued for professional
         services rendered                         11,017                -              2,105            13,122
                                               ----------           ---------       ---------         ---------
           Net Adjustments                        (50,000)             11,017           2,105           (36,878)
                                               ----------           ---------       ---------         ---------

           Net Cash (Used) by
            Operating Activities                  (73,096)               -               -              (73,096)
                                               ----------           ---------       ---------         ---------
Cash Flows From Financing Activities:
   Proceeds from sales of stock                    75,000                -               -               75,000
                                               ----------           ---------       ---------         ---------

           Net Cash Provided by
            Financing Activities                   75,000                -               -               75,000
                                               ----------           ---------       ---------         ---------

Net increase (decrease) in cash                     1,904                -               -                1,904

Cash at beginning of year                            -                   -               -                 -
                                               ----------           ---------       ---------         ---------

Cash at end of period                         $     1,904          $     -         $     -           $    1,904
                                               ==========           =========       =========         =========

SUPPLEMENTAL DISCLOSURES
-------------------------

Amount paid for interest                      $      -             $     -         $     -           $     -
                                               ==========           =========       =========         =========

Amount paid for income taxes                  $      -             $     -         $     -           $     -
                                               ==========           =========       =========         =========

   The accompanying notes are an integral part of these financial statements.

Page A-5

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
               STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
         FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                  (See Independent Auditors' Report)

                                                                                                        Deficit
                                                                                                    Accumulated
                                                                                     Additional      During the
                                                            Common Stock                Paid-in     Development
                                                   Shares                 Amount        Capital           Stage           Total
                                                 ---------------------------------------------------------------------------------
Issuance of shares of common stock during
   1997, for professional services
   rendered                                       2,105,300            $    2,105      $        -     $        -       $     2,105

Net loss for 1997                                      -                     -                  -            (2,105)        (2,105)
                                                 ----------             ---------       ------------   ------------     -----------

Balance, December 31, 1997                        2,105,300                 2,105               -            (2,105)          -

Net loss for 1998                                      -                     -                  -           (11,017)       (11,017)
                                                 ----------             ---------       ------------   ------------     -----------

Balance, December 31, 1998                        2,105,300                 2,105               -           (13,122)       (11,017)

Issuance of shares of common stock during
   1999, for professional services
   rendered                                      11,016,800                11,017               -              -            11,017

Issuance of shares of common stock for cash
   on December 1, 1999, at $.0125 per
   share                                          6,000,000                 6,000             69,000           -            75,000

Net loss for 1999                                      -                     -                  -           (23,096)       (23,096)
                                                 ----------             ---------       ------------   ------------     -----------
Balance, December 31, 1999                       19,122,100            $   19,122      $      69,000  $     (36,218)   $    51,904
                                                 ==========             =========       ============   ============     ===========

   The accompanying notes are an integral part of these financial statements.

Page A-6

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

Business
--------

   Monarch Media and Entertainment Group, Inc. (the "Company") a Nevada corporation located in Dickson, Tennessee, was incorporated on December 17, 1997. The Company is in the business of developing, managing, and marketing and distribution for the publishing and recording industry.

   The Company has been in the development stage since its formation. It is primarily engaged in financial planning, raising capital, and developing its planned business activities.

Risks and Uncertainties

   The Company has not generated significant revenue during the years ended December 31, 1999, 1998, and 1997, and has funded its operations primarily through the issuance of equity. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, that the Company will obtain the funding on terms favorable to or affordable. As discussed in Note 4 below, the Company is in the process of completing a merger acquisition, but there are no assurances that the merger will be profitable. Ultimately, however, the company will need to achieve profitable operations in order to continue as a going concern.

   These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

   Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

Page A-7

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
---------------------------------------------------------------------------
Continued

Concentrations of Credit Risk

   The Company maintains cash balances at one bank located in Hendersonville, Tennessee. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

   Effective December 30, 1997, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107 do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of
(1) the limited information available to the Company, and (2) the significance of the cost to obtain independent appraisals for this purpose.

Income Taxes

   In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 required a change from the deferred method of accounting for income taxes of APB Opinion 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS
No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The
Company adopted SFAS No. 109 effective December 30, 1997, at its inception.

Net Loss per Share

   In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. The Company adopted SFAS No. 128 effective December 30, 1997.

Page A-8

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
---------------------------------------------------------------------------
Continued

   Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

   Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

New Accounting Standards

   In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure, but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss), therefore, comprehensive income and net income are the same amount.

   In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

   In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning

Page A-9

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
---------------------------------------------------------------------------
Continued

after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

NOTE 2 - INCOME TAXES
---------------------

   As discussed in Note 1, the Company adopted SFAS No. 109 effective December 30, 1997. One of the provisions of SFAS 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At December 31, 1999, 1998 and 1997, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                      1999            1998            1997
                               -------------------------------------------------

Net operating loss
  carryforwards (tax)          $      5,433        $      1,968      $      316
Less: valuation allowance            (5,433)             (1,968)           (316)
                                -----------         -----------       ---------

                               $       -           $       -         $     -
                                ===========         ===========       =========

   As of December 31, 1999, the Company has net operating loss carryforwards of approximately $36,218 for Federal income tax return purposes, which expire through 2014. The future tax benefits are dependent upon the Company's ability to generate future earnings.

   In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.

Page A-10

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 3 - STOCKHOLDERS' EQUITY
-----------------------------

   During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 6,000,000 shares of common stock at $.0125 per share. A total of 6,000,000 shares were purchased, resulting in proceeds to the Company of $75,000.

NOTE 4 - SUBSEQUENT EVENTS
--------------------------

Acquisition

   On March 29, 2000, the Company entered into an agreement to acquire all the issued and outstanding shares of stock of Intuitech Marketing, Inc., a Canadian company that acquires and enhances existing software technologies and products so that they can be reintroduced to the market place, in exchange for 4,322,249 shares of restricted common stock at $.01 per share.

ITEM 2
------



                           INTUITECH MARKETING INC.
                         A Development Stage Company

                            FINANCIAL STATEMENTS
                         (Expressed in U.S. Dollars)

                               April 30, 2000

Page IA-1

--------------------------------------------------------------------------------
                        INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                     Page

Auditors' Report                                                        1

Financial Statements

    Statement of Loss                                                   2

    Balance Sheet                                                       3

    Statement of Shareholders' Equity                                   4

    Statement of Changes in Financial Position                          5


    Notes to Financial Statements                                       6

Page IA-2

GALLOWAY
BOTTESELLE
& COMPANY

Porter Hetu
International
Professional Services Group

                     -----------------------------------------------------------
                                          AUDITORS' REPORT
-------------------  -----------------------------------------------------------
R.M. Galloway*
-------------------
E.A. Booteselle*
-------------------
B.R. Blamey*
-------------------
D.R. Van Gruen*      To the Directors of Intuitech Marketing Inc.
-------------------
R.E. Biedka          We have audited the balance sheet of Intuitech Marketing
-------------------
S.K. Watson          Inc. as at April 30, 2000 and the statements of
-------------------
K.D. Waugh           shareholders' equity, loss and changes in financial
-------------------
S.R. Wright          position for the year then ended. These financial
-------------------
*Professional        statements are the responsibility of the Company's
Corporation          management.  Our responsibility is to express an opinion on
-------------------
                     these financial statements based on our audit.

                     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

                     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2000 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.

                     /s/ Galloway, Botteselle & Company

                     Certified General Accountants

-------------------- Vancouver, B.C.
Maple Place          Canada
Professional Centre  December 15, 2000
--------------------
300-2000 West 12th Avenue
--------------------
Vancouver, B.C. V6J 2G2
--------------------
Tel:(604) 736-6581
--------------------
Fax:(604) 736-0152
--------------------
support@porterhetu.com
--------------------
www.porterhetu.com
--------------------

Page IA-3

INTUITECH MARKETING INC.
(A Development Stage Company)
STATEMENT OF LOSS
(Expressed in U.S. Dollars)
For the Year Ended April 30, 2000

See Auditors' Report
--------------------------------------------------------------------------------

                                        Cumulative From
                                            Inception         2000         1999
--------------------------------------------------------------------------------
Sales                                        $   52,491       -            -
Cost of Goods Sold                               36,422       -            -
--------------------------------------------------------------------------------
Gross Earnings                                   16,069       -            -
--------------------------------------------------------------------------------
Expenses
   Consulting                                     4,082      4,082         -
   Bank charges and interest                      7,447       -           2,535
   Management fees                               21,952       -            -
   Office                                         6,085        845           24
   Professional services                          5,535        701          505
   Rent                                           3,581       -            -
   Wages and commissions                          8,133       -            -
   Write down of deferred development costs         653       -            -
                                              ---------   --------     --------
                                                 57,468      5,628        3,064
                                              ---------   --------     --------
Loss From Operations                            (41,399)    (5,628)      (3,064)

Other
Foreign currency translation adjustment           1,006     (1,791)       1,208
--------------------------------------------------------------------------------
Net Loss                                        (40,393)    (7,419)      (1,856)
================================================================================
Loss Per Share                                  (0.1027)   (0.0013)        (928)
================================================================================
Weighted Average Shares Outstanding             393,330  5,539,375            2
================================================================================
See Accompanying Notes

Page IA-4

INTUITECH MARKETING INC.
(A Development Stage Company)
BALANCE SHEET
(Expressed in U.S. Dollars)
As at April 30, 2000
See Auditors' Report
--------------------------------------------------------------------------------
                                                          2000          1999
ASSETS
Current
   Cash                                                $    79,738         -
   Accounts receivable                                       3,722         -
                                                        ----------   ----------
                                                            83,460         -

Archive Software Technology (Note 3)                        73,655         -
--------------------------------------------------------------------------------
                                                       $   157,115         -
================================================================================

LIABILITIES
Current
   Accounts payable and accrued liabilities (Note 4)   $     2,299        5,223
Due To Parent (Note 5)                                        -          27,750
--------------------------------------------------------------------------------
                                                             2,299       32,973
--------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Share Capital (Note 6)                                     195,209            1

Cumulative Translation Adjustment                            1,006        2,797

Deficit                                                    (41,399)     (35,771)
--------------------------------------------------------------------------------
                                                           154,816      (32,973)
--------------------------------------------------------------------------------
                                                       $   157,115         -
================================================================================
See Accompanying Notes

Approved:

/s/   Tom Williams
--------------------------
Tom Williams, Director

Page IA-5

INTUITECH MARKETING INC.
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in U.S. Dollars)
From Inception to April 30, 2000

See Auditors' Report

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Foreign
                                                                                                    Currency          Cumulative
                                               Shares            Amount              Deficit     Translation             Total
---------------------------------------------------------------------------------------------------------------------------------
March 25, 1985 issue
common shares for cash                               2       $           1               -              -                      1
Net loss April 30, 1986                           -                   -                (4,945)            43              (4,901)
Net loss April 30, 1987                           -                   -               (10,550)          (551)            (16,002)
Net loss April 30, 1988                           -                   -               (11,136)        (2,270)            (29,408)
Net loss April 30, 1989                           -                   -                (1,197)        (1,168)            (31,773)
Net earnings April 30, 1990                       -                   -                 6,572           (448)            (25,649)
Net loss April 30, 1991                           -                   -                  (525)          (260)            (26,434)
Net loss April 30, 1992                           -                   -                  (291)           861             (25,864)
Net loss April 30, 1993                           -                   -                (4,059)         1,746             (28,177)
Net loss April 30, 1994                           -                   -                (2,858)         2,539             (28,496)
Net loss April 30, 1995                           -                   -                (1,322)          (566)            (30,384)
Net loss April 30, 1996                           -                   -                  (572)           125             (30,831)
Net loss April 30, 1997                           -                   -                (1,269)           735             (31,365)
Net loss April 30, 1998                           -                   -                  (556)           803             (31,118)
Net loss April 30, 1999                           -                   -                (3,063)         1,208             (32,973)
December 1, 1999 issue
common shares to purchase
Archive technology license at
$0.05 (Cdn$) per share                         500,000              16,955               -              -                (16,018)
December 20, 1999 issue
common shares for cash at
$0.001 (Cdn$) per share                      7,250,000               5,023               -              -                (10,995)
December 20, 1999, 106,731
Class A preferred shares issued
for cash at $0.185 (Cdn$) per
share and 102,138 issued for debt
at $0.185 (Cdn$) per share                     208,869              26,773               -              -                 15,778
March 24, 2000, 471,753 Class
A preferred shares issued for
cash at $0.185(Cdn$) per share                 471,753              60,214               -              -                 75,992
March 24, 2000, 12,500,000
common shares issued for
cash                                        12,500,000              86,243               -              -                162,235
March 29, 2000, Class A
preferred shares converted to
common shares on a 1 for 2
basis.                                         680,622                -                  -              -                162,235
Net loss April 30, 2000                           -                   -                (5,628)        (1,791)            154,816
---------------------------------------------------------------------------------------------------------------------------------
                                            21,611,246       $     195,209            (41,399)         1,006             154,816
=================================================================================================================================

See Accompanying Notes

Page IA-6

INTUITECH MARKETING INC.
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in U.S. Dollars)
From Inception to April 30, 2000

See Auditors' Report
--------------------------------------------------------------------------------
                                             Cumulative From
                                                 Inception      2000     1999
--------------------------------------------------------------------------------
CASH PROVIDED BY:

Operating Activities
  Net loss from Operations                     $   (41,399)    (5,628)   (3,064)
    Write down of deferred development costs           653       -         -
                                                ----------   --------   -------
                                                   (40,746)    (5,628)   (3,064)

Changes in non-cash working capital:
  Accounts receivable                               (3,722)    (3,722)     -
  Accounts payable and accrued liabilities           2,299     (2,924)    2,949
                                                ----------   --------   -------
                                                   (42,169)   (12,274)     (115)
                                                ----------   --------   -------
Financing Activities
  Due from affiliates                                 -       (27,750)   (1,093)
  Issuance of share capital                        195,209    195,208      -
  Translation adjustment                             1,006     (1,791)    1,208
                                                ----------   --------   -------
                                                   196,215    165,667       115
                                                ----------   --------   -------
Investing Activities
  Deferred development costs                       (74,308)   (73,655)     -
--------------------------------------------------------------------------------
                                                   (74,308)   (73,655)     -
================================================================================
Change in Cash Position                             79,738     79,738      -

Beginning Cash Position                               -          -         -
--------------------------------------------------------------------------------
Ending Cash Position                           $    79,738     79,738      -
================================================================================
See Accompanying Notes

Page IA-7

--------------------------------------------------------------------------------
Note 1   Nature of Operations
--------------------------------------------------------------------------------

    The Company was incorporated under the laws of British Columbia, Canada on March 27, 1985. During the two-year period immediately after incorporation, the Company began marketing local area network equipment and business computer systems. The Company was dormant from 1989 until December 1999 when it acquired a magazine archiving technology from its then parent corporation Helikon Technologies Inc. ("Helikon"). The Company is now in the business of acquiring and enhancing existing software technologies and products so that they can be reintroduced to the market place.

    The magazine archive software allows magazine publishers to create an electronic archive of all or a portion of the back issues from their magazine publications on a CD-ROM. The magazine archive product is ideal for magazines whose content does not fade with time and provides its subscribers with a searchable base of reference material.

    The Company plans to expand the capabilities of the magazine archive software.

    Takeover Agreement
    By agreement dated March 29, 2000 and amended April 8, 2000, all outstanding shares of the Company were acquired by Monarch Media and Entertainment Group, Inc. making the company a wholly owned subsidiary of Monarch Media and Entertainment Group, Inc.

--------------------------------------------------------------------------------
Note 2   Accounting Policies
--------------------------------------------------------------------------------

    Cash and Cash Equivalents
    Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

    Risks and Uncertainties
    The Company is in the development stage and has not begun to generate revenue and has funded its operations through the issuance of equity.

    The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for software products and services. These risks include the inability of the Company to generate sales for its products, the rejection of the Company's services by consumers and magazine publishers, as well as other risks and uncertainties.

Page IA-8

--------------------------------------------------------------------------------
Note 2   Accounting Policies (Continued)
--------------------------------------------------------------------------------

    There is no assurance that the Company's research, development, and marketing activities will be successful, that the Company will have commercially acceptable products, or that the Company will achieve significant sales of such products. The Company has incurred net losses and has an accumulated deficit at April 30, 2000. In addition, the Company operates in an environment of rapid change in technology and is dependent upon its ability to obtain additional funding and execute its business plan. If the Company is unable to successfully bring its technologies to commercialization, it is unlikely that the Company could continue as a business.

    These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

    Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Concentrations
    Concentration of Credit Risk - The Company maintains its cash in one bank account located in Vancouver, B.C., Canada. The account is insured by the Canadian Deposit Insurance Corporation (CDIC) up to $60,000 (Canadian Currency). The Company's cash balances, at times, may exceed federally insured limits.

    Concentrations of Operations - The Company is currently developing one product, which is being designed for operations in the North American magazine or trade publishing market. Any recessionary pressures or other disturbances in this market could have an adverse effect on the Company's operations.

    Translation of Foreign Currencies
    The financial position and results of operations of the Company are measured generally using Canadian currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at each fiscal year-end. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account. Foreign currency exchange gains and losses are included in net income.

Page IA-9

--------------------------------------------------------------------------------
Note 3   Archive Software Technology
--------------------------------------------------------------------------------

                                                           2000         1999
                                                           ----         ----
    Purchase of Archive Software Technology license   $   34,390         -
    Software development costs                            39,265         -
                                                       ---------    ---------
                                                      $   73,655         -
                                                      ==========    =========

    Software development costs have been recorded at cost and will be amortized when the project is completed and brought to market.

--------------------------------------------------------------------------------
Note 4   Accounts Payable and Accrued Liabilities
--------------------------------------------------------------------------------

                                                           2000         1999
                                                           ----         ----
    Accounts payable - trade                          $    2,299         -
    Accrued liabilities                                     -           5,223
                                                       ---------    ---------
                                                      $    2,299        5,223
                                                      ==========    =========

--------------------------------------------------------------------------------
Note 5   Due To Parent
--------------------------------------------------------------------------------
Amounts due to Helikon have been repaid during the year.

Page IA-10


--------------------------------------------------------------------------------
Note 6   Share Capital
--------------------------------------------------------------------------------

    Authorized:
       50,000,000     Common shares without par value
       25,000,000     Class "A" Preferred shares without par value
       25,000,000     Class "B" Preferred shares without par value

    Issued and Fully Paid:                                 2000         1999
                                                           ----         ----
       21,611,246     Common shares                   $  195,209            1
                                                       =========    =========

    The changes in the issued common shares of the Company are as follows:

                                                        Number of
                                                          Shares   Consideration
                                                        ---------  -------------
    Balance April 30, 1999                                       2  $         1
    Cash                                                19,750,000       91,266
    Purchase of Archive Software Technology Licence        500,000       16,955
    Class A preferred shares issued for cash and debt
     converted to common shares on a 1 for 2 basis       1,361,244       86,987
                                                        ----------   ----------
                                                        21,611,246  $   195,209
                                                        ==========   ==========

--------------------------------------------------------------------------------
Note 7   Shareholder's Equity
--------------------------------------------------------------------------------

    Common Shares
    As of April 30, 2000, the Company has reserved no common shares to be issued. There are no outstanding warrants and options.

    Dividends
    At April 30, 2000, there were no dividends in arrears and no securities issued that require interest or dividends.

Page IA-11

--------------------------------------------------------------------------------
Note 8   Related Party Transactions
--------------------------------------------------------------------------------

    Receivables from Related Parties
    The Company has outstanding at April 30, 2000 and 1999, no amounts due from related parties.

    Software and Development Costs
    In December 1999, the Company acquired a master license to use and modify developed software for $34,390 ($50,000 Canadian) from Helikon Technologies Inc. At the time, the Company was a wholly owned subsidiary of Helikon Technologies Inc. and related by common directors.

    In February 2000, the Company entered into a verbal agreement with Helikon Technologies Inc. whereby Helikon agreed to upgrade and enhance the developed software. This agreement was reduced to writing by contract dated November 1, 2000. The net price for this software development is $134,648 ($198,000 Canadian) to be paid during the development and completion of the software. As of April 30, 2000, the Company has paid $39,265 ($57,000 Canadian) for the progression of the software development.

    During the period December 1999 through April 2000, the Company sold additional equity shares, which diluted Helikon Technologies Inc.'s interest in the Company. On April 27, 2000, the Company and Helikon were no longer related by common directors or officers. As of June 10, 2000, Helikon had no ownership interest in the Company.

    Payables to Related Parties
    The following are amounts due to Helikon.

                                                           2000         1999
                                                           ----         ----
    Notes and accounts payable to related parties     $    2,299       27,750
                                                       =========    =========

    Income Statement
    The Company paid $4,082 ($6,000 Canadian) in consulting fees to Tom
    Williams during the fiscal year ended April 30, 2000. Payment was made prior to the date Tom Williams was appointed Director of the Company. See subsequent event note.

Page IA-12

--------------------------------------------------------------------------------
Note 9   Subsequent Events
--------------------------------------------------------------------------------

    The following events transpired subsequent to the year-end of the company:

    Consulting Fees
    On June 1, 2000, the Company entered into a consulting services agreement with Tom Williams, a stockholder and director/officer of the Company. During the six month period ended November 30, 2000 the Company paid $13,485 ($19,958 Canadian) for these services and there is no amount due for these services. See Related Party Note.

    Advance from Parent
    Since the fiscal year ended April 30, 2000 Monarch Media and Entertainment Group, Inc. has advanced the Company a net amount of $23,524 ($34,815 Canadian). These advances do not bear interest and have no fixed terms of repayment.

--------------------------------------------------------------------------------
Note 10   Income Taxes
--------------------------------------------------------------------------------

    The company has incurred losses for income tax purposes in the amount of $14,487, which may be carried forward to reduce taxable income in future years. The unused portion of these losses will expire as follows:

                2001   $   2,367
                2002         886
                2003         196
                2004         834
                2005         186
                2006       2,740
                2007       7,278
                       ---------
                      $   14,487
                       =========

--------------------------------------------------------------------------------
Note 11   US Generally Accepted Accounting Principles
--------------------------------------------------------------------------------

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. There is no material differences between Canadian and US GAAP which affect the company's results of operations and financial position.

Page IA-13

--------------------------------------------------------------------------------
Note 11   US Generally Accepted Accounting Principles (Continued)
--------------------------------------------------------------------------------

    U.S. Accounting Policies
    ------------------------

    Fair Value of Financial Instruments
    In accordance with the Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107"), the carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107 do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of (1) the limited information available to the Company, and (2) the significance of the cost to obtain independent appraisals for this purpose.

    Software and Deferred Development Costs
    The company accounts for the costs of developing software products to be used internally in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use which allows for costs incurred during the application development stage to be capitalized upon the establishment of technological feasibility and subsequently reported on the balance sheet at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

    Asset Impairment
    The Company reviews its intangibles and other long-lived assets periodically in accordance with Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, to determine potential impairment by comparing the carrying value of the assets with estimated undiscounted future cash flows expected to result from the use of the assets, including cash flows from disposition. Based on this analysis, if the sum of the expected future undiscounted net cash flow is less than its carrying value, the Company would determine whether an impairment loss should be recognized. At April 30, 2000, it was determined that there were no asset impairments.

Page IA-14


--------------------------------------------------------------------------------
Note 11   US Generally Accepted Accounting Principles (Continued)
--------------------------------------------------------------------------------

    Income Taxes
    The Company accounts for income taxes by the asset/liability approach in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under this pronouncement, deferred income taxes, if any, reflect the estimated future tax consequences when reported amounts of assets and liabilities are recovered or paid. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are scheduled to be in effect when the differences are expected to reverse. The provision for income taxes, if any, represents the total income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The tax benefits related to operating loss carryforwards are recognized if management believes, based on available evidence, that it is more likely than not that they will be realized.

    Net Loss per Share
    In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. Upon adoption, all prior EPS data was restated.

    Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

    Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

    New Accounting Standards
    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain (loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss); therefore, comprehensive income and net income are the same amount.

Page IA-15

--------------------------------------------------------------------------------
Note 11   US Generally Accepted Accounting Principles (Continued)
--------------------------------------------------------------------------------

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

ITEM 3
------

          MONARCH MEDIA & ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   In March 2000, Monarch Media and Entertainment Group, Inc. merged with Intuitech Marketing, Inc. (collectively "the Company"). Intuitech Marketing, Inc. ("Intuitech") was a Canadian corporation in the business of acquiring and enhancing existing software technologies for reintroduction into the market place. In connection with the legal form of the transaction, Intuitech became a wholly owned subsidiary or Monarch Media and Entertainment Group, Inc. ("Monarch Media") even though the Company's new Board of Directors consists solely of Intuitech management, and Monarch Media lacks substantial assets, liabilities or marketable products. The existing shareholders of Monarch Media retained their 19,122,000 shares and the stockholders of Intuitech received shares of Monarch Media at a ratio of approximately 5 to 1 for 4,322,349 shares. Monarch Media, as the acquiror, did not record goodwill or any other intangible asset for this acquisition as the combination was recorded at the book value, which was also the fair market value, of Intuitech's assets.

   The accompanying condensed consolidated financial statements illustrate the effect of the acquisition (Pro Forma) on the results on the Company's financial position and results of operations. The consolidated balance sheet as of December 31, 1999, is based on the historical balance sheets of Monarch Media and Intuitech as of that date and assumes the acquisition took place on January 1, 1999. The condensed consolidated statements of income for the year ended December 31, 1999, and the period ended June 30, 1999, are based on the historical statements of income of Monarch Media and Intuitech for those periods. The pro forma condensed consolidated statements of income assume the acquisition took place on January 1, 1999. No pro forma condensed consolidated balance sheet as of June 30, 2000, has been presented because the accounting for the acquisition was reflected in the Company's condensed consolidated balance sheet as of June 30, 2000.

   Intuitech reported using a fiscal year end date of April 30th. To prepare the pro forma condensed consolidated financial statements, the financial information of Intuitech had to be presented on the December 31 year-end of Monarch Media.

   The pro forma condensed consolidated financial statements may not be indicative of the actual results of the acquisition. In particular, the pro forma condensed consolidated financial statements are based on management's current estimate of the allocation of the purchase price, the actual allocation of which may differ.

   The accompanying pro forma condensed consolidated financial statements should be read in connection with the historical financial statements of Monarch Media and Intuitech.

Page PF-2

                   MONARCH MEDIA & ENTERTAINMENT GROUP, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                         STATEMENT OF FINANCIAL POSITION
                                   UNAUDITED
                           YEAR ENDED DECEMBER 31, 1999

                                       Monarch                                      Monarch
                                        Media        Intuitech     Purchase          Media
                                      Pre-Merger     Pre Merger   Adjustments     Post-Merger
                                     ------------   ------------  -----------   --------------
Cash                                 $     1,904    $     1,493    $      -       $    3,397
GST Receivable                              -             1,284           -            1,284
Note Receivable                           50,000           -              -           50,000
Software                                    -            33,910           -           33,910
                                      ----------     ----------     ----------     ---------

   Total Assets                      $    51,904    $    36,687    $      -       $   88,591
                                      ==========     ==========     ==========     =========

Accounts Payable                     $      -       $     6,804    $      -       $    6,804
Loans Payable                               -               344           -              344
Due to Shareholders                         -               121           -              121
                                      ----------     ----------     ----------     ---------

   Total Liabilities                        -             7,269           -            7,269
                                      ----------     ----------     ----------     ---------

Common Stock                              19,122         90,534          4,322        23,444
                                                                       (90,534)

Paid in Capital                           69,000           -           151,112       220,112

Subscriptions Receivable                    -           (27,532)          -          (27,532)

Accumulated Deficit                      (36,218)       (33,584)        33,584      (134,702)
                                                                       (98,484)
                                      ----------     ----------     ----------     ---------

   Total Equity                           51,904         29,418           -           81,322
                                      ----------     ----------     ----------     ---------

   Total Liabilities and Equity      $    51,904    $    36,687    $      -       $   88,591
                                      ==========     ==========     ==========     =========

Page PF-3

                   MONARCH MEDIA & ENTERTAINMENT GROUP, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                                   UNAUDITED
                           YEAR ENDED DECEMBER 31, 1999

                                       Monarch
                                        Media &
                                     Entertainment        Intuitech
                                      Group, Inc.       Marketing, Inc.      Adjustments          Pro Forma
                                     -------------     ----------------      ------------      --------------
Revenues                             $        -        $        -            $        -        $       -
Cost of Revenues                              -                 -                     -                -
                                      ------------      ------------          ------------      -----------
   Gross Profit                               -                 -                     -                -
                                      ------------      ------------          ------------      -----------

Operating Expenses                          23,096             3,970                  -              27,066
                                      ------------      ------------          ------------      -----------

Income (Loss) from
  Operations                               (23,096)           (3,970)                 -             (27,066)

Other Income (Expense)                        -                    3                  -                   3
                                      ------------      ------------          ------------      -----------

Income (Loss) Before
  Provision for Income
  Taxes                                    (23,096)           (3,967)                 -             (27,063)

Provision for Income Taxes`                   -                 -                     -                -
                                      ------------      ------------          ------------      -----------

   Net Income (Loss)                 $     (23,096)    $      (3,967)        $        -        $    (27,063)
                                      ============      ============          ============      ===========

   Net (Loss) per Share              $      (0.002)                                            $     (0.002)
                                      ============                                              ===========

   Weighted Average
     Number of Shares
     Outstanding                        12,393,495                               4,322,249       16,715,744
                                      ============                            ============      ===========

Page PF-4

                   MONARCH MEDIA & ENTERTAINMENT GROUP, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                                   UNAUDITED
                         SIX MONTHS ENDED JUNE 30, 1999

                                       Monarch
                                        Media &
                                     Entertainment        Intuitech
                                      Group, Inc.       Marketing, Inc.      Adjustments          Pro Forma
                                     -------------     ----------------      ------------      --------------
Revenues                             $        -        $        -            $        -        $       -
Cost of Revenues                              -                 -                     -                -
                                      ------------      ------------          ------------      -----------
   Gross Profit                               -                 -                     -                -
                                      ------------      ------------          ------------      -----------

Operating Expenses                          11,530             3,040                  -              14,570
                                      ------------      ------------          ------------      -----------

Income (Loss) from
  Operations                               (11,530)           (3,040)                 -             (14,570)

Other Income (Expense)                        -                 -                     -                -
                                      ------------      ------------          ------------      -----------

Income (Loss) Before
  Provision for Income
  Taxes                                    (11,530)           (3,040)                 -             (14,570)

Provision for Income Taxes                    -                 -                     -                -
                                      ------------      ------------          ------------      -----------

   Net Income (Loss)                 $     (11,530)    $      (3,040)        $        -        $    (14,570)
                                      ============      ============          ============      ===========

   Net (Loss) per Share              $      (0.001)                                            $     (0.001)
                                      ============                                              ===========

   Weighted Average
     Number of Shares
     Outstanding                        10,625,190                               4,322,249       14,947,439
                                      ============                            ============      ===========

Page PF-5

      MONARCH MEDIA AND ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS (UNAUDITED)

NOTE 1 - ADJUSTMENTS TO THE CONDENSED CONSOLIDATED BALANCE SHEET
----------------------------------------------------------------

   To reflect the acquisition of Intuitech, adjustments were made to record the issuance of 4,322,249 of $.001 par value Monarch Media common stock in exchange for the outstanding shares of Intuitech, eliminate Intuitech's common stock and accumulated deficit at the time of the combination.

   The components of the purchase price are as follows:

      Purchase Price:
        Common stock (4,322,249 shares)          $   155,434

      Liabilities Assumed                              2,473

      Assets Acquired                               (157,907)
                                               -------------

      Costs in Excess of Net Assets
        Acquired                                 $      -
                                               =============


NOTE 2 - ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------

   Intuitech reported on a fiscal year ending in April. Monarch Media reported on a calendar year end (December 31). To properly consolidate the two entities, Intuitech's financial statements were restated to an interim period ending in June and a calendar year ending in December. Interim income statements were added and subtracted to arrive at the six month and twelve month periods. Also, since Intuitech's financial statements were reported in Canadian currency, it was necessary to translate revenues and expenses into U.S. currency. The following is summary of the amounts in U.S. currency included and excluded to arrive at the restated statements.

Page PF-6

      MONARCH MEDIA AND ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS (UNAUDITED)

NOTE 2 - ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS -
------------------------------------------------------------------------------
Continued

For the Six Months Ended June 30, 1999
--------------------------------------

                                                                       Net
                                         Gross         Gross          Income
                                        Revenues       Profit         (Loss)
                                        --------      --------      ---------
Intuitech
---------

Twelve months ended 4/30/99            $      -       $      -       $    3,063

Less:
Eight months ended 12/31/98                   -              -              (23)

Plus:
Two months ended 6/30/99                      -              -             -
                                        ----------     -----------     ---------

Six months ended 6/30/99               $      -       $      -        $   3,040
                                        ==========     ===========     =========


For the Year Ended December 31, 1999
------------------------------------

                                                                       Net
                                         Gross         Gross          Income
                                        Revenues       Profit         (Loss)
                                        --------      --------      ---------

Intuitech
---------

Six months ended 6/30/99               $      -       $      -       $    3,040

Plus:
Six months ended 12/31/99                       (3)            930          927
                                        ----------     -----------    ----------

Twelve months ended 12/31/99           $      -       $       -      $    3,967
                                        ==========     ===========    ==========

                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                    INTERIM UNAUDITED FINANCIAL STATEMENTS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2000

Page I-2

                             TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

FINANCIAL STATEMENTS
Unaudited Balance Sheets                                                       1
Unaudited Statements of Operations                                             2
Unaudited Statements of Cash Flows                                           3-4
Unaudited Statements of Stockholders' Equity (Deficit)                         5
Notes to Unaudited Financial Statements                                     6-11

Page I-3

                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                         CONSOLIDATED BALANCE SHEET
                                JUNE 30, 2000
                                 (Unaudited)

                                    ASSETS


Current Assets
   Cash                                                             $    77,047
   Notes receivable from officers                                        51,446
                                                                     ----------
        Total Current Assets                                            128,493
                                                                     ----------

Other Assets:
   Deferred Development and Software                                     73,655
                                                                     ----------
                                                                         73,655
                                                                     ----------

     Total Assets                                                   $   202,148
                                                                     ==========


                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts Payable                                                 $     7,583
   Due to Stockholders                                                      400
                                                                     ----------
     Total Current Liabilities                                            7,983
                                                                     ----------

Stockholders' Equity
   Common stock, $.001 par value
      authorized 50,000,000 shares,
      issued and outstanding 23,444,349
      shares at June 30, 2000                                            23,444
   Additional paid in capital                                           220,112
   Deficit accumulated during the
      development stage                                                 (47,862)
   Aggregate translation adjustment                                      (1,529)
                                                                     ----------
   Net Stockholders' Equity                                             194,165
                                                                     ----------
   Total Liabilities and Stockholders'
      Equity                                                        $   202,148
                                                                     ==========


  The accompanying notes are an integral part of these financial statements.

Page I-4

                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF OPERATIONS
                 FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
             AND FROM INCEPTION (DECEMBER 30, 1997) TO JUNE 30, 2000
                                  (Unaudited)

                                                                        From
                                                                      Inception
                                                 Six Months Ended      Through
                                                      June 30,         June 30,
                                          ---------------------------
                                                  2000         1999      2000
                                          ------------   ----------   ----------

Net Sales                                 $      -     $      -     $      -
Cost of Sales                                    -            -            -
                                           ----------   ----------   ----------
   Gross Profit                                  -            -            -
                                           ----------   ----------   ----------

Expenses
   Professional Services                       11,620       11,530       47,802
   Other general and administrative
     expenses                                     475        -              511
                                           ----------   ----------   ----------
                                               12,095       11,530       48,313
                                           ----------   ----------   ----------

Loss from Operations                          (12,095)     (11,530)     (48,313)
                                           ----------   ----------   ----------

Other Income (Expense)
   Interest income                                451         -             451
                                           ----------   ----------   ----------
                                                  451         -             451
                                           ----------   ----------   ----------

     Net (Loss)                               (11,644)     (11,530)     (47,862)

Other Comprehensive Income (Loss)
   Foreign currency translation adjustment     (1,529)        -          (1,529)
                                           ----------   ----------   ----------

     Comprehensive (Loss)                 $   (13,173) $   (11,530) $   (49,391)
                                           ==========   ==========   ==========

Net Loss per Share                        $    (0.001) $    (0.001) $    (0.005)
                                           ==========   ==========   ==========

Weighted average shares outstanding        21,283,225   10,625,190    9,686,842
                                           ==========   ==========   ==========

  The accompanying notes are an integral part of these financial statements.

Page I-5

                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF CASH FLOWS
                FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
          AND FROM INCEPTION (DECEMBER 30, 1997) TO JUNE 30, 2000
                                   (Unaudited)


                                                                        From
                                                                      Inception
                                                 Six Months Ended      Through
                                                      June 30,         June 30,
                                          ---------------------------
                                                  2000         1999      2000
                                          ------------   ----------   ----------

Net Sales                                 $      -     $      -     $      -
Cash Flows from (for) Operating
  Activities:
    Net income (loss)                     $   (11,644) $   (11,530) $   (47,862)
                                           ----------   ----------   ----------
Adjustments to reconcile net loss to
   net cash used by operating activities:
    Common stock issued for professional
      services rendered                          -          11,017       13,122
    (Increase) Decrease in
      receivables                                (157)        -         (50,157)
    (Increase) Decrease in prepaid
      expenses                                  1,689         -           1,689
    (Increase) in deferred development
      and software                            (17,255)        -         (17,255)
    Increase (Decrease) in
      accounts payable                          6,507          513        6,507
    (Decrease) in due to stockholders            (952)        -            (952)
                                           ----------   ----------   ----------
       Net Adjustments                        (10,168)      11,530      (47,046)
                                           ----------   ----------   ----------
       Net Cash (Used) by
         Operating Activities                 (21,812)        -         (94,908)
                                           ----------   ----------   ----------

Cash Flows From Investing Activities:
   Cash acquired during acquisition            98,473         -          98,473
                                           ----------   ----------   ----------
        Net Cash Provided by Investing
        Activities                             98,473         -          98,473
                                           ----------   ----------   ----------

Cash Flows From Financing Activities:
   Proceeds from sales of stock                  -            -          75,000
                                           ----------   ----------   ----------

        Net Cash Provided by
          Financing Activities                   -            -          75,000
                                           ----------   ----------   ----------

Effect of exchange rate on cash                (1,518)        -          (1,518)
                                           ----------   ----------   ----------

Net increase (decrease) in cash                75,143         -          77,047

Cash at beginning of year                       1,904         -            -
                                           ----------   ----------   ----------

Cash at end of period                     $    77,047  $      -     $    77,047
                                           ==========   ==========   ==========

  The accompanying notes are an integral part of these financial statements.

Page I-6

                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                          STATEMENTS OF CASH FLOWS
                FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
             AND INCEPTION (DECEMBER 30, 1997) TO JUNE 30, 2000
                                 (Unaudited)


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
-------------------------------------------------


Amount paid for interest                  $      -     $      -     $      -
                                          ===========  ===========  ============

Amount paid for income taxes              $      -     $      -     $      -
                                          ===========  ===========  ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
----------------------------------------------------------------------

Assets and Liabilities Acquired in Acquisition
   Receivables                                         $   1,315
   Prepaid expenses                                        1,720
   Deferred development and software                      56,400
   Accounts payable                                       (1,097)
   Other payables                                         (1,376)

  The accompanying notes are an integral part of these financial statements.

Page I-7

                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO JUNE 30, 2000
                                  (Unaudited)

                                                                                Deficit              Equity
                                                                              Accumulated          Adjustment
                                                              Additional       During the         From Foreign
                                      Common Stock              Paid-in        Development          Currency
                                  -----------------------
                                   Shares        Amount          Capital            Stage           Translation          Total
                                  ---------   -----------       -----------     ------------      ---------------     ----------
Issuance of shares of
 common stock during
 1997, for professional
 services rendered                 2,105,300    $    2,105      $      -        $      -          $      -            $     2,105

Net loss for 1997                       -             -                -             (2,105)             -                 (2,105)
                                  ----------     ---------       ----------      ----------        ----------          ----------

Balance, December 31,
 1997                              2,105,300         2,105             -             (2,105)             -                   -

 Net loss for 1998                      -             -                -            (11,017)             -                (11,017)
                                  ----------     ---------       ----------      ----------        ----------          ----------

Balance, December 31,
  1998                             2,105,300         2,105             -            (13,122)             -                (11,017)

Issuance of shares of
 common stock during
 1999 for professional
 services rendered                11,016,800        11,017             -               -                 -                 11,017

Issuance of shares of
 common stock for cash
 on December 1, 1999 at
 $.0125 per share                  6,000,000         6,000           69,000            -                 -                 75,000

Net loss for 1999                       -             -                -            (23,096)             -                (23,096)
                                  ----------     ---------       ----------      ----------        ----------          ----------

Balance, December 31,
  1999                            19,122,100        19,122           69,000         (36,218)             -                 51,904

Issuance of shares of
 common stock on
 March 31, 2000 for all
 shares of Intuitech
 Marketing, Inc. at
 $.036 per share                   4,322,249         4,322          151,112            -                 -                155,434

Aggregate Adjustment
 resulting from trans-
 lation of financial state-
 ments into U.S. dollars                -             -                -               -               (1,529)             (1,529)

Net loss through June 30,
  2000                                  -             -                -            (11,644)             -                (11,644)
                                  ----------     ---------       ----------      ----------        ----------          ----------

Balance, June 30, 2000            23,444,349    $   23,444      $   220,112     $   (47,862)      $    (1,529)        $   194,165
                                  ==========     =========       ==========      ==========        ==========          ==========

  The accompanying notes are an integral part of these financial statements.

Page I-8

                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                           JUNE 30, 2000 AND 1999
            AND FROM INCEPTION (DECEMBER 30, 1997) TO JUNE 30, 2000
                                 (Unaudited)


NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

Organization and Operations

   Monarch Media and Entertainment Group, Inc. and its wholly owned subsidiary, Intuitech Marketing, Inc. (collectively "the Company"), a development stage enterprise, operates in the business of acquiring and enhancing existing software technologies and products so that they can be reintroduced to the market place. Specifically, the Company's primary business is providing M2D Services to publishers of magazines and trade journals. M2D Services, or magazines to digital, is the process of creating a new product for publishers by repackaging the back issues of their magazines or trade journals into an electronic format and presenting them on a CD-ROM or DVD using Intuitech's P2D Technology. Digital Archive refers to the new product creating a M2D Service that may contain as few as one or as many as hundreds of back issues of a publication.

   In April 2000, Monarch Media and Entertainment Group, Inc. ("Monarch Media") acquired all of the outstanding common stock of Intuitech Marketing, Inc. ("Intuitech") by issuing 4,322,249 shares of its common stock. In connection with the legal form of the transaction, Intuitech became a wholly owned subsidiary of Monarch Media. Monarch Media, as the accounting acquiror, did not record goodwill or any other intangible asset for this acquisition as the combination was recorded at the book value, which was also the fair market value, of Intuitech's assets.


   The following summarized pro forma (unaudited) information assumes the acquisition had occurred on January 1, 1999:

                                 2000            1999
                                 ----            ----

   Net Loss for six months   $   (16,213)     $   (14,570)
                              ==========       ==========

   Earnings per share:
      Basic
         Net Loss            $    (0.001)     $    (0.001)
                              ==========       ==========

Page I-9


                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                           JUNE 30, 2000 AND 1999
            AND FROM INCEPTION (DECEMBER 30, 1997) TO JUNE 30, 2000
                                 (Unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
---------------------------------------------------------------------------
Continued

Risks and Uncertainties

   Since December, 1999, Intuitech, and more recently the Company, has been primarily engaged in directing, supervising, and coordinating research and development efforts in the continuing development of its products, marketing its products, and raising funds.

   There is no assurance that the Company's research, development, and marketing activities will be successful, that the Company will have commercially acceptable products, or that the Company will achieve significant sales of such products. The Company has incurred net losses and has an accumulated deficit at June 30, 2000. In addition, the Company operates in an environment of rapid change in technology and is dependent upon its ability to obtain additional funding and execute its business plan. If the Company is unable to successfully bring its technologies to commercialization, it is unlikely that the Company could continue as a business.

   These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

   Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

 Concentrations of Credit Risk

   The Company maintains cash balances at various banks; one is located in Hendersonville, Tennessee. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The other bank deposit accounts are maintained at one bank in Canada. Accounts at the bank are insured by the Canadian Deposit Insurance Corporation (CDIC) up to $60,000 (Canadian currency) per bank. The Company's cash balances, at times, may exceed insured limits.

Page I-10


                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                           JUNE 30, 2000 AND 1999
            AND FROM INCEPTION (DECEMBER 30, 1997) TO JUNE 30, 2000
                                 (Unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
---------------------------------------------------------------------------
Continued

Fair Value of Financial Instruments

   In accordance with the Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107"), the carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107 do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of (1) the limited information available to the Company, and (2) the significance of the cost to obtain independent appraisals for this purpose.

Software and Deferred Development Costs

   The company accounts for the costs of developing software products to be used internally in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use which allows for costs incurred during the application development stage to be capitalized upon the establishment of technological feasibility and subsequently reported on the balance sheet at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

Asset Impairment

   The Company reviews its intangibles and other long-lived assets periodically in accordance with Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, to determine potential impairment by comparing the carrying value of the assets with estimated undiscounted future cash flows expected to result from the use of the assets, including cash flows from disposition. Based on this analysis, if the sum of the expected future undiscounted net cash flow is less than its carrying value, the Company would determine whether an impairment loss should be recognized. At June 30, 2000, it was determined that there were no asset impairments.

Page I-11


                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                           JUNE 30, 2000 AND 1999
            AND FROM INCEPTION (DECEMBER 30, 1997) TO JUNE 30, 2000
                                 (Unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
---------------------------------------------------------------------------
Continued

Income Taxes

   The Company accounts for income taxes by the asset/liability approach in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under this pronouncement, deferred income taxes, if any, reflect the estimated future tax consequences when reported amounts of assets and liabilities are recovered or paid. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are scheduled to be in effect when the differences are expected to reverse. The provision for income taxes, if any, represents the total income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The tax benefits related to operating loss carryforwards are recognized if management believes, based on available evidence, that it is more likely than not that they will be realized.

Net Loss per Share

   In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. Upon adoption, all prior EPS data was restated.

   Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

   Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

Page I-12

                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                           JUNE 30, 2000 AND 1999
            AND FROM INCEPTION (DECEMBER 30, 1997) TO JUNE 30, 2000
                                 (Unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
---------------------------------------------------------------------------
Continued

Translation of Foreign Currencies

   The financial position and results of operations of the Company's foreign subsidiaries are measured generally using local currencies as the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each year-end. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account. In the event of a divestiture of a foreign subsidiary, the related foreign currency translation results are reversed from equity to income. Foreign currency exchange gains and losses are included in net income.

New Accounting Standards

   In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss); therefore, comprehensive income and net income are the same amount.

   In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

Page I-13


   In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS
-----------------------------------

Software and Development Costs

   In December 1999, Intuitech, a wholly owned subsidiary of Monarch Media, purchased developed software for $34,390 from Helikon Technologies, Inc., a company related at that time by common ownership and management.

   In February 2000, Intuitech, a wholly owned subsidiary of Monarch, entered into agreement with Helikon Technologies, Inc. (Helikon), a company related at that time by common ownership and management, whereas Helikon is to develop software for Intuitech. As of June 30, 2000 Intuitech has paid $39,265 for the progression of the software development.

Consulting Fees

   Intuitech Marketing, Inc. paid Tom Williams, a stockholder/officer for performing consulting services. During the three months (from acquisition to June 30, 2000) ended September 30, 2000 Intuitech paid $2,703 for these services.

Related Party Receivables

   Notes Receivable at June 2000 and 1999, were due from the following related parties:

                                                           2000         1999
                                                         ----------- -----------
   Note receivable from Dominion Game Marketing, Inc.,
   related by common director/officer, 1% interest       $   50,000  $      -

   Notes receivable from stockholder/officer, 1%
    interest                                                  1,446         -
                                                          ---------   ---------
                                                         $   51,446  $      -
                                                         ==========  ==========

   Due to the short-term nature of the notes receivable, the recording of any discount to reflect a market value rate of interest is immaterial to theses financial statements.

                                        Part III
                                        --------

List of Exhibits

Exhibit 1 Agreement and Plan of Reorganization by and between Monarch Media and Entertainment Group, Inc. Intuitech Marketing Inc. and the shareholders of Intuitech. This agreement was filed as Exhibit 1 of the Company's Form 10-SB12G/A dated August 24, 2000 and is incorporated herein by this reference.

Exhibit A   Technology Transfer Agreement between Helikon Technologies Inc.
            and Intuitech Marketing Inc. dated December 1, 1999

Exhibit B   Software Development Agreement between Helikon Technologies Inc.
            and Intuitech Marketing Inc. dated November 1, 2000

Exhibit C   Loan Agreements dated September 22, 2000 and December 10, 2000.

Exhibit D   Lease Agreement dated November 1, 2000 between Monarch Media and
            Entertainment Group, Inc. and Leprechaun Management Corp. and Lease
            Agreement dated November 1, 2000 between Intuitech Marketing Inc.
            and Leprechaun Management Corp.

Exhibit E   Consulting Agreement between Intuitech Marketing Inc. and Tom
            Williams dated June 1, 2000

Exhibit F   Loan Agreement between Monarch Media & Entertainment Group, Inc.
            and Dominion Game Marketing Ltd. dated October 1, 2000

Exhibit G   List of shareholders of Intuitech Marketing Inc. who received common shares of Monarch Media

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, there under duly authorized.

Monarch Media and Entertainment Group, Inc.


/s/  Tom Williams
---------------------------------------
By: Tom Williams, President
January 17, 2001

Exhibit 1

Exhibit 1
                       AGREEMENT AND PLAN OF REORGANIZATION
                              As Amended April 8, 2000

   THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made this 29th day of March 2000, by and among Monarch Media and Entertainment Group, Inc., a Nevada corporation ("Monarch"); Intuitech Marketing Inc., incorporated under the laws of the province of British Columbia ("Intuitech"); and the persons listed in Exhibit A-1 hereof who are the owners of record of all the issued and outstanding stock of Intuitech who execute and deliver the Agreement ("Intuitech Stockholders"), based on the following:

                                      Recitals

   Monarch wishes to acquire all the issued and outstanding stock of Intuitech in exchange for stock of Monarch in a transaction intended to qualify as a tax-free exchange pursuant to section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. The parties intend for this Agreement to represent the terms and conditions of such tax-free reorganization, which Agreement the parties hereby adopt.

                                      Agreement

   Based on the stated premises, which are incorporated herein by reference, and for and in consideration of the mutual covenants and agreements hereinafter set forth, the mutual benefits to the parties to be derived herefrom, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, it is hereby agreed as follows:

                                      ARTICLE I
                                      ---------
                                 EXCHANGE OF STOCK

   1.01   Exchange of Shares.   On the terms and subject to the conditions
          ------------------
set forth in this Agreement, on the Closing Date (as defined in Section 1.05 hereof), the Intuitech Stockholders shall assign, transfer, and deliver to Monarch, free and clear of all liens, pledges, encumbrances, charges, restrictions, or claims of any kind, nature, or description, all issued and outstanding shares of common stock of Intuitech (the "Intuitech Shares") held by Intuitech Stockholders which shares shall represent all issued and outstanding shares of Intuitech common stock, and Monarch agrees to acquire such shares on such date by issuing and delivering in exchange therefore an aggregate of 4,322,249 restricted shares of Monarch common stock, par value $0.001 per share, (the "Monarch Common Stock"). Such shares of Monarch Common Stock shall be issued on a Five (5) for One (1) basis, (for every 5 shares of Intuitech, Intuitech shareholders will receive 1 share of Monarch) based on the number of Intuitech Shares held and as set forth opposite the Intuitech Stockholder's respective names in Exhibit A-1. All 4,322,249 shares of Monarch Common Stock to be issued and delivered pursuant to this Agreement shall be appropriately adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization, or similar change in the Monarch Common Stock which may occur between the date of the execution of this Agreement and the Closing Date.

   1.02   Delivery of Certificates by Intuitech Stockholders. The transfer
          ---------------------------------------------------
of Intuitech Shares by the Intuitech Stockholders shall be effected by the delivery to Monarch at the Closing (as set forth in Section 1.05 hereof) of certificates representing the transferred shares endorsed in blank or accompanied by stock powers executed in blank, with all signatures guaranteed and if applicable all necessary transfer taxes and other revenue stamps affixed and acquired at the Intuitech Stockholders' expense.

   1.03   Operation as Wholly-Owned Subsidiary. After giving effect to the
          ------------------------------------
transaction contemplated hereby, Monarch will own all the issued and outstanding shares of Intuitech and Intuitech will be a wholly-owned subsidiary of Monarch operation under the name Intuitech Marketing, Inc., or such other name as may be acceptable to the Intuitech board of directors.

1.04   Further Assurances. At the Closing and from time to time thereafter,
       ------------------
the Intuitech Stockholders shall execute such additional instruments and take such other action as Monarch may reasonably request, without undue cost to the Intuitech Stockholders in order to more effectively sell, transfer, and assign clear title and ownership in the Intuitech Shares to Monarch.

1.05   Closing and Parties. The Closing contemplated hereby shall be held at a
       --------------------
mutually agreed upon time and place on or before March 29, 2000, or on another date to be agreed to in writing by the parties (the "Closing Date"). The Agreement may be closed at any time following approval by a majority of the shareholders of Monarch Common Stock as set forth in Section 4.02 hereof and the Intuitech Stockholders as set forth in Section 5.02. The Closing may be accomplished by wire, express mail, overnight courier, conference telephone call or as otherwise agreed to by the respective parties or their duly authorized representatives.

1.06   Closing Events
       --------------

       (a)   Monarch Deliveries. Subject to fulfillment or waiver of the
             ------------------
        conditions set forth in Article IV, Monarch shall deliver to Intuitech
                                ----------
        at Closing all the following:

             (i) A certificate of good standing from the secretary of State of Nevada, issued as of a date within sixty days prior to the Closing Date, certifying that Monarch is in good standing as a corporation in the State of Nevada:

             (ii) Incumbency and specimen signature certificates dated the Closing Date with respect to the officers of Monarch executing this Agreement and any other document delivered pursuant hereto on behalf of Monarch;

             (iii) Copies of the resolution of Monarch board of directors and shareholder minutes or consents authorizing the execution and performance of this Agreement and the contemplated transactions, certified by the secretary or an assistant secretary of Monarch as of the Closing Date;

             (iv) The certificate contemplated by Section 4.02, duly executed by the chief executive officer of Monarch;

             (v) The certificate contemplated by Section 4.03, dated the Closing Date, signed by the chief executive officer of Monarch;

             (vi) Certificates for 4,322,249 shares of Monarch Common Stock in the names of the Intuitech Stockholders and in the amounts set forth in Exhibit "A" and;

In addition to the above deliveries, Monarch shall take all steps and actions as Intuitech and Intuitech Stockholders may reasonably request or as may otherwise be reasonably necessary to consummate the transactions contemplated hereby.

       (b)   Intuitech Deliveries. Subject to fulfillment or waiver of the
             --------------------
       conditions set forth in Article V, Intuitech and/or Intuitech
                               ---------
       Stockholder's shall deliver to Monarch at Closing all the following:

             (i) A certificate of good standing from the appropriate governmental agency of British Columbia, issued as of a date within five days prior to the Closing Date certifying that Intuitech is in good standing as a corporation in the province of British Columbia;

             (ii) Incumbency and specimen signature certificates dated the Closing Date with respect to the officers of Intuitech executing this Agreement and any other document delivered pursuant hereto on behalf of Intuitech:

             (iii) Copies of resolutions of the board of directors and of the stockholders of Intuitech authorizing the execution and performance of this Agreement and the contemplated transactions, certified by the secretary or an assistant secretary of Intuitech as of the Closing Dates;

             (iv) The certificate contemplated by Section 5.03, executed by the chief operating officer of Intuitech; and

             (v) The certificate contemplated by Section 5.04, dated the Closing Date, and signed by the chief operating officer of Intuitech.

             (vi)  The shareholder certificates contemplated by section 1.02.

In addition to the above deliveries, Intuitech shall take all steps and actions as Monarch may reasonably request or as may otherwise be reasonably necessary to consummate the transactions contemplated hereby.

1.07.   Termination
        -----------

       (a) This Agreement may be terminated by the board of directors of either Monarch or Intuitech at any time prior to the Closing Date if:

             (i) There shall be any actual or threatened action of proceeding before any court or any governmental body which shall seek to restrain, prohibit, or invalidate the transaction contemplated by this Agreement and which, in the reasonable judgment of such board of directors, made in good faith and based upon the advice of its legal counsel, makes it inadvisable to proceed with the transactions contemplated by this Agreement;

             (ii) Any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions or in the reasonable judgment of such board of directors, made in good faith and based on the advice of counsel, there is substantial likelihood that any such approval will not be obtained or will be obtained only on a condition or conditions which would be unduly burdensome, making it inadvisable to proceed with the exchange;

In the event of termination pursuant to this paragraph (a) of Section 1.07, no obligation, right, or liability shall arise hereunder, and each party shall bear all of the expenses incurred by it in contemplated hereby.

       (b) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of Monarch if (i) shareholders of Monarch owning more than five percent (5%) of the issued and outstanding shares of Monarch Common Stock perfect their dissenter's rights with respect to the approval of this Agreement and the transactions contemplated hereby, (ii) Intuitech shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Intuitech contained herein shall be inaccurate in any material respect or
       (iii) Monarch determines that there has been or is likely to be any material adverse change in the financial or legal condition of Intuitech. In the event of termination pursuant to this paragraph (b) of this
       Section 1.07, no obligation, right, remedy, or liability shall arise hereunder. All parties shall bear their own costs incurred in connection with the negotiation, preparation, and execution of this Agreement and the transactions contemplated hereby.

       (c) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of Intuitech if (i) shareholders of Intuitech owning more than five percent (5%) of the issued and outstanding shares of Intuitech Shares perfect their dissenter's rights with respect to the approval of this Agreement and the transactions contemplated herby, (ii) Monarch shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Monarch contained herein shall be inaccurate in any material respect, or (iii) Intuitech determines that there has been or is likely to be any adverse change in the financial or legal condition of Monarch. In the event of termination pursuant to this paragraph (c) of this Section 1.07, no obligation, right, remedy, or liability shall arise hereunder. All parties shall each bear their own costs incurred in connection with the negotiation, preparation, and execution of this Agreement and the transactions contemplated hereby.

                                    ARTICLE II
                                    ----------
              REPRESENTATION, COVENANTS, AND WARRANTIES OF MONARCH

     As an inducement to, and to obtain the reliance of Intuitech and/or Intuitech shareholders, Monarch represents and warrants as follows:

2.01   Organization. Monarch is, and will be on the Closing Date, a
       ------------
corporation duly organized, validly existing, and in good standing under the laws of the state of Nevada and has the corporate power and is and will be duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there are no other jurisdictions in which it is not so qualified in which the character and location of the assets owned by it or the nature of the material business transacted by it requires qualification, except where failure to do so would not have a material adverse effect on its business, operation, properties, assets or condition. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of Monarch articles of incorporation or bylaws, or other agreement to which it is a party or by which it is bound.

2.02   Approval of Agreement. Monarch has full power, authority, and legal
       ----------------------
right and has taken, or will take, all action required by law, its articles of incorporation, bylaws, and otherwise to execute and deliver this Agreement and to consummate the transaction herein contemplated. The board of directors of Monarch has authorized and approved the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; subject to the approval of the Monarch shareholders and compliance with state and federal corporate and securities laws.

2.03   Capitalization. The authorized capitalization of Monarch consists of
       --------------
50,000,000 shares, of common stock, $0.001 par value, of which 19,122,100 shares are issued and outstanding. All issued and outstanding shares of Monarch are legally issued, fully paid, and nonassessable and not issued in violation of the preemptive or other right of any person. There are no dividends or other amounts due or payable with respect to any of the shares of capital stock of Monarch.

2.04   Financial Statements.
       ---------------------

       (a) Included in the Schedules are the audited balance sheets of Monarch as of December 31, 1999 and 1998, and the related statement of operations, stockholder's equity (deficit), and cash flows for the fiscal year ended December 31, 1999, and 1998, and from inception (October 7, 1996) through December 31, 1999, including the notes thereto, and the accompanying report of Albright, Pershing & Associates, Ltd; independent certified public accountants. At or prior to the Closing Date, Monarch shall deliver the un-audited balance sheet of Monarch as of March 31, 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for the three months ended March 31, 2000, together with the notes thereto and representations by the principal accounting and financial officer of Monarch to the effect that such financial statements contain all adjustments (all of which are normal recurring adjustments) necessary to present fairly the results of operations and financial position for the periods and as of the dates indicated and such financial statements shall not reflect any material changes since the December 31, 1999, financial statements.

       (b) The financial statements of Monarch delivered pursuant to Section 2.04(a) have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved as explained in the notes to such financial statements. The Monarch financial statements present fairly, in all material respects, as of their respective dates, the financial position of Monarch. Monarch did not have, as of the date of any such financial statements, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected therein in accordance with generally accepted accounting principles, and all assets reflected therein presently fairly the assets of Monarch in accordance with generally accepted accounting principles

       (c) Monarch has filed or will file as the Closing Date all tax returns required to be filed by it from inception to the Closing Date. All such returns and reports are accurate and correct in all material respect. Monarch has no material liabilities with respect to the payment of any federal, state, county, local, or other taxes (including any deficiencies, interest, or penalties) accrued for or applicable to the period ended on the date of the most recent balance sheet of Monarch, except to the extent reflected on such balance sheet and all such dates and years and periods prior thereto and for which Monarch may at said date have been liable in its own right or as transferee of the assets of, or as successor to, any other corporation or entity, except for taxes accrued but not yet due and payable, and to the best knowledge of Monarch, no deficiency assessment or proposed adjustment of any such tax return is pending, proposed or contemplated. To the best knowledge of Monarch, none of such income tax returns has been examined or is currently being examined by the Internal Revenue Service and no deficiency assessment or proposed adjustment of any such return is pending, proposed or contemplated. Monarch has not made any election pursuant to the provisions of any applicable tax laws (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material adverse affect on Monarch, its financial condition, its business as presently conducted or proposed to be conducted, or any of its respective properties or material assets. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Monarch.

2.05   Outstanding Warrants and Options. Monarch has no existing Warrants,
       ---------------------------------
options, calls, or commitments of any nature relating to the authorized and un-issued Monarch Common Stock.

2.06   Information. The information concerning Monarch set forth in this
       -----------
Agreement is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading. Monarch shall cause the schedules delivered by it pursuant hereto and the instruments delivered to Intuitech hereunder to be updated after the date hereof up to and including the Closing Date.

2.07   Absence of Certain Changes or Events. Except as set forth in this
       -------------------------------------
Agreement or the schedules hereto, since the date of the most recent Monarch balance sheet described in Section 2.04 and included in the information referred to in Section 2.06.

       (a) There has not been (i) any material adverse change in the business, operations, properties, level of inventory, assets, or condition of Monarch or (ii) any damage, destruction, or loss to Monarch (whether or not covered by insurance) materially and adversely affecting the business, operations, properties, assets, or conditions of Monarch;

       (b) Monarch has not (i) amended its articles of incorporation or bylaws; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary or material considering the business of Monarch; (iv) made any material change in its method of management, operation, or accounting; (v) entered into any other material transactions; (vi) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee; (vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its employees whose monthly compensation exceeds $1,000; or (viii) made any increase in any profit-sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement made to, for, or with its officers, directors, or employees;

       (c) Monarch has not (i) granted or agreed to grant any options, warrants, or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent Monarch balance sheet and current liabilities incurred since that date in the ordinary course of business; (iv) sold or transferred, or agreed to sell or transfer, any of its material assets, properties, or rights (except assets, properties, or rights not unused or un-useful in its business which, in the aggregate have a value of less than $5,000 or canceled, or agreed to cancel, any debts or claims (except debts and claims which in the aggregate are of a value of less than $5,000; (v) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering the business of Monarch; or (vi) issued, delivered, or agreed to issue or deliver any stock, bonds, or other corporate securities including debentures (whether authorized and un-issued or held as treasury stock); and

       (d) To the best knowledge of Monarch, it has not become subject to any law or regulation which materially and adversely affects, or in the future would be reasonably expected to adversely affect, the business, operations, properties, assets, or condition of Monarch.

2.08   Litigation and Proceeding. There are no material actions, suits, or
       -------------------------
administrative or other proceedings pending or, to the knowledge of Monarch, threatened by or against Monarch or adversely affecting Monarch or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. Monarch does not have any knowledge of any default on its part with respect to any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

2.09   Compliance With Laws and Regulations. Monarch has complied with all
       -------------------------------------
applicable statutes and regulations of any federal, state, or other governmental entity or agency thereof, except to the extent that noncompliance (i) could not materially and adversely affect the business, operations, properties, assets, or conditions of Monarch or (ii) could not result in the occurrence of any material liability for Monarch. To the best knowledge of Monarch, the consummation of this transaction will comply with all applicable statures and regulations, subject to the preparation and filing of any forms required by state and federal securities laws.

2.10  Material Contract Defaults. Monarch is not in default in any material
      --------------------------
respect under the terms of any outstanding contract, agreement, lease, or other commitment which is material to the business, operations, properties, assets, or condition of Monarch, and there is no event of default in any material respect under any such contract, agreement, lease, or other commitment in respect of which Monarch has not taken adequate steps to prevent such a default from occurring.

2.11  No Conflict With Other Instrument. The execution of this Agreement and the
      ---------------------------------
consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which Monarch is a party or to which any of its properties or operations are subject.

2.12  Subsidiary. Monarch does not own, beneficially or of record, any equity
      ----------
securities in any other entity.

2.13  Monarch Schedules. Monarch has delivered to Intuitech the following
      -----------------
schedules, which are collectively referred to as the "Monarch Schedules" and which consist of the following separate schedules dated as of the date of execution of this Agreement, all certified by a duly authorized officer of Monarch as complete, true and accurate:

       (a) A schedule including copies of the articles of incorporation and bylaws of Monarch in effect as of the date of this Agreement;

       (b) A schedule containing copies of resolutions adopted by the board of directors of Monarch approving this Agreement and the transactions herein contemplated;

       (c) A schedule setting forth a description of any material adverse change in the business, operations, property, inventory, assets, or condition of Monarch since the most recent Monarch balance sheet, required to be provided pursuant to Section 2.04 hereof,

       (d) A schedule setting forth the financial statements required pursuant to Section 2.04(a) hereof; and

       (e) A schedule setting forth any other information, together with any required copies of documents, required to be disclosed in the Monarch Schedules by Sections 2.01 through 2.12.

Monarch shall cause the Monarch Schedules and the instruments delivered to Intuitech hereunder to be updated after the date hereof up to and including a specified date not more than three business days prior to the Closing Date. Such updated Monarch Schedules, certified in the same manner as the original Monarch Schedules, shall be delivered prior to and as a condition precedent to the obligation of the Intuitech to close.

                                    ARTICLE III
                                    -----------
                REPRESENTATIONS, COVENANTS, AND WARRANTIES OF INTUITECH

   As an inducement to, and to obtain the reliance of, Monarch, Intuitech represents and warrants as follows:

3.01   Organization. Intuitech is, and will be on the Closing Date, a
       ------------
corporation duly organized, validly existing, and in good standing under the laws of the province of British Columbia and has the corporate power and is and will be duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there are no other jurisdictions in which it is not so qualified in which the character and location of the assets owned by it or the nature of the material business transacted by its requires qualification, except where failure to do so would not have a material adverse effect on its business, operations, properties, assets or conditions of Intuitech . The execution and delivery of this Agreement does not, and the consummation of the transaction contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of Intuitech's memorandum or articles of incorporation, or other material agreement to which it is a party or by which it is bound.

3.02   Approval of Agreement. Intuitech has full power, authority, and legal
       ---------------------
right and has taken, or will take, all action required by law, its articles of incorporation, memorandum, or otherwise to execute and deliver this Agreement and to consummate the transactions herein contemplated. The board of directors of Intuitech have authorized and approved the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; subject to the approval of the Intuitech Stockholders and compliance with provincial and federal corporate and securities laws.

3.03   Capitalization. The authorized capitalization of Intuitech consists of
       --------------
100,000,000 shares. Consisting of 50,000,000 shares of common stock, no par value, of which as of the date hereof 21,611,246 shares are issued and outstanding, and 25,000,000 Class A Preferred and 25,000,000 Class B Preferred, none of the Class A or B preferred are outstanding. All issued and outstanding shares of Intuitech are legally issued, fully paid, and non-assessable and not issued in violation of the preemptive or other right of any person. There are no dividends or other amounts due or payable with respect to any of the shares of capital stock of Intuitech.

3.04   Financial Statements.
       ---------------------

       (a) Included in Schedule 3.04 are the audited balance sheet of Intuitech as of April 30, 1999 and the related statements of operations, cash flows, and stockholders' equity, for the past five years (April 30, 1994 through April 30, 1999), and the accompanying reports of Galloway Botteselle & Co., independent certified general accountants. At or prior to the Closing Date, Intuitech shall deliver the un-audited balance sheet of Intuitech as of March 31, 2000, and the related statements of operations, stockholders' equity (deficit), as cash flows for the three months ended March 31, 2000, together with the notes thereto and representations by the chief operation officer of Intuitech to the effect that such financial statements contain all adjustments (all of which are normal recurring adjustments) necessary to present fairly the results of operations and financial position for the periods and as the dates indicated.

       (b)   The audited financial statements delivered pursuant to Section 3.04
       (a) have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved. The financial statements of Intuitech present fairly, as of their respective dates, the financial position of Intuitech. Intuitech did not have, as of the date of any such balance sheets, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in any financial statements or the notes thereto prepared in accordance with generally accepted accounting principles, and all assets reflected therein present fairly the assets of Intuitech, in accordance with generally accepted accounting principles. The statements of revenue and expenses and cash flows present fairly the financial position and result of operations of Intuitech as of their respective dates and for the respective periods covered thereby.

       (c) Intuitech has filed or will file as the Closing Date all tax returns required to be filed by it from inception to the Closing Date. All such returns and reports are accurate and correct in all material respect. Intuitech has no material liabilities with respect to the payment of any federal, provincial, county, local, or other taxes (including and deficiencies, interest, or penalties) accrued for or applicable to the period ended on the date of the most recent balance sheet of Intuitech, except to the extent reflected on such balance sheet and all such dates and years and periods prior thereto and for which Intuitech may at said date have been liable in its own right or as transferee of the assets of, or as successor to, any other corporation or entity, except for taxes accrued but not yet due and payable, and to the best knowledge of Intuitech , no deficiency assessment or proposed adjustment of any such tax return is pending, proposed or contemplated. To the best knowledge of Intuitech, none of such income tax returns has been examined or is currently being examined by the Internal Revenue Service and no deficiency assessment or proposed adjustment of any such return is pending, proposed or contemplated. Intuitech has not made any election pursuant to the provisions of any applicable tax laws (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material adverse affect on Intuitech, its financial condition, its business as presently conducted or proposed to be conducted, or any of its respective properties or material assets. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Intuitech.

3.05   Outstanding Warrants and Options. Intuitech has no existing warrants,
       --------------------------------
options, calls, or commitments relating to the authorized and un-issued Intuitech Common Stock.

3.06   Information. The information concerning Intuitech set forth in this
       -----------
Agreement and in the schedules delivered by Intuitech pursuant hereto is complete and accurate in all material respects and does not contain any untrue statement of a material fact of omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading. Intuitech shall cause the schedules delivered by Intuitech pursuant hereto to Monarch hereunder to be updated after the date hereof up to and including the Closing Date.

3.07   Absence of Certain Changes or Events. Except as set forth in this
       ------------------------------------
Agreement or The schedules hereto, since the date of the most recent Intuitech balance sheet described in Section 3.04 and included in the information referred to in Section 3.06.

       (a) There has not been (i) any material adverse change in the business, operations, properties, level of inventory, assets, or condition of Intuitech or (ii) any damage, destruction, or loss to Intuitech materially and adversely affecting the business, operations, properties, assets, or conditions of Intuitech;

       (b) Intuitech has not (i) amended its articles of incorporation or memorandum; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary and material considering the business of Intuitech; (iv) made any material change in its method of accounting; (v) entered into any other material transactions other than those contemplated by this Agreement; (vi) made any material accrual or material arrangement for or payment of bonuses to an officer or employee; or (vii) made any material increase in any profit-haring, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement made to, for, or with their officers, directors, or employees;

       (c) Intuitech has not (i) granted or agreed to grant any option, warrants, or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent Intuitech balance sheet and current liabilities incurred since that date in the ordinary course of business; (iv) sold or transferred, or agreed to sell or transfer, any of its material assets, properties, or rights, or agreed to cancel, any material debts or claims; (v) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering the business of Intuitech ; or (vi) issued, delivered, or agreed to issue or deliver any stock, bonds, or other corporate securities including debentures (whether authorized and un-issued or held as treasury stock): and

       (d) To the best knowledge of Intuitech, it has not become subject to any law or regulation, which materially and adversely affects, or in the future would be reasonably expected to adversely affect, the business, operation, properties, assets, or conditions of Intuitech.

3.08   Title and Related Matters. Except as provided herein or disclosed in the
       -------------------------
most recent Intuitech balance sheet and the notes therein, Intuitech has good and marketable title to all of its properties, inventory, interests in properties, technology, whether patented or un-patented, including, but not limited to the technology and software source code for an archive publisher product and a master license to use this technology from Helikon Technologies Inc., and assets, which are reflected in the most recent Intuitech balance sheet or acquired after that date (except properties, interests in properties, and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all mortgages, liens, pledges, charges, or encumbrances, except (i) statutory liens or claims not yet delinquent; and (ii) such imperfections of title and casements as do not, and will not, materially detract from, or interfere with, the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties. To the best knowledge of Intuitech, its technology does not infringe on the copyright, patent, trade, secret, know-how, or other proprietary right of any other person or entity and comprises all such rights necessary to permit the operation of the business of Intuitech as now being conducted or as contemplated.

3.09   Litigation and Proceedings. Except as otherwise disclosed in Schedule
       --------------------------
3.09, there are no material actions, suits, or proceedings pending or, to the knowledge of Intuitech, threatened by or against Intuitech or adversely affecting Intuitech, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. Intuitech does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

3.10  Material Contract Defaults. Intuitech is not in default in any material
      ---------------------------
respect under the terms of any outstanding contract, agreement, lease, or other commitment which is material to the business, operations, properties, assets, or condition of Intuitech , and there is no event of default or other event which, with notice or lapse of time or both, would constitute a default in any material respect under any such contract, agreement, lease, or other commitment in respect of which Intuitech has not taken adequate steps to prevent such a default from occurring.

3.11  No Conflict With Other Instruments. The execution of this Agreement and
      ----------------------------------
the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which Intuitech is a party or to which any of its properties or operations are subject.

3.12  Governmental Authorization. Intuitech has all licenses, franchises,
      --------------------------
permits, and other governmental authorizations that are legally required to enable it to conduct its business in all material respects as conducted on the date of this Agreement. Except for compliance with federal and state securities and corporation laws, as hereinafter provided, no authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by Intuitech of this Agreement and the consummation by Intuitech of the transactions contemplated hereby.

3.13  Compliance With Laws and Regulations. Intuitech has complied with all
      ------------------------------------
applicable statutes and regulations of any federal, provincial, or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or conditions of Intuitech or except to the extent that noncompliance would not result in the occurrence of any material liability for Intuitech . To the best of knowledge of Intuitech, the consummation of this transaction will comply with all applicable statutes and regulations, subject to the preparation and filing of any forms required by state and federal security laws.

3.14   Subsidiary. Intuitech does not own, beneficially or of record, any
       ----------
equity Securities in any other entity.

3.15   Intuitech Schedules. Intuitech has delivered to Monarch the following
       -------------------
schedules, which are collectively referred to as the "Intuitech Schedules" and which consist of the following separate schedules dated as of the date of execution of this Agreement, all certified by the chief executive officer of Intuitech as complete, true, and accurate:

       (a) A schedule including copies of the memorandum and articles of Incorporation of Intuitech and all amendments thereto effect as of the date of this Agreement;

       (b) A schedule containing copies of resolution adopted by the board of directors of Intuitech approving this Agreement and the transactions herein contemplated as referred to in Section 3.02;

       (c) A schedule setting forth a description of any material adverse change in the business, operations, property, inventory, assets, or condition of Intuitech since the most recent Intuitech balance sheet, required to be provided pursuant to Section 3.04 hereof;

       (d) A schedule setting forth the financial statements required pursuant to Section 3.04 (a) hereof; and

       (e) A schedule setting forth any other information, together with any required copies of documents, required to be disclosed in the Intuitech Schedules by Sections 3.01 through 3.14.

Intuitech shall cause the Intuitech Schedules and the instruments delivered to Monarch hereunder to be updated after the date hereof up to end including a specified date not more than three business days prior to the Closing Date.
Such updated Intuitech Schedules, certified in the same manner as the original Intuitech Schedules, shall be delivered prior to and as a condition precedent to the obligation of Monarch to close.

                                     ARTICLE IV
                                     ----------
                  CONDITIONS PRECEDENT TO OBLIGATIONS OF INTUITECH

   The obligations of Intuitech under this Agreement are subject to the satisfaction of Intuitech, at or before the Closing Date, of the following conditions;

4.01   Shareholder Approval. Monarch shall call and hold a meeting of its
       --------------------
shareholders, or obtain the written consent of a majority of its shareholders, to approve the transactions contemplated by this agreement including the acquisition of Intuitech through the issuance of Monarch Common Stock of all of the issued and outstanding Intuitech Shares, and the change of name of Monarch to "Intuitech Marketing, Inc." or such other derivation thereof as may be agreed to by the board of directors of Intuitech .

4.02   Accuracy of Representation. The representations and warranties made by
       --------------------------
Monarch in this Agreement were true when made and shall be true at the closing Date with the same force and affect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement), and Monarch shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by Monarch prior to or at the Closing. Intuitech shall be furnished with certificates, signed by duly authorized officers of Monarch and dated the Closing Date, to the foregoing effect.

4.03   Officer's Certificates. Intuitech shall have been furnished with
       ----------------------
certificates dated the Closing Date and signed by the duly authorized chief executive officer of Monarch to the effect that to such officers best knowledge no litigation, proceeding, investigation, or inquiry is pending or, to the best knowledge of Monarch threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement. Furthermore, based on certificates of good standing, representations of government agencies, and Monarch own documents and information, the certificate shall represent, to the best knowledge of the officer, that:

       (a) This Agreement has been duly approved by Monarch board of directors and shareholders and has been duly executed and delivered in the name and on behalf of Monarch by its duly authorized officers pursuant to, and in compliance with, authority granted by the board of directors of Monarch pursuant to a unanimous consent;

       (b) There has been no material adverse changes in Monarch up to and including the date of the certificate;

       (c) All conditions required by this Agreement has been met, satisfied, or performed by Monarch;

       (d) All authorizations, consents, approvals, registrations, and/or filings with any governmental body, agency, or court required in connection with the execution and delivery of the documents by Monarch have been obtained and are in full force and effect or, if not required to have been obtained, will be in full force and effect by such time as may be required; and

       (e) There is no material action, suit, proceeding, inquiry, or investigation at law or in equity by any public board or body pending or threatened against Monarch, wherein an unfavorable decision, ruling, or finding could have an adverse effect on the financial condition of Monarch, the operation of Monarch, or the acquisition and reorganization contemplated herein, or any agreement or instrument by which Monarch is bound or in any way contests the existence of Monarch.

4.04   No Material Adverse Change. Prior to the Closing Date, there shall not
       --------------------------
have occurred any material adverse change in the financial condition, business, or operations of Monarch, nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations of Monarch.

4.05   Good Standings. Intuitech shall have received a certificate of good
       --------------
standing from the secretary of state of Nevada, dated as of the date within five days prior to the Closing Date, certifying that Monarch is in good standing as a corporation in the State of Nevada.

4.06   Other Items. Intuitech shall have received such further documents,
       -----------
certificates, or instruments relating to the transactions contemplated hereby as Intuitech may reasonably request.

                                   ARTICLE V
                                   ---------
               CONDITIONS PRECEDENT TO OBLIGATIONS OF MONARCH

   The obligations of Monarch under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions;

5.01   Shareholder Approval. Monarch shall call and hold a meeting of its
       ---------------------
shareholders, or obtain through a majority written consent of its shareholders, whereby the shareholders of Monarch authorize and approve this Agreement and the transactions contemplated hereby.

5.02   Intuitech Shareholders. Holders of all of the issued and outstanding
       ----------------------
Intuitech Shares shall agree to this Agreement and the exchange of shares contemplated by this Agreement.

5.03   Accuracy of Representations. The representations and warranties made by
       ---------------------------

Intuitech and the Intuitech Stockholders in this Agreement were true when made and shall be true at the Closing Date with the same force and affect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement), and Intuitech shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by Intuitech prior to or at the Closing. Monarch shall be furnished with a certificate, signed by a duly authorized officer of Intuitech and dated the Closing Date, to the foregoing effect.

5.04   Officer's Certificates. Monarch shall have been furnished with
       -----------------------
certificates dated the Closing Date and signed by the duly authorized chief operating officer of Intuitech to the effect that no litigation, proceeding, investigation, or inquiry is pending or, to the best knowledge of Intuitech, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement. Furthermore, these certificates shall represent, to the best knowledge of the officer, that:

       (a) This Agreement has been duly approved by Intuitech's board of directors and shareholders and has been duly executed and delivered in the name and on behalf of Intuitech by its duly authorized officers pursuant to, and in compliance with, authority granted by the board of directors of Intuitech pursuant to a unanimous consent of its board of directors and a majority vote of its stockholders:

       (b) Except as provided or permitted herein, there have been no material adverse changes in Intuitech up to and including the date of the certificate;

       (c) All authorizations, consents, approvals, registrations, and/or filing with any governmental body agency, or court required in connection with the execution and delivery of the documents by Intuitech have been obtained and are in full force and effect or, if not required to have been obtained will be in full force and effect by such time as may be required: and

       (d) Except as otherwise disclosed in Schedule 3.08, there is no material action, suit, proceeding, inquiry, or investigation at law or in equity by any public board or body pending or threatened against Intuitech, wherein an unfavorable decision, ruling, or finding would have an adverse affect on the financial condition of Intuitech , the operation of Intuitech , or the acquisition and reorganization contemplated herein, or any material agreement or instrument by which Intuitech is bound or would in any way contest the existence of Intuitech .

5.05   No Material Adverse Change. Prior to the Closing Date, there shall not
       --------------------------
have occurred any material adverse change in the financial condition, business or operations of Intuitech , nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations of Intuitech .

5.06   Good Standings. Monarch shall have received a certificate of good
       --------------
standing from the appropriate authority, dated as of a date within five days prior to the Closing Date, certifying that Intuitech is in good standing as a corporation in the province of British Columbia.

5.07   Other Items. Monarch shall have received such further documents,
       ------------
certificates, or instruments relating to the transactions contemplated hereby as Monarch may reasonably request.

                                  ARTICLE VI
                                  ----------
                              SPECIAL COVENANTS

6.01   Activities of Monarch and Intuitech
       -----------------------------------

       (a) From and after the date of this Agreement until the Closing Date and except as set forth in the respective schedules to be delivered by Monarch and Intuitech pursuant hereto or as permitted or contemplated by this Agreement, Monarch and Intuitech will each:

         (i) Carry on its business in substantially the same manner as it has heretofore;

         (ii) Maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it;

         (iii) Perform in all material respects all of its obligations under material contracts, leases, and instruments relating to or affecting its assets, properties, and business;

         (iv) Use its best efforts to maintain and preserve its business organization intact, to retain its key employees, and to maintain its relationships with its material suppliers and customers;

         (v) Duly and timely file for all taxable periods ending on or prior to the Closing Date all federal, state, county, and local tax returns required to be filed by or on behalf of such entity or for which such entity may be held responsible and shall pay, or cause to pay, all taxes required to be shown as due and payable on such returns, as well as all installments of tax due and payable during the period commencing on the date of this Agreement and ending on the Closing Date; and

       (vi) Fully comply with and perform in all material respects all obligations and duties imposed on it by all federal and state laws and all rules, regulations, and orders imposed by federal or state governmental authorities.

       (b) From and after the date of this Agreement and except as provided herein until the Closing Date, Monarch and Intuitech will not:

         (i)   Make any change in its articles of incorporation or bylaws;
         (ii) Enter into or amend any material contract, agreement, or other instrument of any of the types described in such party's schedules, except that a party may enter into or amend any contract, agreement, or other instrument in the ordinary course of business; and

   Enter into any agreement for the sale of Intuitech or Monarch securities without the prior approval of the other party.

6.02   Access to Properties and Records. Until the Closing Date, Intuitech and
       --------------------------------
Monarch will afford to the other party's officers and authorized representatives full access to the properties, books, and records of the other party in order that each party may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of Intuitech or Monarch and will furnish the other party with such additional financial and other information as to the business and properties of Intuitech or Monarch as each party shall from time to time reasonably request.

6.03   Indemnification by Intuitech. Intuitech will indemnify and hold harmless
       ----------------------------
Monarch and its directors and officers, and each person, if any, who controls Monarch within the meaning of the Securities Act, from and against any and all losses, claims, damages, expenses, liabilities, or actions to which any of them may become subject under applicable law (including the Securities Act and the Securities Exchange Act) and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any claims or actions, whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities, or actions arise out of or are based upon any untrue statement or alleged untrue statement of material fact contained in any application or statement filed with a governmental body or arising out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing by Intuitech expressly for use therein. The indemnity agreement contained in this Section 6.03 shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of Monarch and shall survive the consummation of the transactions contemplated by this Agreement for a period of six months.

6.04   Indemnification by Monarch. Monarch will indemnify and hold harmless
       --------------------------
Intuitech, the Intuitech Stockholders, Intuitech 's directors and officers, and each person, if any, who controls Intuitech within the meaning of the Securities Act, from and against any and all losses, claims, damages, expenses, liabilities, or actions to which any of them may become subject under applicable law (including the Securities Act and the Securities Exchange Act) and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any claims or actions, whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities, or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any application or statement filed with a governmental body or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing by Monarch expressly for use therein. The indemnity agreement contained in this Section
6.04 shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of Intuitech and shall survive the consummation of the transactions contemplated by this Agreement for a period of six months.

6.05   The Acquisition of Monarch Common Stock. Monarch and Intuitech understand
       ---------------------------------------
and agree that the consummation of this Agreement including the issuance of the Monarch Common Stock to Intuitech in exchange for the Intuitech shares as contemplated hereby, constitutes the offer and sale of securities under the Securities Act and applicable state statutes. Monarch and Intuitech agree that such transactions shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes that depend, among other items, on the circumstances under which such securities are acquired.

       (a) In order to provide documentation for reliance upon exemption from the registration and prospectus delivery requirements for such transactions, the signing of this Agreement and the delivery of appropriate separate representations shall constitute the parties acceptance of, and concurrence in, the following representations and warranties:

         (i) The Intuitech Stockholders acknowledge that neither the SEC nor the securities commission of any state or other federal agency has made any determination as to the merits of acquiring Monarch Common Stock, and that this transaction involves certain risks.

         (ii) The Intuitech Stockholders have received and read the Agreement and understand the risks related to the consummation of the transactions herein contemplated.

         (iii) Intuitech Stockholders have such knowledge and experience in business and financial matters that they are capable of evaluating each business.

         (iv) Intuitech Stockholders have been provided with copies of all materials and information requested by them or their representatives, including any information requested to verify any information furnished (to the extent such information is available or can be obtained without unreasonable effort or expense), and the parties have been provided the opportunity for direct communication regarding the transactions contemplated hereby.

         (v) All information which the Intuitech Stockholders have provided to Monarch or their representatives concerning their suitability and intent to hold shares in Monarch following the transactions contemplated hereby is complete, accurate, and correct.

         (vi) The Intuitech Stockholders have not offered or sold any securities of Monarch or interest in this Agreement and have no present intention of dividing the Monarch Common Stock or Intuitech Shares to be received or the rights under this Agreement with others or of reselling or otherwise disposing of any portion of such stock or rights, either currently or after the passage of a fixed or determinable period of time or on the occurrence or nonoccurrence of any predetermined event or circumstance.

       (vii) The Intuitech Stockholders understand that the Monarch Common
       Stock has not been registered, but is being acquired by reason of a specific exemption under the Securities Act as well as under certain state statutes for transactions not involving any public offering and that any disposition of the subject Monarch Common Stock may, under certain circumstances, be inconsistent with this exemption and may make Intuitech or Monarch an "underwriter", within the meaning of the Securities Act. It is understood that the definition of "underwriter" focuses upon the concept of "distribution" and that any subsequent disposition of the subject Monarch Common Stock can only be effected in transactions, which are not considered distributions. Generally, the term

       "distribution" is considered synonymous with "public offering" or any other offer or sale involving general solicitation or general advertising. Under present law, in determining whether a distribution occurs when securities are sold into the public market, under certain circumstances one must consider the availability of public information regarding the issuer, a holding period for the securities sufficient to assure that the persons desiring to sell the securities without registration first bear the economic risk of their investment, and a limitation on the number of securities which the stock holder is permitted to sell and on the manner of sale, thereby reducing the potential impact of the sale on the trading markets. These criteria are set forth specifically in rule 144 promulgated under the Securities Act, and, after two years after the date the Monarch Common Stock or Intuitech Shares are fully paid for, as calculated in accordance with rule 144(d), sales of securities in reliance upon rule 144 can only be made in limited amounts in accordance with the terms and conditions of that rule. After two years from the date the securities are fully paid for, as calculated in accordance with rule 144(d), they can generally be sold without mooting those conditions, provided the holder is not (and has not been for the preceding three months) an affiliate of the issuer.

       (viii)The Intuitech Stockholders acknowledge that the shares of Monarch Common Stock, must be held and may not be sold, transferred, or otherwise disposed of for value unless they are subsequently registered under the Securities Act or an Exemption from such registration is available. Monarch is not under any obligation to register the Monarch Common Stock under the Securities Act. If rule 144 is available after two years and prior to three years following the date the shares are fully paid for, only routine sales of such Monarch Common Stock in limited amounts can be made in reliance upon rule 144 in accordance with the terms and conditions of that rule. Monarch is not under any obligation to make rule 144 available except as set forth in this Agreement and in the event rule 144 is not available, compliance with Regulation A or some other disclosure exemption may be required before Intuitech Stockholders can sell, transfer, or otherwise dispose of such Monarch Common Stock without registration under the Securities Act. Subject to compliance with federal and state securities laws, Monarch registrar and transfer agent will maintain a stop transfer order against the registration and transfer of the Monarch Common Stock held by Intuitech Stockholders and the certificates representing the Monarch Common Stock will bear a legend in substantially the following form so restricting the sale of such securities:

       THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND WARE "REGISTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

       (ix) Subject to compliance with federal and state securities laws, Monarch may refuse to register further transfers or resale's of the Monarch Common Stock in the absence of compliance with rule 144 unless the Intuitech Stockholders furnish Monarch with an opinion of counsel reasonably acceptable to Monarch stating that the transfer is proper. Further, unless such opinion states that the shares of Monarch Common Stock are free of any restrictions under the Securities Act, Monarch may refuse to transfer the securities to any transferee who does not furnish in writing to Monarch the same representations and agree to the same conditions with respect to such Monarch Common Stock as set forth herein. Monarch may also refuse to transfer the Monarch Common Stock if any circumstances are present reasonably indicating that the transferee's representations are not accurate.

       (b) In connection with the transaction contemplated by this Agreement, Intuitech and Monarch shall each file with the assistance of the other and their respective legal counsel, such notices, applications, reports, or other instruments as may be deemed by them to be necessary or appropriate in an effort to document reliance on such exemptions, and the appropriate regulatory authority in the states where the Intuitech Stockholders reside unless an exemption requiring no filing is available in such jurisdictions, all to the extent and in the manner as may be deemed by such parties to be appropriate.

       (c) In order to more fully document reliance on the exemptions as provided herein, Intuitech, the Intuitech Stockholders, and Monarch shall execute and deliver to the other, at or prior to the Closing, such further letters of representation, acknowledgment, suitability, or the like as Monarch or Intuitech and their respective counsel may reasonably request in connection with reliance on exemptions from registration under such securities laws.

       (d) The Intuitech Stockholders acknowledge that the basis for relying on exemptions from registration or qualification are factual, depending on the conduct of the various parties, and that no legal opinion or other assurance will be required or given to the effect that the transactions contemplated hereby are in fact exempt from registration or qualification.

6.06   Monarch Liabilities. Immediately prior to the Closing Date, Monarch shall
       -------------------
have no material assets and no liabilities in excess of $1,000 and all expenses related to this Agreement or otherwise shall have been paid.

6.07   Sales of Securities Under Rule 144, If Applicable.
       --------------------------------------------------

       (a) Monarch will use its best efforts to at all times satisfy the current public information requirements of rule 144 promulgated under the Securities Act so that its shareholders can sell restricted securities that have been held for two years or more or such other restricted period as required by rule 144 as it is from time to time amended.

       (b) Upon being informed in writing by any person holding restricted stock of Monarch as of the date of this Agreement that such person intends to sell any shares under rule 144 promulgated under the Securities Act (including any rule adopted in substitution or replacement thereof), Monarch will certify in writing to such person that it is compliance with rule 144 current public information requirement to enable such person to sell such person's restricted stock under rule 144, as may be applicable under the circumstances.

       (c) If any certificate representing any such restricted stock is presented to Monarch transfer agent for registration or transfer in connection with any sales theretofore made under rule 144, provided such certificate is duly endorsed for transfer by the appropriate person(s) or accompanied by a separate stock power duly executed by the appropriate person(s) in each case with reasonable assurances that such endorsements are genuine and effective, and is accompanied by an opinion of counsel satisfactory to Monarch and its counsel that such transfer has complied with the requirements of rule 144, as the case may be, Monarch will promptly instruct its transfer agent to register such transfer and to issue one or more new certificates representing such shares to the transferee and, if appropriate under the provisions of rule 144, as the case may be, free of any stop transfer order or restrictive legend. The provisions of this Section 6.07 shall survive the Closing and the
                          ------------
       consummation of the transactions contemplated by this Agreement for a period of two years.

       (d) The shareholders of Monarch as of the date of this Agreement, as well as those receiving Monarch Common Stock pursuant to this Agreement, are intended third-party beneficiaries of this Section 6.07.
                                                      ------------

       6.08   New Board of Directors and Officers. Upon closing of the
              -----------------------------------
       transactions contemplated by this Agreement, the current board of directors and officers of Monarch shall resign and in their place nominees of Intuitech shall be appointed, subject to the approval of the suitability and qualifications of such nominees.

       6.09   Monarch Capitalization. For a period of eighteen months from the
              ----------------------
       Closing Date, Monarch will not engage in any reverse split of its issued and outstanding Common Stock without the prior written approval of the holders of a majority in interest of the issued and outstanding Monarch Common Stock on the date of this Agreement.

                                     ARTICLE VII
                                     -----------
                                    MISCELLANEOUS

       7.01   Brokers. Except as provided herein, Monarch and Intuitech agree
              -------
       that there were no finders or brokers involved in bringing the parties together or who were instrumental in the negotiation, execution, or consummation of this Agreement. Further, Monarch and Intuitech each agree to indemnify the other against any claim by any third person for any commission, brokerage, or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between such party and such third person, whether express or implied, from the actions of such party.

The covenants set forth in this section shall survive the Closing Date and the consummation of the transactions herein contemplated.

       7.02   No Representation Regarding Tax Treatment. No representation or
              -----------------------------------------
       warranty is being made by any party to any other regarding the treatment of this transaction for federal or state income taxation. Each party has relied exclusively on its own legal, accounting, and other tax adviser regarding the treatment of this transaction for federal and state income taxes and on representation, warranty, or assurance from any other party or such other party's legal, accounting, or other adviser.

       7.03   Governing Law. This Agreement shall be governed by, enforced and
              -------------
       constructed under and in accordance with the laws of the State of Nevada.

       7.04   Notices. Any notices or other communications required or permitted
              -------
       hereunder shall be sufficiently given if personally delivered, if sent by facsimile or telecopy transmission or other electronic communication confirmed by registered or certified mail, postage prepaid, or if sent by prepaid overnight courier addressed as follows:

          If to Monarch Media and Entertainment Group, Inc.:
          Jim Snow, President
          PO Box 574
          Whitehouse, TN 37188


          If to Intuitech Marketing, Inc.:
          Tom Williams, President
          800-555 West Hastings Street
          Vancouver, B.C. V6B4N5
          Fax: (604) 515-9286

   or such other addresses as shall be furnished in writing by any party in the manner for giving notices, hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered or sent by facsimile or telecopy transmission or other electronic communication, or one day after the date so sent by overnight courier.

7.05   Attorney's Fees. In the event that any party institutes any action or
       ---------------
suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties from all costs, including reasonable attorneys fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

7.06   Schedules / Knowledge. Whenever in any section of this Agreement
       ---------------------
reference is made to information set forth in the schedules provided by Monarch or Intuitech such reference is to information specifically set forth in such schedules and clearly marked to identify the section of this Agreement to which the information relates. Whenever any representation is made to the "knowledge" of any party, it shall be deemed to be a representation that no officer or director of such party, after reasonable investigation, has any knowledge of such matters.

7.07   Entire Agreement. This Agreement represents the entire agreement between
       ----------------
the parties relating to the subject matter hereof. All previous agreements between the parties, whether written or oral, have been merged into this Agreement. The Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations, or warranties, written or oral, except as set forth herein.

7.08   Survival Termination. The representations, warranties, and covenants of
       --------------------
the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for a period of six months from the Closing Date, unless otherwise provided herein.

7.09   Counterparts. This Agreement may be executed in multiple counterparts,
       ------------
each of which shall be deemed an original and all of which taken together shall be but a single instrument.

7.10  Amendment or Waiver. Every right and remedy provided herein shall be
      -------------------
cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and such remedies may be enforced concurrently, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance thereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

IN WITNESS WHEREOF, the corporate parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the date first above written.

MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
A Nevada Corporation

By: /s/   Jim Snow
   ----------------------------
   Jim Snow, President

INTUITECH MARKETING, INC.
A British Columbia Corporation

By: /s/  Tom Williams
   ----------------------------
   Tom Williams, President



STATE OF  Tenn            )
          ----------------
COUNTY OF Davidson        )
          ----------------

   On this 8th day of April, 2000, personally appeared before me Jim Snow, whose identity is personally known to me and who by me duly sworn, did say that he is the President of Monarch, Inc. and that said document was signed by him on behalf of said corporation by authority of its bylaws, and said Jim Snow acknowledged to me that said corporation executed the same.

 /s/ signed
-------------------------------
NOTARY PUBLIC

My Commission Expires MAR 23, 2002

STATE OF                  )
          ----------------
COUNTY OF                 )
          ----------------


   On this 31st day of March, 2000, personally appeared before me Tom Williams, whose identity is personally known to me and who by me duly sworn, did say that he is the President of Intuitech, Inc., and that said document was signed by him of behalf of said corporation by authority of its bylaws, and said Tom Williams acknowledged to me that said corporation executed the same.


 /s/ G. Brent Stickland
------------------------------
NOTARY PUBLIC

G. Brent Stickland
Barrister & Solicitor
1450 - 13401 - 108th Avenue
Surrey, BC  V3T 5T3
Tel: (604) 581-4677

                                                                       EXHIBIT A
                                 AGREEMENT OF SALE

THIS AGREEMENT is dated for reference the 1st day of December 1999.

BETWEEN:

     HELIKON TECHNOLOGIES INC., a Company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 800 - 555 West Hastings Street, Vancouver, B.C. V6B 4N5

     (hereinafter referred to as the "Helikon")
                                                               OF THE FIRST PART

AND:

     INTUITECH MARKETING INC., a Company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 800 - 555 West Hastings Street, Vancouver, B.C. V6B 4N5

     (hereinafter referred to as the "Intuitech")

                                                              OF THE SECOND PART

WHEREAS:

A. Helikon has developed a PDF magazine archive product (the "Software") for its client, Wizards of the Coast, Inc. pursuant to the Software Development Agreement dated August 31, 1998 as amended (the "Software Development Agreement"). The Software includes a database and user interface compatible with Adobe System's Acrobat Reader that will enable the end user to read, search, display and print an electronic archive version of magazines.

B. Pursuant to the Software Development Agreement, Helikon received a master license to use and modify the Software developed and to create magazine archive products using the Software provided that does not compete with the product developed for Wizards of the Coast, Inc.

C. Helikon is the beneficial owner of a master license to use and modify the Software.

D. Helikon wishes to sell, assign and transfer all its interest in the master license to use and modify the Software to Intuitech.

E. Intuitech wishes to acquire the Software in accordance with the terms of this agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants and agreements contained herein, the parties hereto covenant and agree each with the other as follows:

1.   Transfer of License
     -------------------

1.1. Helikon hereby sells, transfers and assigns to Intuitech all its right, title and interest in and to the master license to the Software granted by Wizards of the Coast, Inc. subject to the non-compete restrictions contained in the Software Development Agreement.

1.2. Intuitech hereby accepts the transfer and purchases Helikon's interest in the master license to the Software for a purchase price of $25,000 plus the issuance to Helikon of 500,000 common shares in the capital of Intuitech at a deemed value of $0.05 per share.

1.3. Intuitech agrees to pay Helikon $25,000 prior to February 1, 2000 and to issue 500,000 common shares in the capital of Intuitech by December 31, 1999.

1.4. Helikon shall deliver to Intuitech, upon signing this agreement, an electronic copy of the Software including source code.

1.5. Intuitech hereby agrees not to use the Software to develop and market a new product that competes directly with the Software developed for Wizards of the Cost, Inc. namely its Dragon Magazine Archive product.
       The phrase "competes directly with the Software" shall mean any product that includes an archive magazine reader for paper-based role-playing game related magazines. Intuitech acknowledges that Helikon would not have agreed to the transfer of the master license contemplated herein without Intuitech's agreement to the terms set out in this paragraph 1.5.

2.   Representations And Warranties Of Helikon
     -----------------------------------------
2.1.   Helikon represents and warrants to Intuitech as follows:
       (a) Helikon is the beneficial owner of the master license to use and modify the Software and has the right to enter into this Agreement and to transfer its interest in said license to Intuitech;

       (b) Helikon has duly obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrances under the provisions of the Articles of Helikon or any shareholders or directors resolution, indenture, agreement or other instrument whatsoever to which Helikon is a party or by which it is bound or to which it may be subject;

       (c) the performance of this Agreement will not be in violation of any agreement or other instrument to which Helikon is a party;

       (d) the property being transferred pursuant to this Agreement is free and clear of all liens, encumbrances and claims of others and there are no liabilities, contingent or otherwise, in regards to the master license being assigned under this agreement except for the non compete restriction more particularly described in paragraph
             1.5 above; and

       (e) there are no actions, suits, judgments, or proceedings outstanding, pending or threatened which would effect Helikon's interest in the master license to use and modify the Software, nor to Helikon's knowledge is there any basis for any.

2.2. The representations, warranties, covenants and agreements by Helikon contained in this Agreement shall be true at the date of this agreement. Notwithstanding any investigations or inquiries made by Intuitech prior to the execution of this Agreement or the waiver of any condition by Intuitech, the representations, warranties, covenants and agreements of Helikon shall survive the execution and closing of this Agreement.

3.   General

3.1. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by courier or sent by prepaid registered mail addressed to the addressee at the address appearing on the first page hereof or to such other address as may be given in writing by the parties hereto, and shall be deemed to have been received, if delivered, on the date of delivery and if mailed as aforesaid, then on the sixth business day following the posting thereof.

3.2. This Agreement shall inure to the benefit of and shall be binding upon the parties and their heirs, executors, administrators, successors and assigns.

3.3.   Time shall be of the essence in the performance of this Agreement.

3.4. The terms and provisions herein contained constitute the entire agreement between the parties and shall supersede all previous oral or written communications regarding the transfer of the master license to use and modify the Software.

3.5. If any part of this Agreement is held invalid or unenforceable by a Court of law, then this Agreement shall be read as if such invalid or unenforceable provision were removed.

3.6. This Agreement may be executed in several parts in the same form and such parts as so executed shall together form one original agreement, and such parts shall be read together and construed as if all signing parties hereto had executed one copy of this Agreement.

3.7. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF the parties have duly executed this Agreement on the day and year first above written.

Helikon Technologies Inc.



Per:
       -------------------------------------
       Pete Gardner, President



Intuitech Marketing Inc.



Per:
       -------------------------------------
       Tom Williams, Secretary

                                                                       EXHIBIT B

--------------------------------------------------------------------------------
                      SOFTWARE DEVELOPMENT AGREEMENT
--------------------------------------------------------------------------------


THIS AGREEMENT dated for reference the 1st day of November 2000.

BETWEEN:

     INTUITECH MARKETING INC., a company duly incorporated under the laws of the British Columbia, and having its offices at 200 - 604 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A5

     (hereinafter called "Intuitech")
                                                               OF THE FIRST PART

AND:

     HELIKON TECHNOLOGIES INC., a body corporate, having its head office at Suite 800 - 555 West Hastings Street, Vancouver, B.C. V6B 4N5

     (hereinafter called "Helikon")
                                                              OF THE SECOND PART

WHEREAS:

A. Intuitech has acquired a license to use certain software, which includes a database and user interface compatible with Adobe System's Acrobat Reader that will enable the end user to read electronic archive versions of magazines ("Archive Software"), and a copy of the source code of the Archive Software from Helikon by agreement dated December 1, 1999;

B. Intuitech wished to enhance and upgrade this software so that Intuitech can deliver a custom magazine archive reader as a product to its clients and commissioned Helikon to undertake this work in accordance with a verbal agreement entered into between Intuitech and Helikon on or about February 2000.

C. The parties wish to reduce this verbal agreement to a written document and have set out the terms and conditions of their agreement herein.

THEREFORE, in consideration of the mutual covenants and agreements in this Agreement, the parties hereto covenant and agree each with the other as follows:

1   Scope of Work
    -------------
1.1 Intuitech agrees to hire Helikon to design enhancements and modifications to the Archive Software and Helikon accepts this engagement subject to the terms and conditions set forth in this Agreement.

1.2 Helikon agreed to create a design document, (the "Design Document") setting out in detail the particulars of the features to be included in the enhancements to be made to the Archive Software for Intuitech's approval. This Design Document was completed and delivered to Intuitech on or about June 10, 2000. Intuitech approved this Design Document and commissioned Helikon to develop this new software application ("P2D Technology") described in the Design Document.

1.3 Helikon is the owner and developer of certain proprietary programming language known as Ergo, and an extensive collection of standard programming code objects and routines (the "Code Libraries"). Helikon may use its Code Libraries to develop and implement the P2D Technology.

--------------------------------------------------------------------------------
Software Development Agreement Between
Intuitech Marketing Inc. and Helikon Technologies Inc.

1.4 The P2D Technology and all work products directly related thereto, which shall include application specific object libraries and computer source code, shall be deemed a work for hire, and all right, title and interest in such shall be the sole and exclusive property of Intuitech. Intuitech may hire a third party to reproduce software code that performs substantially the same functions in substantially the same manner as the P2D Technology. Notwithstanding the foregoing, Intuitech shall have no right to decompile or reverse engineer the Code Libraries or components thereof, developed by Helikon that are used in the P2D Technology. The Code Libraries are the sole and exclusive property of Helikon. Helikon has made enhancements and additions to its Code Libraries to enable Helikon to implement the P2D Technology. Intuitech shall have no rights to or interest in any enhancements or additions made to Code Libraries during the term of this Agreement.

1.5   License. Intuitech hereby grants to Helikon a master license to use and
      -------
      modify the P2D Technology such that it may be integrated with other applications or products Helikon may in the future develop, provided that Helikon will not use the P2D Technology to compete with Intuitech's business of creating magazine or other types of archive products. Helikon shall be entitled to create other products using its Code Libraries. Helikon hereby grants Intuitech a perpetual license to use the Code Libraries as provided to Intuitech for use in the operation of the P2D Technology but for no other purpose or product.

1.6   Schedule. The P2D Technology shall be delivered to Intuitech according
      --------
      to the following schedule:

      Milestone                                                    Date
      ---------                                                    ----
      a. Conceptual Design Document delivered to Intuitech     June 10, 2000
      b. Beta version of P2D Technology delivered to
         Intuitech by                                          December 30, 2000
      c. Self installing version of P2D Technology
         delivered to Intuitech by                             January 15, 2001
      d. Gold Master of the P2D Technology completed by        January 31. 2001

1.7   Submission Review. At each stage set forth above, the P2D Technology
      -----------------
      shall be submitted to Intuitech for its review. The Conceptual Design for the P2D Technology in the form of written documents has been submitted and approved.

      The beta version of the P2D Technology will be in the form of fully functional code and be ready for testing by integrating a sample magazine archive including custom user interface, sound effects with all features listed in the design document being functional. The Self-installing version of the software will be able to install itself on a computer running Microsoft Windows 95, Windows 98, Windows NT 4.0 with Service Pack 3 or later, or Windows 2000; and after installation shall be fully functional with all features listed in the design document being operational. The master version of the P2D Technology, including the source code for the specific application and compiled object code for the necessary components of the Code Libraries, shall be delivered to Intuitech upon acceptance, by Intuitech, of the self-installing version of the P2D Technology.

1.8   Review Process: Upon the completion of each Milestone, Helikon shall
      --------------
      provide Intuitech with written notice of such and submit evidence of the work to date in written or demonstrable form (the "Material") to Intuitech.

1.8.1 Intuitech will review the Material submitted to ensure that the tasks, required for the Milestone under review, are complete and functional to the standards described in the Design Documents.

1.8.2 In the event the Material is not complete or functional to the required standard, Intuitech shall provide Helikon written notice ("Notice of

--------------------------------------------------------------------------------
Software Development Agreement Between
Intuitech Marketing Inc. and Helikon Technologies Inc.

        Defect") setting out the specific tasks that are not performing to the expected standard as described in the Design Document.

1.8.3 Helikon shall within 10 days of receipt of Intuitech's Notice of Defect, correct the specific defects listed in the Notice of Defect and resubmit the Materials to Intuitech for their review.

1.8.4 If the materials are acceptable Intuitech shall acknowledge the completion of the specific Milestone in writing. If Helikon has not received a Notice of Defect within 10 days of delivery of the Material, then the Material shall be deemed to be accepted and the Milestone complete.

2.   Consideration.
     -------------

2.1   Development Fee. Upon successful completion of all milestones identified
      ---------------
      herein, Intuitech shall pay Helikon an amount equal to one hundred ninety eight thousand dollars ($198,000.00) (the "Contract Amount") plus any applicable taxes, payable as follows:

2.1.1 Intuitech has paid Helikon an aggregate of $150,000 to date towards development of the P2D Technology

2.1.2   Progress Draw. On of before November 30, 2000, Intuitech shall pay
        -------------
        Helikon ten thousand dollars ($10,000.00) by delivering a cheque made payable to Helikon.

2.1.3   Beta Version Fee. Within ten days after timely delivery to Intuitech of
        ----------------
        the beta version of the P2D Technology and approval thereof by Intuitech, Intuitech shall pay Helikon twenty thousand dollars ($20,000.00) (the "Beta Fee"). Such Beta Fee shall be sent and made payable to Helikon.

2.1.4   Complete Master Fee. Within ten days after timely delivery to Intuitech
        -------------------
        of the Complete Master of the P2D Technology and approval thereof by Intuitech, Intuitech shall pay Helikon eighteen thousand dollars ($18,000.00) (the "Master Fee"). Such Master Fee shall be sent and made payable to Helikon.

2.1.5 Helikon hereby agrees to defer the payment of the Master Fee until June 1, 2001 or upon Intuitech signing a licensing agreement in regards to the P2D Technology, which ever occurs first, provided that Intuitech issued to Helikon a promissory note, in a form acceptable to Helikon, in the amount of $18,000.

2.2   Additional Work. The scope and payment for any work outside this Agreement
      ---------------
      shall be negotiated in good faith between the parties.

3.   Independent Contractor. Helikon shall be an independent contractor and not
     ----------------------
     an employee of Intuitech. Helikon shall not be entitled to workers' compensation, retirement, insurance, or other benefits provided to employees of Intuitech. Helikon shall be responsible for the payment of all personal taxes, fees and other assessments arising under this Agreement and shall otherwise comply with applicable laws, ordinances, regulations and other governmental requirements related to development of the P2D Technology. Helikon has no power or authority to act for, represent, or bind Intuitech or any company affiliated with Intuitech in any manner, except as so authorized in writing by Intuitech.

4.   Helikon Press Release. Helikon may properly take credit for developing the
     ---------------------
     P2D Technology and make notice of such in advertising, press releases and Internet notice (a "Release"). Intuitech must review any Release. Intuitech's failure to respond to a written request to review a Release within ten (10) days shall be deemed approval. Intuitech approval shall not be unreasonably withheld, delayed or conditioned.

5.   Listing of Credits. Upon any publication and dissemination of products
     ------------------
     created using the P2D Technology, Intuitech shall ensure that if these products contain accreditation for Intuitech that they also include similar

--------------------------------------------------------------------------------
Software Development Agreement Between
Intuitech Marketing Inc. and Helikon Technologies Inc.

     accreditation for Helikon. The phrases Helikon Technologies and the Helikon logos shall appear on any web site or other form of marketing communication used to promote or market Intuitech's services. In addition this phrase and logo shall also receive appropriate credit on the initial cut scene or credit page of a product created with the P2D Technology.

6.   Confidentiality. In the course of performing the services contemplated in
     ---------------
     the Agreement, the parties recognize that each party may have access to information that the other may regard as proprietary and/or confidential. This information may include, but is not limited to, (a) information relating to a party's products, technology, designs, concepts, methods, processes, calculations, data, manuals, specifications, research, test procedures, test results, and computer programs, whether or not patentable or copyrightable, marked with a copyright or other notice, or marked confidential; (b) records, customer lists, distributor lists, marketing plans, financial information, costs, pricing information, and other information relating to the party's business; (c) information received by a party which that party is obligated, contractually or otherwise, to keep confidential; and (d) other information or documents which are specifically designated as confidential or proprietary. Both parties agree to keep all such information confidential and not to discuss or divulge it to anyone other than appropriate, designated personnel. Both parties represent and warrant that they will not use the confidential or proprietary information of any third party in performing the services.

7.   Termination.
     -----------
7.1   Helikon Default. In the event that Helikon fails to fulfill any
      ---------------
      obligations hereunder, and such failure is not cured within ten days after receipt of notice of such from Intuitech, Helikon shall be deemed to have defaulted on this Agreement. In the event of default by Helikon, Intuitech may unilaterally immediately terminate this Agreement but shall retain the rights transferred in Section 1.7. In the event of default by Helikon, Intuitech shall have no further obligation to make payment for any unpaid fee.

7.2   Intuitech Default. In the event that Intuitech fails to fulfill any
      -----------------
      obligations hereunder, and such failure is not cured within ten days after receipt of notice of such from Helikon, Intuitech shall be deemed to have defaulted on this Agreement. In the event of default by Intuitech, Intuitech shall pay Helikon the balance of the Contract Amount earned and unpaid, plus an additional amount equal to 50% of the unpaid portion of the Contract Amount; and Helikon shall have no further obligation to complete the P2D Technology. Thereafter, Helikon retains a license to use the P2D Technology.

8.   Release and Indemnity. Helikon releases Intuitech, its successors and
     -----------------------
     assigns, and the respective directors, officers, employees, agents, and representatives of Intuitech and their successors and assigns (collectively, the "Intuitech Group") from all claims, liabilities, breach of warranty set forth in Section 9, damages, losses, costs, and expenses (including, but not limited to, attorneys' fees) related to any infringement, misappropriation, property damage, personal injury, or death that may occur in connection with the P2D Technology, except for claims resulting from negligence and wilful misconduct of the Intuitech Group.

     Intuitech releases Helikon, its successors and assigns, and the respective directors, officers, employees, agents, and representatives of Helikon and their successors and assigns (collectively, the "Helikon Group") from all claims, liabilities, breach of warranty set forth in Section 10, damages, losses, costs, and expenses (including, but not limited to, attorneys' fees) related to any infringement, misappropriation, property damage, personal injury, or death that may occur in connection with Intuitech's use of the P2D Technology, except for claims resulting from negligence and willful misconduct of the Helikon Group.

--------------------------------------------------------------------------------
Software Development Agreement Between
Intuitech Marketing Inc. and Helikon Technologies Inc.

     Further, Helikon shall defend, indemnify, and hold harmless each of the Intuitech Group from any such claim, loss, harm, liability, damage, cost or expense arising out of or in connection with Helikon's negligence or willful misconduct as it relates to the P2D Technology being produced under this Agreement. If any portion of the P2D Technology is in any suit or proceeding held to constitute an infringement and its use is enjoined, Helikon will, at no cost to Intuitech, (a) procure for Intuitech the right to continue using the software, (b) replace the P2D Technology with non-infringing software that, in Intuitech's reasonable determination, has the same functionality and usefulness to Intuitech as the P2D Technology, or
     (c) modify the P2D Technology so that it becomes non-infringing, provided that the usefulness of the same, in Intuitech's reasonable determination, is maintained.

     Intuitech shall defend, indemnify, and hold harmless each of the Helikon Group from any such claim, loss, harm, liability, damage, cost or expense arising out of or in connection with Intuitech's negligence or willful misconduct as it relates to the P2D Technology being produced under this Agreement or the products Intuitech may in the future create using the P2D Technology. Helikon shall have no liability for delays in delivering the P2D Technology to the extent such delays are caused solely by Intuitech.

9.   Helikon Warranties.  Helikon represents and warrants that (a) the P2D
     ------------------
     Technology will comply in all material respects with the Design Document,
     (b) the P2D Technology will be developed in accordance with the terms of this Agreement (c) Helikon will complete the Master version of the P2D Technology by the date set out in paragraph 1.6 (d) Helikon owns all right, title, and interest in and to the Code Libraries and the intellectual property rights in the Code Libraries and has the right, power and authority to enter into this Agreement and to perform its obligations as set forth in this Agreement, (e) the P2D Technology does not and will not infringe, misappropriate or wrongfully use any intellectual property right of any third party, (f) this Agreement constitutes the legal, valid and binding obligation of Helikon and is enforceable against Helikon in accordance with its terms. Helikon's obligations in the event of a breach of any warranty set forth in this Agreement shall include, but not be limited to, correcting any material defects or deficiencies in the P2D Technology at no additional cost to Intuitech.

10.  Intuitech Warranties.  Intuitech warrants that (a) Intuitech is duly
     --------------------
     constituted and in good standing in the jurisdiction of its incorporation;
     (b) has the right, power and authority to enter into this Agreement and to perform its obligations as set forth in this Agreement and (c) this Agreement constitutes a legal, valid and binding obligation of Intuitech and is enforceable against Intuitech in accordance with its terms.

11.  Miscellaneous.
     -------------

11.1  Integration; Amendment.  This Agreement constitutes the entire Agreement
      ----------------------
      of the parties with regard to the subject matter of this Agreement, and replaces and supersedes all other agreements or understandings, whether written or oral. No amendment of this Agreement shall be binding unless reduced to writing and signed by both parties.

11.2  Notices. Any notice or communication permitted or required by this
      -------
      Agreement shall be in writing and shall be deemed effective when personally delivered or deposited, postage prepaid, in the first class mail of Canada, addressed to the appropriate party at the address set forth above, or when delivered by facsimile and acknowledge received by return facsimile (or any address subsequently designated by a party by notice as set forth in this Section).

--------------------------------------------------------------------------------
Software Development Agreement Between
Intuitech Marketing Inc. and Helikon Technologies Inc.

11.3  Assignment. The rights of each party under this Agreement shall not be
      ----------
      assigned or transferred, either voluntarily or by operation of law, without the other party's written consent, nor shall the duties of either party under this Agreement be delegated in whole or in part. Any such assignment, transfer, or delegation shall be of no force and effect. Except that Helikon may, at its discretion and without the consent of Intuitech, assign any rights to software it earns or acquires pursuant to this agreement to a subsidiary or related company. This Agreement shall be binding upon and inure to the benefit of Helikon and Intuitech and their successors and assigns.

11.4  Nonwaiver. Failure of either party at any time to enforce any of the
      ---------
      terms, provisions, or conditions of this Agreement shall not preclude any other or further exercise of the same or exercise of any other right.

11.5  Severability. The invalidity or unenforceability of any provision of this
      ------------
      Agreement shall not affect the validity or enforceability of any other provision.

11.6  Dispute Resolution.  This Agreement will be governed by and interpreted in
      ------------------
      accordance with the local laws of the Province of British Columbia. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the Supreme Court of British Columbia any actions, suits, or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice, or document by registered mail to the addresses set forth herein shall be effective service of process for any action, suit or proceeding brought against either party in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit, or proceeding arising out of this Agreement or the transactions contemplated hereby in the Supreme Court of British Columbia and hereby further irrevocably and unconditionally waive and agreed not to plead or claim in any such court that any such action, suit, or proceeding brought in any such court has been brought in an inconvenient forum.

IN WITNESS WHEREOF the parties have affixed their signatures and seals as at the date first written


INTUITECH MARKETING INC.



Per:
       -------------------------------------
       Tom Williams, President



HELIKON TECHNOLOGIES INC.



Per:
       -------------------------------------
       Pete Gardner, President
--------------------------------------------------------------------------------
Software Development Agreement Between
Intuitech Marketing Inc. and Helikon Technologies Inc.

                                                                     EXHIBIT C-1

--------------------------------------------------------------------------------
                         CONVERTIBLE LOAN AGREEMENT
--------------------------------------------------------------------------------

THIS LOAN AGREEMENT dated for reference the 22nd day of September, 2000.

BETWEEN:

     MAGS LTD., a company duly having its offices at P.O. Box 290
     Providenciales Turks & Caicos Islands

     (the "Lender")
                                                               OF THE FIRST PART

AND:

     MONARCH MEDIA & ENTERTAINMENT GROUP INC., a company duly incorporated under the laws of the State of Nevada, and having its offices at 200 - 604 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A5

     (the "Borrower")
                                                              OF THE SECOND PART

WHEREAS:

A. The Borrower wishes to borrow and the Lender is willing to lend to the Borrower Forty Thousand dollars and 00/100ths in lawful currency of the United States (US $40,000.00) (the "Loan").

B. The Borrower agrees, as a condition of receiving the loan, that the Lender may, at any time after the advancement of the Loan and at its sole option, convert the unpaid balance of the Loan in whole or in part, into common shares of the Borrower at a conversion rate of one common share for every five cents (US $0.05) of the Loan.

THEREFORE, in consideration of the mutual covenants and agreements in this Agreement, the parties hereto agree:

                                     ARTICLE 1

                                     THE LOAN

Establishment of the Loan

1.1 The Lender agrees to loan to the Borrower and the Borrower agrees to borrow from the Lender, on the terms and conditions in this Agreement, the aggregate sum of forty thousand dollars and 00/100ths in lawful currency of the United States (US $40,000).

1.2 The Lender shall advance the Loan to the Borrower upon execution of this Agreement or such later date as the parties may agree. The date upon which the Loan is advanced to the Borrower shall be referred to as the "Advancement Date".

Interest

1.3 The Borrower shall pay interest to the Lender on demand, both before and after demand, default and judgment on all amounts from time to time outstanding in respect of the Loan, at the rate per annum equal seven percent (7%), calculated and compounded monthly, not in advance.

Repayment of the Loan

1.4 The Borrower shall repay the entire unpaid principal of the Loan and any accrued interest not yet paid to the Lender in full on or before September 22, 2003.

1.5 The Borrower shall pay to or to the order of the Lender, at the address set out above or at such other address as the Lender may direct in writing, the whole or part of the unpaid principal of the Loan and all accrued interest, in accordance with Article 1.4, in cash or certified check.

Prepayment of the Loan

1.6 Subject to the right of the Lender to convert the unpaid principal of the Loan, the Borrower may prepay the unpaid principal of the Loan in whole or in part at any time without penalty, but with the consent of the Lender in accordance with the terms set out in Article 1.7 and 1.8.

1.7 The Borrower shall give notice to the Lender in writing (the "Notice") of the Borrower's desire to prepay the Loan, in whole or in part, and shall stipulate in the Notice the proposed amount of prepayment (the "Prepayment Sum").

1.8 Upon the Lender receiving the Notice from the Borrower of its desire to prepay the Loan in whole or in part the Lender may, at its sole option, elect to convert the whole or part of the Prepayment Sum into common shares of the Borrower in accordance with the terms under Article 3 and the Note (as defined in Article 2.1).

                                   ARTICLE 2
                           EVIDENCE OF INDEBTEDNESS

Promissory Note

2.1 The indebtedness of the Borrower in respect of the Loan shall be evidenced by a convertible promissory note in the form attached as Schedule "A" (the "Note"), to be executed by the Borrower and delivered to the Lender on the Advancement Date.

                                  ARTICLE 3
                                 CONVERSION

Conversion

3.1 The Borrower agrees, as a condition of receiving the Loan, that the Lender may, at any time after the Advancement Date and at its sole option, convert all or part of the unpaid balance of the Loan into common shares of the Borrower (the "Shares"), at a conversion rate of one Share for every five cents ($ US 0.05) of the unpaid balance of the Loan and in accordance with the terms of the Note.

3.2 The principal amount of the Loan shall be reduced to the extent that it has been converted by the Lender into Shares in accordance with the terms of the Note.

                                 ARTICLE 4
                            EVENTS OF DEFAULT

Events of Default

4.1 Each and every of the events set forth in this Article shall be an event of default ("Event of Default") under this Agreement:

      (a) if the Borrower defaults in any payment when it is due under this Agreement;

      (b) if the Borrower fails to provide the Lender with proper books of accounts pursuant to this Agreement;

      (c) if the Borrower defaults in observing or performing any other covenant or condition of this Agreement to be observed or performed on its part;

      (d) if a representation or warranty made to the Lender by the Borrower in this Agreement or by or on behalf of the Borrower in any document or certificate furnished to the Lender herewith or pursuant hereto is incorrect or untrue in any respect materially adverse to the Lender;

      (e) if the Borrower becomes insolvent or makes a general assignment for the benefit of its creditors, or if an order is made or an effective resolution is passed for the winding-up, merger or amalgamation of the Borrower or if the Borrower declares bankruptcy or if a trustee, custodian or receiver is appointed for the Borrower under the any applicable statutes or acts relating to bankruptcy, or if a compromise or arrangement is proposed by the Borrower to its creditors or any class of its creditors, or if a receiver or other officer with like powers is appointed for the Borrower;

      (f) if the Borrower ceases or threatens to cease to carry on its business.

Notice

4.2 After the occurrence of any Event of Default and at any time thereafter the Lender, in its absolute discretion, by written notice to the Borrower, may declare this Agreement to be in default. At any time thereafter the Lender, in its absolute discretion, may declare the principal balance of the Loan and accrued interest thereon, costs and any other money owing to the Lender under this Agreement to be immediately due and payable and such monies shall forthwith become due and payable without presentment, demand, protest, or other notice of any kind to the Borrower, all of which are hereby expressly waived.

Waiver

4.3 The Lender, in its absolute discretion, at any time and from time to time may waive any breach by the Borrower of any of the covenants herein, by written notice, provided however that no course of dealing between the Borrower and the Lender nor any delay in exercising any rights hereunder shall operate as a waiver of any rights of the Lender.

                                        ARTICLE 5
                                    GENERAL MATTERS

Further Assurances

5.1 The Lender and the Borrower shall do, execute and deliver, or cause to be done, executed and delivered all such further acts, documents and things as may reasonably be required for the purpose of giving effect to this Agreement.

Severability

5.2 If any provision of this Agreement is or shall become illegal, unenforceable or invalid for any reason whatsoever, such illegal, unenforceable or invalid provisions shall be severable from the remainder of this Agreement and shall not affect the legality, enforceability or validity of the remaining provisions of this Agreement.

Notice

5.3 Any notice given to the Borrower or to the Lender in connection with this Agreement shall be in writing and may be given by delivering such notice:

      (a)   if to the Lender:

            P.O. Box 290 Providenciales Turks & Caicos Islands

      (b)   if to the Borrower:

            200 - 604 Columbia Street New Westminster, British Columbia, V3M 1A5

      or at such other addresses as the parties may direct by giving notice in writing to the other party. Any notice, demand or other document required or permitted to be given under the provisions of this Agreement shall be in writing and may be given by delivering same or mailing same by registered mail or sending same by telegram, telex, telecopier, telecommunication device or other similar form of communication addressed as set forth herein. Any notice, demand or document shall, if delivered or sent by telecopier, be deemed to have been received at the time of delivery or transmission; if mailed by registered mail and properly addressed, be deemed to have been given or made on the third day following the day on which it was so mailed, provided that if at the time of mailing or between the time of mailing and the actual receipt of the notice, a mail strike, slowdown or other labour dispute which may affect the delivery of such notice by Canada Post occurs, then such notice shall be only effective if actually delivered; and if sent by telegraph, telex, telecommunication device or other similar form of communication, be deemed to have been given or made on the day following the day on which it was sent. Any party may give written notice of a change of address in the same manner, in which event such notice shall thereafter be given to it as above provided at such changed address.

Governing Law

5.5 This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Time of Essence

5.6   Time shall be of the essence in the performance of this Agreement.

Headings

5.7 The headings of this Agreement form no part of this Agreement and shall be deemed to have been inserted for convenience of reference only.

Parties in Interest

5.8 This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

Waiver or Modifications

5.9 No failure or delay on the part of the Lender in exercising any power or right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of such right or power preclude any other right or power hereunder. No amendment, modification or waiver of any condition of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be in writing signed by the Lender. No notice to or demand on the Borrower shall in any case entitle the Borrower to any other or further notice or demand in similar or other circumstances unless specifically provided for in this Agreement.

Assignment

5.10 The Borrower shall not assign this Agreement or any of its interest herein or any part hereof except with the prior written consent of the Lender.

      The Lender may, in the ordinary course of its business and in accordance with applicable law, at any time assign to any other person all or any part of its interest hereunder or in the Note.

Schedule

5.11 The Note and the notice of conversion (together, "Schedule 'A'") attached to this Agreement are incorporated by reference as fully as though contained in the body of this Agreement. Wherever any term or conditions, expressed or implied, in Schedule "A" conflicts or is at variance with any term or conditions of this Agreement, the terms or conditions of this Agreement shall prevail.

Entire Agreement

5.12 This Agreement constitutes the entire agreement between the Borrower and the Lender and supersedes all prior contracts, agreements and understandings between the parties in regards to the Loan. There are no representations, warranties, collateral agreements or conditions affecting this transaction other than as are expressed or referred to herein in writing.

Amendments

5.13 This Agreement may be amended in writing with the mutual consent of both parties.

IN WITNESS WHEREOF, the parties have affixed their signatures and seals as at the date first written


Mags Ltd.


Per:
       -----------------------------------------

MONARCH MEDIA & ENTERTAINMENT GROUP INC.



Per:
       -----------------------------------------
       Tom Williams, President

                               SCHEDULE "A"
--------------------------------------------------------------------------------

                             PROMISSORY NOTE

--------------------------------------------------------------------------------



AMOUNT: $ 40,000 (U.S.)                                 DATE: September 22, 2003


     FOR VALUE RECEIVED, MONARCH MEDIA & ENTERTAINMENT GROUP INC. (the "Borrower") hereby promises to pay on or before September 22, 2003 (the "Maturity Date") to MAGS LTD. (the "Lender") the sum of FORTY THOUSAND DOLLARS AND 00/100th in lawful currency of the United States (US $40,000.00) (the "Principal Sum"), at such address as the Lender may direct in writing, together with interest on the unpaid Principal Sum, both before and after demand, default and judgment on all amounts from time to time outstanding in respect of the Principal Sum, at the rate per annum equal seven percent (7%), calculated and compounded monthly, not in advance.

     The Borrower hereby waives presentment for payment, demand, protest, notice of nonpayment, and any and all lack of diligence or delays in collection or enforcement hereof.

     The Lender shall have the right, at its option, at any time and from time to time, and in any event before September 22, 2003 or the date on which the unpaid Principal Sum and any accrued interest are paid in full by the Borrower, to convert, subject to the terms and provisions under this Note, all or any part of the unpaid Principal Sum into fully paid and non-assessable common shares of the Company (the "Shares") as constituted on the date hereof (subject to adjustment as herein set out) at the conversion rate of one Share for every five cents (US $0.05) of the unpaid Principal Sum so converted (the "Conversion Rate"), in each case upon presentation of this Note on any Business Day, accompanied by a written notice (the "Notice") in the form attached exercising the right to convert (completed to indicate the amount of the unpaid Principal Sum that is to be converted) to the Borrower at its offices at 200 - 604 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A5. For the purposes hereof, "Business Day" means any day except Saturday, Sunday or a statutory holiday in British Columbia.

     As promptly as practicable after presentation of this Note and the Notice by the Lender to the Borrower, the Borrower shall deliver or cause to be delivered to the Lender certificates representing the number of fully paid and non-assessable Shares into which this Note is to be converted in accordance with the provisions under this Note. Such conversion shall be deemed to have been made at the close of business on the date that such Note and Notice shall have been so presented for conversion, so that the rights and remedies of the Lender with respect to this Note to the extent that they relate to the amount of the unpaid Principal Sum being converted shall cease at such time, and upon such conversion of this Note, the Lender shall be treated for all purposes as having become the registered holder of such number of Shares at such time as results from the application of the Conversion Rate. In the event that the unpaid Principal Sum is not converted in its entirety, such amount of the unpaid Principal Sum not converted shall be evidenced by a new Note and delivered to the Lender as promptly as practicable.

     If the Borrower shall subdivide or change the Shares into a greater number of Shares or shall issue in exchange for such Shares a greater number of Shares, then from and after the effective date of such subdivision, change or exchange of Shares, the Conversion Rate shall be increased in proportion to the increase in the number of outstanding Shares resulting from such subdivision, change or exchange. If the Borrower shall reduce the number of Shares by combination or consolidation of Shares or shall issue in exchange for its outstanding Shares a smaller amount of Shares, then from and after the effective date of such combination, consolidation or exchange of Shares the Conversion Rate shall be decreased in proportion to the decrease in the number of the outstanding Shares resulting from such combination, consolidation or exchange of Shares.

     If the Borrower shall declare and pay a stock dividend upon the Shares (or a dividend payable at the option of the respective holders either in Shares or cash), from and after the payment date of such dividend, the Conversion Rate shall be increased in proportion to the increase in the number of outstanding Shares resulting from such dividend.

     No fractional Shares shall be issued upon any conversion of this Note. Accrued interest on this Note shall not be convertible into Shares. Any accrued interest shall be paid to the Lender in cash at the time of conversion.

     The Borrower shall allot and keep available for issue, as fully paid and non-assessable, such number of Shares to be issued upon conversion of this Note.

     This Note shall be interpreted in accordance with the laws of British Columbia.


MONARCH MEDIA & ENTERTAINMENT GROUP INC.



Per:
       -----------------------------------------
       Tom Williams, President

                               NOTICE OF CONVERSION



TO: MONARCH MEDIA & ENTERTAINMENT GROUP INC. (the "Company")

     The undersigned registered holder of the attached Note hereby irrevocably elects to convert (please circle one of the following)

     (a)   the whole of the principal sum of the Note; or

     (b)   $                   of the principal sum of the Note into common
            ------------------
           shares in the capital of the Company at a conversion rate of one common share for every five cents (US $0.05) of the principal sum, in accordance with the terms of the Note, and directs that the common shares issueable and deliverable upon conversion be issued and delivered to Mags Ltd. at such address as Mags Ltd. may direct in writing.

Mags Ltd.





Per:
       -----------------------------------------

                                                                     EXHIBIT C-2

--------------------------------------------------------------------------------
                        CONVERTIBLE LOAN AGREEMENT
--------------------------------------------------------------------------------

THIS LOAN AGREEMENT dated for reference the 2nd day of December 2000.
BETWEEN:

     LEPRECHAUN MANAGEMENT CORP., a company having its offices at 200 - 604 Columbia Street, New Westminster, B.C. V3M 1A5

     (the "Lender")
                                                               OF THE FIRST PART

AND:

     MONARCH MEDIA & ENTERTAINMENT GROUP INC., a company duly incorporated under the laws of the State of Nevada, and having its offices at 200 - 604 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A5

     (the "Borrower")
                                                              OF THE SECOND PART

WHEREAS:

A. The Borrower wishes to borrow and the Lender is willing to lend to the Borrower Twenty Seven Thousand dollars and 00/100ths in lawful currency of the United States (US $27,000.00) (the "Loan").

B. The Borrower agrees, as a condition of receiving the loan, that the Lender may, at any time after the advancement of the Loan and at its sole option, convert the unpaid balance of the Loan in whole or in part, into common shares of the Borrower at a conversion rate of one common share for every five cents (US $0.05) of the Loan.

THEREFORE, in consideration of the mutual covenants and agreements in this Agreement, the parties hereto agree:

                                  ARTICLE 1
                                  THE LOAN

Establishment of the Loan

5.1 The Lender agrees to loan to the Borrower and the Borrower agrees to borrow from the Lender, on the terms and conditions in this Agreement, the aggregate sum of twenty seven thousand dollars and 00/100ths in lawful currency of the United States (US $27,000).

5.2 The Lender shall advance the Loan to the Borrower upon execution of this Agreement or such later date as the parties may agree. The date upon which the Loan is advanced to the Borrower shall be referred to as the "Advancement Date".

5.3 The Lender shall advance the Loan in the form of $40,000 Canadian dollars. The Borrower direct that the Loan be advanced to its wholly owned subsidiary Intuitech Marketing Inc.

Interest

5.4 The Borrower shall pay interest to the Lender on demand, both before and after demand, default and judgment on all amounts from time to time outstanding in respect of the Loan, at the rate per annum equal seven percent (7%), calculated and compounded monthly, not in advance.

Repayment of the Loan

5.5 The Borrower shall repay the entire unpaid principal of the Loan and any accrued interest not yet paid to the Lender in full on or before September 22, 2003.

5.6 The Borrower shall pay to or to the order of the Lender, at the address set out above or at such other address as the Lender may direct in writing, the whole or part of the unpaid principal of the Loan and all accrued interest, in accordance with Article 1.5, in cash or certified check.

Prepayment of the Loan

5.7 Subject to the right of the Lender to convert the unpaid principal of the Loan, the Borrower may prepay the unpaid principal of the Loan in whole or in part at any time without penalty, but with the consent of the Lender in accordance with the terms set out in Article 1.8 and 1.9.

5.8 The Borrower shall give notice to the Lender in writing (the "Notice") of the Borrower's desire to prepay the Loan, in whole or in part, and shall stipulate in the Notice the proposed amount of prepayment (the "Prepayment Sum").

5.9 Upon the Lender receiving the Notice from the Borrower of its desire to prepay the Loan in whole or in part the Lender may, at its sole option, elect to convert the whole or part of the Prepayment Sum into common shares of the Borrower in accordance with the terms under Article 3 and the Note (as defined in Article 2.1).

                                    ARTICLE 2
                           EVIDENCE OF INDEBTEDNESS

Promissory Note

5.1 The indebtedness of the Borrower in respect of the Loan shall be evidenced by a convertible promissory note in the form attached as Schedule "A" (the "Note"), to be executed by the Borrower and delivered to the Lender on the Advancement Date.

                                   ARTICLE 3
                                  CONVERSION

Conversion

5.1 The Borrower agrees, as a condition of receiving the Loan, that the Lender may, at any time after the Advancement Date and at its sole option, convert all or part of the unpaid balance of the Loan into common shares of the Borrower (the "Shares"), up to 540,000 Shares based at a conversion rate of one Share for every five cents ($ US 0.05) of the unpaid balance of the Loan and in accordance with the terms of the Note.

5.2 The principal amount of the Loan shall be reduced to the extent that it has been converted by the Lender into Shares in accordance with the terms of the Note.


--------------------------------------------------------------------------------
Loan Agreement between Leprechaun Management Corp.
And Monarch Media and Entertainment Group Inc.

                                  ARTICLE 4
                              EVENTS OF DEFAULT

Events of Default

5.1 Each and every of the events set forth in this Article shall be an event of default ("Event of Default") under this Agreement:

      (a) if the Borrower defaults in any payment when it is due under this Agreement;

      (b) if the Borrower fails to provide the Lender with proper books of accounts pursuant to this Agreement;

      (c) if the Borrower defaults in observing or performing any other covenant or condition of this Agreement to be observed or performed on its part;

      (d) if a representation or warranty made to the Lender by the Borrower in this Agreement or by or on behalf of the Borrower in any document or certificate furnished to the Lender herewith or pursuant hereto is incorrect or untrue in any respect materially adverse to the Lender;

      (e) if the Borrower becomes insolvent or makes a general assignment for the benefit of its creditors, or if an order is made or an effective resolution is passed for the winding-up, merger or amalgamation of the Borrower or if the Borrower declares bankruptcy or if a trustee, custodian or receiver is appointed for the Borrower under the any applicable statutes or acts relating to bankruptcy, or if a compromise or arrangement is proposed by the Borrower to its creditors or any class of its creditors, or if a receiver or other officer with like powers is appointed for the Borrower;

      (f) if the Borrower ceases or threatens to cease to carry on its business.

Notice

5.2 After the occurrence of any Event of Default and at any time thereafter the Lender, in its absolute discretion, by written notice to the Borrower, may declare this Agreement to be in default. At any time thereafter the Lender, in its absolute discretion, may declare the principal balance of the Loan and accrued interest thereon, costs and any other money owing to the Lender under this Agreement to be immediately due and payable and such monies shall forthwith become due and payable without presentment, demand, protest, or other notice of any kind to the Borrower, all of which are hereby expressly waived.

Waiver

5.3 The Lender, in its absolute discretion, at any time and from time to time may waive any breach by the Borrower of any of the covenants herein, by written notice, provided however that no course of dealing between the Borrower and the Lender nor any delay in exercising any rights hereunder shall operate as a waiver of any rights of the Lender.

--------------------------------------------------------------------------------
Loan Agreement between Leprechaun Management Corp.
And Monarch Media and Entertainment Group Inc.

                                    ARTICLE 5
                                 GENERAL MATTERS

Further Assurances

5.1 The Lender and the Borrower shall do, execute and deliver, or cause to be done, executed and delivered all such further acts, documents and things as may reasonably be required for the purpose of giving effect to this Agreement.

Severability

5.2 If any provision of this Agreement is or shall become illegal, unenforceable or invalid for any reason whatsoever, such illegal, unenforceable or invalid provisions shall be severable from the remainder of this Agreement and shall not affect the legality, enforceability or validity of the remaining provisions of this Agreement.

Notice

5.3 Any notice given to the Borrower or to the Lender in connection with this Agreement shall be in writing and may be given by delivering such notice:

      (a)   if to the Lender:

            200 - 604 Columbia Street New Westminster, British Columbia, V3M 1A5

      (b)   if to the Borrower:

            200 - 604 Columbia Street New Westminster, British Columbia, V3M 1A5

      or at such other addresses as the parties may direct by giving notice in writing to the other party. Any notice, demand or other document required or permitted to be given under the provisions of this Agreement shall be in writing and may be given by delivering same or mailing same by registered mail or sending same by telegram, telex, telecopier, telecommunication device or other similar form of communication addressed as set forth herein. Any notice, demand or document shall, if delivered or sent by telecopier, be deemed to have been received at the time of delivery or transmission; if mailed by registered mail and properly addressed, be deemed to have been given or made on the third day following the day on which it was so mailed, provided that if at the time of mailing or between the time of mailing and the actual receipt of the notice, a mail strike, slowdown or other labour dispute which may affect the delivery of such notice by Canada Post occurs, then such notice shall be only effective if actually delivered; and if sent by telegraph, telex, telecommunication device or other similar form of communication, be deemed to have been given or made on the day following the day on which it was sent. Any party may give written notice of a change of address in the same manner, in which event such notice shall thereafter be given to it as above provided at such changed address.

Governing Law
5.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

--------------------------------------------------------------------------------
Loan Agreement between Leprechaun Management Corp.
And Monarch Media and Entertainment Group Inc.

Time of Essence

5.5   Time shall be of the essence in the performance of this Agreement.
      Headings

5.6 The headings of this Agreement form no part of this Agreement and shall be deemed to have been inserted for convenience of reference only.

Parties in Interest

5.7 This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

Waiver or Modifications

5.8 No failure or delay on the part of the Lender in exercising any power or right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of such right or power preclude any other right or power hereunder. No amendment, modification or waiver of any condition of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be in writing signed by the Lender. No notice to or demand on the Borrower shall in any case entitle the Borrower to any other or further notice or demand in similar or other circumstances unless specifically provided for in this Agreement.

Assignment

5.9 The Borrower shall not assign this Agreement or any of its interest herein or any part hereof except with the prior written consent of the Lender. The Lender may, in the ordinary course of its business and in accordance with applicable law, at any time assign to any other person all or any part of its interest hereunder or in the Note.

Schedule

5.10 The Note and the notice of conversion (together, "Schedule 'A'") attached to this Agreement are incorporated by reference as fully as though contained in the body of this Agreement. Wherever any term or conditions, expressed or implied, in Schedule "A" conflicts or is at variance with any term or conditions of this Agreement, the terms or conditions of this Agreement shall prevail.

Entire Agreement

5.11 This Agreement constitutes the entire agreement between the Borrower and the Lender and supersedes all prior contracts, agreements and understandings between the parties in regards to the Loan. There are no representations, warranties, collateral agreements or conditions affecting this transaction other than as are expressed or referred to herein in writing.

Amendments

5.12 This Agreement may be amended in writing with the mutual consent of both parties.

--------------------------------------------------------------------------------
Loan Agreement between Leprechaun Management Corp.
And Monarch Media and Entertainment Group Inc.

IN WITNESS WHEREOF the parties have affixed their signatures and seals as at the date first written


Leprechaun Management Corp.



Per:
       ---------------------------------------
       Roy McCombe, Director





MONARCH MEDIA & ENTERTAINMENT GROUP INC.



Per:
       ---------------------------------------
       Tom Williams, President



--------------------------------------------------------------------------------
Loan Agreement between Leprechaun Management Corp.
And Monarch Media and Entertainment Group Inc.

                                 SCHEDULE "A"
--------------------------------------------------------------------------------

                               PROMISSORY NOTE
--------------------------------------------------------------------------------


AMOUNT: $ 27,000 (U.S.)                                 DATE: September 22, 2003

     FOR VALUE RECEIVED, MONARCH MEDIA & ENTERTAINMENT GROUP INC. (the "Borrower") hereby promises to pay on or before September 22, 2003 (the "Maturity Date") to LEPRECHAUN MANAGEMENT CORP. (the "Lender") the sum of TWENTY SEVEN THOUSAND DOLLARS AND 00/100th in lawful currency of the United States (US $27,000.00) (the "Principal Sum"), at such address as the Lender may direct in writing, together with interest on the unpaid Principal Sum, both before and after demand, default and judgment on all amounts from time to time outstanding in respect of the Principal Sum, at the rate per annum equal seven percent (7%), calculated and compounded monthly, not in advance.

     The Borrower hereby waives presentment for payment, demand, protest, notice of nonpayment, and any and all lack of diligence or delays in collection or enforcement hereof.

     The Lender shall have the right, at its option, at any time and from time to time, and in any event before September 22, 2003 or the date on which the unpaid Principal Sum and any accrued interest are paid in full by the Borrower, to convert, subject to the terms and provisions under this Note, all or any part of the unpaid Principal Sum into fully paid and non-assessable common shares of the Company (the "Shares") as constituted on the date hereof (subject to adjustment as herein set out) at the conversion rate of one Share for every five cents (US $0.05) of the unpaid Principal Sum so converted (the "Conversion Rate"), in each case upon presentation of this Note on any Business Day, accompanied by a written notice (the "Notice") in the form attached exercising the right to convert (completed to indicate the amount of the unpaid Principal Sum that is to be converted) to the Borrower at its offices at 200 - 604 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A5. For the purposes hereof, "Business Day" means any day except Saturday, Sunday or a statutory holiday in British Columbia.

     As promptly as practicable after presentation of this Note and the Notice by the Lender to the Borrower, the Borrower shall deliver or cause to be delivered to the Lender certificates representing the number of fully paid and non-assessable Shares into which this Note is to be converted in accordance with the provisions under this Note. Such conversion shall be deemed to have been made at the close of business on the date that such Note and Notice shall have been so presented for conversion, so that the rights and remedies of the Lender with respect to this Note to the extent that they relate to the amount of the unpaid Principal Sum being converted shall cease at such time, and upon such conversion of this Note, the Lender shall be treated for all purposes as having become the registered holder of such number of Shares at such time as results from the application of the Conversion Rate. In the event that the unpaid Principal Sum is not converted in its entirety, such amount of the unpaid
--------------------------------------------------------------------------------
Loan Agreement between Leprechaun Management Corp.
And Monarch Media and Entertainment Group Inc.

Principal Sum not converted shall be evidenced by a new Note and delivered to the Lender as promptly as practicable.

     If the Borrower shall subdivide or change the Shares into a greater number of Shares or shall issue in exchange for such Shares a greater number of Shares, then from and after the effective date of such subdivision, change or exchange of Shares, the Conversion Rate shall be increased in proportion to the increase in the number of outstanding Shares resulting from such subdivision, change or exchange. If the Borrower shall reduce the number of Shares by combination or consolidation of Shares or shall issue in exchange for its outstanding Shares a smaller amount of Shares, then from and after the effective date of such combination, consolidation or exchange of Shares the Conversion Rate shall be decreased in proportion to the decrease in the number of the outstanding Shares resulting from such combination, consolidation or exchange of Shares.

     If the Borrower shall declare and pay a stock dividend upon the Shares (or a dividend payable at the option of the respective holders either in Shares or cash), from and after the payment date of such dividend, the Conversion Rate shall be increased in proportion to the increase in the number of outstanding Shares resulting from such dividend.

     No fractional Shares shall be issued upon any conversion of this Note. Accrued interest on this Note shall not be convertible into Shares. Any accrued interest shall be paid to the Lender in cash at the time of conversion.

     The Borrower shall allot and keep available for issue, as fully paid and non-assessable, such number of Shares to be issued upon conversion of this Note.

     This Note shall be interpreted in accordance with the laws of British Columbia.


MONARCH MEDIA & ENTERTAINMENT GROUP INC.



Per:
       ---------------------------------------
       Tom Williams, President

--------------------------------------------------------------------------------
Loan Agreement between Leprechaun Management Corp.
And Monarch Media and Entertainment Group Inc.

                                NOTICE OF CONVERSION


TO: MONARCH MEDIA & ENTERTAINMENT GROUP INC. (the "Company")

     The undersigned registered holder of the attached Note hereby irrevocably elects to convert (please circle one of the following)

     (a)   the whole of the principal sum of the Note; or

     (b)   $                    of the principal sum of the Note
            -------------------
           into common shares in the capital of the Company at a conversion rate of one common share for every five cents (US $0.05) of the principal sum, in accordance with the terms of the Note, and directs that the common shares issueable and deliverable upon conversion be issued and delivered to Leprechaun Management Corp. at such address as Leprechaun Management Corp. may direct in writing.



Leprechaun Management Corp.




Per:
       ---------------------------------------


--------------------------------------------------------------------------------
Loan Agreement between Leprechaun Management Corp.
And Monarch Media and Entertainment Group Inc.

                                                                     EXHIBIT D-1

                                   LEASE AGREEMENT

THIS INDENTURE made this 1st day of November 2000

BETWEEN:

     LEPRECHAUN MANAGEMENT CORP.
     200 - 604 Columbia Street New Westminster, B.C. V5M 1A5

     (hereinafter called the "Lessor")
                                                               OF THE FIRST PART

AND:

     INTUITECH MARKETING INC.
     200 - 604 Columbia Street, New Westminster, B.C., V5M 1A5

     (hereinafter called the "Lessee")
                                                              OF THE SECOND PART

A. Whereas the Lessor has been assigned an interest in a sub lease agreement from Eagle Quest Family Golf Centre who holds a lease of premises from Argus Estates Ltd. and others (the "Landlord") pursuant to a lease agreement dated September 28, 1998 (the "Lease") in regards to approximately 3,100 square feet of office space situated on the second floor 604 Columbia Street, New Westminster, B.C. (the "Premises"). The Lease acknowledges receipt of a copy of the Lease;

B. And whereas the Lessor and the Lessee wish to rent a portion of the Premises for the balance of the term of the Lease less one day specifically September 30, 2001;

The Lessor and Lessee agree as follows:

1. The Lessor hereby subleases a portion of the Premises to the Lessee to have and to hold for the balance of the term of the Lease less one-day commencing on November 1, 2000. Lessee shall have a single office for its exclusive use and access to the common areas and kitchen facilities. The Lessee may not assign or sublease its interest in the Premises.

2. The Lessee shall pay rent of One Thousand dollars ($1,000.00) per month plus GST, in advance on the first day of each and every month during the term of this sublease.

3. The Lessee agrees to pay to the Lessor a 25% share of all sums, which the Lessor is required to pay to the Landlord under the Lease as additional rent pursuant to the provisions of the Lease or is required to pay to the Landlord by reason of the Lessor's occupancy of the Premises. The Lessor's monthly cost of electricity is estimated to be $75 per month. Lessee agrees to pay the required taxes such as GST and if necessary PST on all additional rent amounts.

4. The Lessee agrees to observe and perform all the Lessor's covenants in the Lease apart from the payment of rent and additional rent to the Landlord.

5. The Lessee shall pay all business taxes in respect of the business carried on by the Lessee in and upon or by reason of its occupancy of the Premises.

6. The Lessee shall be responsible for its own insurance including public liability and property insurance. Upon request of the Lessor the Lessee shall take out and keep in force during the term of the sublease such insurance in respect of the Premises as to comply with the obligations of the Lessor under the Lease and shall be subject, as regards both the

     Landlord and the Lessor, to the same obligations and same limitations of liability with respect to damage, loss or injury as are set out in the Lease.

7.   The Lessor covenants with the Subtenant:

     a)   for quiet enjoyment of the Premises;
     b)   to pay all rent and maintain the Lease in good standing;
     c) to enforce for the benefit of the Lessee of the Premises the obligations of the Landlord under the Lease with the intent that the benefit of such covenants extend to the Premises to be enjoyed by the Lessee; the Lessee, however, agrees to pay the Lessor costs, including but not limited to legal costs, reasonably incurred by the Lessor in relation to such enforcement.

8. The rights and obligations of the Lessee with respect to the installation, alteration or removal of fixtures and improvements and signs shall be governed by the applicable provisions of the Lease.

9. The provisions of the Lease regarding the Landlord's remedies against the Lessor and the Premises in connection with the Lessor's default under the Lease are hereby incorporated in this sublease for the benefit of the Lessor against the Lessee and the Premises in connection with the Lessee's default under this sublease.

Executed in duplicate under seal on November 1, 2000.


IN WITNESS WHEREOF the parties hereto have set their hand and seal on the day and year first written.


THE CORPORATE SEAL OF THE LESSOR
Leprechaun Management Corp.
affixed hereto in the presence of:




-------------------------------------------
Authorized Signatory



THE CORPORATE SEAL OF THE LESSEE
Intuitech Marketing Inc.
affixed hereto in the presence of:




Per:
       ------------------------------------
       Tom Williams, President

                                                                     EXHIBIT D-2
                                 LEASE AGREEMENT


THIS INDENTURE made this 1st day of November 2000

BETWEEN:

     LEPRECHAUN MANAGEMENT CORP.
     200 - 604 Columbia Street New Westminster, B.C. V5M 1A5

     (hereinafter called the "Lessor")
                                                               OF THE FIRST PART

AND:

     MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
     200 - 604 Columbia Street, New Westminster, B.C., V5M 1A5

     (hereinafter called the "Lessee")
                                                              OF THE SECOND PART

A. Whereas the Lessor has been assigned an interest in a sub lease agreement from Eagle Quest Family Golf Centre who holds a lease of premises from Argus Estates Ltd. and others (the "Landlord") pursuant to a lease agreement dated September 28, 1998 (the "Lease") in regards to approximately 3,100 square feet of office space situated on the second floor 604 Columbia Street, New Westminster, B.C. (the "Premises"). The Lease acknowledges receipt of a copy of the Lease;

B. And whereas the Lessor and the Lessee wish to rent a portion of the Premises for the balance of the term of the Lease less one day specifically September 30, 2001;

The Lessor and Lessee agree as follows:

1. The Lessor hereby subleases a portion of the Premises to the Lessee to have and to hold for the balance of the term of the Lease less one-day commencing on November 1, 2000. Lessee shall have a single office for its exclusive use and access to the common areas and kitchen facilities. The Lessee may not assign or sublease its interest in the Premises.

2. The Lessee shall pay rent of One Thousand dollars ($1,000.00) per month plus GST, in advance on the first day of each and every month during the term of this sublease.

3. The Lessee agrees to pay to the Lessor a 25% share of all sums, which the Lessor is required to pay to the Landlord under the Lease as additional rent pursuant to the provisions of the Lease or is required to pay to the Landlord by reason of the Lessor's occupancy of the Premises. The Lessor's monthly cost of electricity is estimated to be $75 per month. Lessee agrees to pay the required taxes such as GST and if necessary PST on all additional rent amounts.

4. The Lessee agrees to observe and perform all the Lessor's covenants in the Lease apart from the payment of rent and additional rent to the Landlord.

5. The Lessee shall pay all business taxes in respect of the business carried on by the Lessee in and upon or by reason of its occupancy of the Premises.

6. The Lessee shall be responsible for its own insurance including public liability and property insurance. Upon request of the Lessor the Lessee shall take out and keep in force during the term of the sublease such insurance in respect of the Premises as to comply with the obligations of the Lessor under the Lease and shall be subject, as regards both the Landlord and the Lessor, to the same obligations and same limitations of liability with respect to damage, loss or injury as are set out in the Lease.

7.   The Lessor covenants with the Subtenant:

     a)   for quiet enjoyment of the Premises;
     b)   to pay all rent and maintain the Lease in good standing;
     c) to enforce for the benefit of the Lessee of the Premises the obligations of the Landlord under the Lease with the intent that the benefit of such covenants extend to the Premises to be enjoyed by the Lessee; the Lessee, however, agrees to pay the Lessor costs, including but not limited to legal costs, reasonably incurred by the Lessor in relation to such enforcement.

8. The rights and obligations of the Lessee with respect to the installation, alteration or removal of fixtures and improvements and signs shall be governed by the applicable provisions of the Lease.

9. The provisions of the Lease regarding the Landlord's remedies against the Lessor and the Premises in connection with the Lessor's default under the Lease are hereby incorporated in this sublease for the benefit of the Lessor against the Lessee and the Premises in connection with the Lessee's default under this sublease.

Executed in duplicate under seal on November 1, 2000.


IN WITNESS WHEREOF the parties hereto have set their hand and seal on the day and year first written.


THE CORPORATE SEAL OF THE LESSOR
Leprechaun Management Corp.
affixed hereto in the presence of:




-------------------------------------------
Authorized Signatory



THE CORPORATE SEAL OF THE LESSEE
Monarch Media and Entertainment Group, Inc.
affixed hereto in the presence of:




Per:
       ------------------------------------
       Tom Williams, President

                                                                       EXHIBIT E

THIS AGREEMENT made of the 1st day of June 2000.

BETWEEN:

     INTUITECH MARKETING INC., a body corporate, having its head office at Suite 800 - 555 West Hastings Street, Vancouver, B.C. V6B 4N5

     (hereinafter called the "Company")

                                                               OF THE FIRST PART

AND:

     TOM WILLIAMS, of 18552-64B Ave., Cloverdale, B.C. V3S 8S9

     (hereinafter called the "Consultant")
                                                              OF THE SECOND PART

WHEREAS;

A. The Company is engaged in creating and marketing software products to the magazine publishing industry;

B. The Consultant is a marketing and sales consultant with extensive experience marketing and sales of a variety of products and services; and

C. The Company desires to retain the Consultant to perform such sales and administrative services for the Company and the Consultant has agreed to do so for the consideration and upon the terms and conditions set forth.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants and agreements herein contained, it is hereby agreed by and between the parties hereto as follows:

1) The Company hereby engages the Consultant to perform the following services, in connection with the conduct of its business, and the Consultant hereby accepts such engagement upon and subject to the terms and conditions herein set forth.

2) Pursuant to the terms of this Agreement, the Consultant agrees to provide the following services:

     a) To develop a marketing strategy for the Company's products, to develop marketing materials, to attend 1 or 2 trade show per year and conduct marketing presentations of the Company's products from time to time;

     b) To contact prospective clients in regards to the Company's product, to generate and follow up sales leads, to close the sale and follow up with the client to ensure that delivery of the product is to the satisfaction of the client in accordance with the sales agreement.
          The Consultant shall be responsible for developing marketing strategies, marketing and sales brochures, web site and other materials as required;

     c) To act in the best interest of the Company in regards to his work standards and professional conduct; and

     d)   To perform such other tasks as may be assigned by the Company.

3) The Company hereby agrees to pay the Consultant the sum of $4,000 per month commencing June 1, 2000. Commencing July 1 2000 the Company agrees to pay the Consultant $4,500 per month, and commencing September 1 2000 the Company agrees to pay the Consultant $5,000 per month and then continuing from month to month until this Agreement is terminated as provided for herein. At any time prior to September 1, 2000 the Company agrees to increase the amount being paid to the Consultant to $5,000 per month in the event the Company receives the first signed contract, including down payment, with a magazine publisher(s) to deliver a CD Rom based magazine archive product using the P2D service. The Consultant shall be entitled to receive 3 weeks vacation per year as earned on a basis of 6% of the consulting fees paid pursuant to this agreement. The Company agrees to pay the Consultant's expenses, provided that these expenses have been approved by the Company prior to being incurred.

4) The Consultant acknowledges the following are the Company's sales targets for the Company's P2D service. The Consultant agrees that these sales target, are reasonable and achievable:

     a) Contract with a magazine publisher(s) to deliver two CD Rom based magazine archive products using the P2D service, signed, and deposit paid by September 30, 2000; and

     b) Contract with a magazine publisher(s) to deliver two additional CD Rom based magazine archive products using the P2D service, signed, and deposit paid within 7 months of the date of this agreement; and

     c) Contract with a magazine publisher(s) to deliver six additional CD Rom based magazine archive products using the P2D service, signed, and deposit paid within 10 months of the date of this agreement.

5) At such time after the Company has entered into contracts to deliver six CD Rom based magazine archive products using the P2D service, provided these initial 6 agreements have completed and/or have not been terminated or frustrated, the Company agrees that for each additional contract with a magazine publisher(s) to deliver a CD Rom based magazine archive product using the P2D service received within 12 months of the date of this agreement, the Company shall pay the Consultant a bonus at the following stages of each contract:

     a) On receipt of signed agreement with down payment the Company shall pay $1,000;

     b) On receipt of three quarters of the contract amount from the client the Company shall pay an additional $1,000; and

     c) On receipt of full and final payment of the contract amount from the client the Company shall pay an additional $1,000.

6) Consultant shall be an independent contractor and not an employee of the Company. Neither the Consultant nor any of its employees or agents shall be entitled to workers' compensation, retirement, insurance, or any other benefit provided to employees of the Company. Consultant shall be responsible for the payment of all personal wages, taxes, fees and other assessments arising under this Agreement. The Consultant agrees to indemnify and save harmless the Company for any cost, damages, penalties or payments due, caused by or which result from any claim by Revenue Canada against the Company for lack of payment, by the Company or the Employment, of payroll taxes or other costs which were owed or in the future become due that result from the consulting fees paid to the Consultant under the terms of this agreement.

7) During the term of this contract hereunder, the Consultant shall devote sufficient time, attention and expertise to the affairs of the Company, which shall be an average of 40 hours per week or such additional time as may be necessary for the proper exercise of his duties hereunder. The

     Consultant acknowledges and agrees that all designs, technical specifications, conceptual designs, intellectual, moral and property rights and product or marketing concepts developed by the Consultant shall be the sole and exclusive property of the Company.

8)   For the purpose of this agreement the term Property Rights shall mean:

     a) all property or intellectual property rights (including patent, copyrights, trademark and industrial design rights) currently held, owned by the Company, or developed by the Company in the future; and

     b) to the extent (if any) not included within, and without limiting the generality of paragraph (a), all technical or confidential information, software, know-how, drawings, trade secrets, documentation, manuals, source, source codes, technical specifications, programming code, specifications, designs, processes, formulae, plan, models, techniques, data and design calculations held or owed by the Company or developed by the Company in the future.

9) The Consultant acknowledges and agrees that all software, concepts, designs, technical specifications, programming code and any Property Rights developed by the Consultant during the term of this Agreement, shall be the sole and exclusive property of the Company. The Consultant hereby waives, releases and forever discharges any moral or other rights that he may now have, or acquire in the future, with respect to any Property Rights developed by the Consultant while employed by the Company.

10) While employed with the Company, the Consultant will not engage his services, either for himself or for others in the marketing or creation of CD Rom products, computer games or Internet web based products or other software products.

11) The Consultant acknowledges that the Company is the owner of certain confidential and proprietary information, which may include inventions, processes, methods, formulas, specifications, manufacturing techniques, testing processes and procedures, documentation, software, including algorithms and internal workings of programs, creative works, know-how, marketing strategies, new material research, pending projects and proposals, research and development, technological data, customer lists, vendor lists, pricing and credit techniques, research and development activities, and documentation, and any and all other proprietary information which may give them an opportunity to acquire an advantage over their competitors (the "Confidential Information").

12) As further consideration of the Company entering into this agreement, the Consultant agrees he shall keep the Property Rights and Confidential Information of the Company confidential and not disclose it to any person outside the Company unless specifically instructed to do so. In the event this agreement is terminated as provided below, he shall not make use of the Property Rights and Confidential Information for himself or disclose it to a future employer.

13) The Company shall have the right to terminate this agreement at any time prior to September 30, 2000. After September 30, 2000 the Company shall have the right to terminate this agreement by giving the Consultant two weeks notice in writing or by paying to the Consultant the amount of his current given salary in lieu of notice PROVIDED THAT the engagement of the Consultant hereunder may be terminated without notice and without payment in lieu of notice if the Consultant is in breach of a term or condition of this Agreement.

14) The Consultant may, at his option, terminate the term of his engagement hereunder by giving the Company two weeks days notice in writing of his intention to do so.

15) Upon the termination of his engagement hereunder, the Consultant shall immediately deliver to the Company all correspondence, documents, software, proprietary source code, designs, graphics, and papers belonging to the Company which may be in his possession or under his control. In addition, any copies of the above material which are not delivered to the Company, whether inadvertent or not, must be destroyed.

16) The representations, warranties, agreements and commitments of the Consultant contained in this Agreement are provided for the exclusive benefit of the Company and a breach of any one or more thereof by the Consultant may be waived by the Company in whole or in part at any time without prejudice to it in respect of any other breach of the same or any other representation or warranty and the representations, warranties, agreements and commitments contained in this Agreement shall survive the execution thereof.

17) Any notice required or permitted to be given hereunder shall be deemed to have been given if delivered by hand or mailed by prepaid registered mail to the party to which it is directed at the address set out above or to such other address as the respective parties may notify the other, in writing. Any such notice shall be deemed to have been given, if delivered when delivered, and if mailed, five business days following the mailing thereof at any post office in Canada PROVIDED THAT should there be, at the time of mailing or between the time of mailing and actual receipt of a notice, a mail strike, slow down or other labour dispute which affect the delivery of such notice by the mail, then such notice shall only be effective if and when actually delivered.

18) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

19) Time shall be of the essence in the performance of each obligation under this Agreement.

20) This Agreement may be signed in any number of counterparts and all counterparts will be taken to comprise a single agreement.

21) This Agreement may not be amended except by written document signed by both Parties to this Agreement.

22) This Agreement constitutes the entire agreement between the Parties, and supersedes every previous agreement, communication, negotiation or understanding between the Parties with respect to the subject matter of this Agreement.

IN WITNESS WHEREOF this Agreement has been executed under seal with the intent that it takes effect as a deed, as of the day and year first above written.

INTUITECH MARKETING INC.


Per:
       ------------------------------------
       James Dungate, Director

SIGNED SEALED AND DELIVERED by      )
TOM WILLIAMS in the presence of     )
                                    )
                                    )
                                          --------------------------------------
                                    )     TOM WILLIAMS
------------------------------------
witness                             )
                                    )
                                    )
------------------------------------
print name

                                                                       EXHIBIT F

--------------------------------------------------------------------------------
                              LOAN AGREEMENT
--------------------------------------------------------------------------------

THIS LOAN AGREEMENT dated for reference the 1st day of October 2000.

BETWEEN:

     MONARCH MEDIA & ENTERTAINMENT GROUP INC., a company duly incorporated under the laws of the State of Nevada, and having its offices at 200 - 604 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A5

     (the "Lender")

                                                               OF THE FIRST PART

AND:

     DOMINION GAME MARKETING LTD., a company duly incorporated under the laws of the Province of British Columbia, and having its offices at 18552 64 B Avenue, Cloverdale B.C. V3S 8S9

     (the "Borrower")

                                                              OF THE SECOND PART

WHEREAS:

A. The Borrower has borrowed $50,000 on October 4 1999 pursuant to a Promissory Note, which was due on March 30, 2000 and by agreement of March 29, 2000 extended to July 30, 2000.

B. The Borrow wishes to extend the due date on this loan and has agreed to pay the interest owing on the loan to date.

C. The Lender has agreed to extend the due date on the loan in accordance with the terms set out in this agreement.

THEREFORE, in consideration of the mutual covenants and agreements in this Agreement, the parties hereto agree:

                                  ARTICLE 1
                                  THE LOAN

Establishment of the Loan

1.1 The Borrower acknowledges and confirms that the Lender has advanced a loan in the amount of FIFTY THOUSAND DOLLARS and 00/100ths in lawful currency of the United States (US $50,000) (the "Loan") on October 4, 1999. This Loan is due July 30, 2000.

1.2 The Lender agrees to extend the due date of the Loan from July 30, 2000 to June 30, 2001, pursuant to the terms and conditions set out below. The date upon which the Loan is advanced to the Borrower shall be referred to as the "Advancement Date" and shall be deemed to be October 1, 2000. The Borrow agrees to pay all back interest and penalties on the Loan in the amount of $332.19. The Lender directs that the interest payment be paid to the Lenders wholly owned subsidiary Intuitech Marketing Inc.

Interest

1.3 The Borrower shall pay interest to the Lender on demand, both before and after demand, default and judgment on all amounts from time to time outstanding in respect of the Loan as of the Advancement Date, at the rate per annum equal seven percent (7%), calculated and compounded monthly, not in advance.

Repayment of the Loan

1.4 The Borrower shall repay the entire unpaid principal of the Loan and any accrued interest not yet paid to the Lender in full on or before June 30, 2001.

1.5 The Borrower shall pay to or to the order of the Lender, at the address set out above or at such other address as the Lender may direct in writing, the whole or part of the unpaid principal of the Loan and all accrued interest, in accordance with Article 1.4, in cash or certified check.

Prepayment of the Loan

1.6 The Borrower may prepay the unpaid principal of the Loan in whole or in part at any time without penalty.

1.7 The Borrower shall give notice to the Lender in writing (the "Notice") of the Borrower's desire to prepay the Loan, in whole or in part, and shall stipulate in the Notice the proposed amount of prepayment (the "Prepayment Sum").

                                     ARTICLE 2
                            EVIDENCE OF INDEBTEDNESS

Promissory Note

2.1 The indebtedness of the Borrower in respect of the Loan shall be evidenced by a convertible promissory note in the form attached as Schedule "A" (the "Note"), to be executed by the Borrower and delivered to the Lender on the Advancement Date.


                                     ARTICLE 3
                                EVENTS OF DEFAULT

Events of Default

3.1 Each and every of the events set forth in this Article shall be an event of default ("Event of Default") under this Agreement:

      (a) if the Borrower defaults in any payment when it is due under this Agreement;

      (b) if the Borrower fails to provide the Lender with proper books of accounts pursuant to this Agreement;

      (c) if the Borrower defaults in observing or performing any other covenant or condition of this Agreement to be observed or performed on its part;

      (d) if a representation or warranty made to the Lender by the Borrower in this Agreement or by or on behalf of the Borrower in any document or certificate furnished to the Lender herewith or pursuant hereto is incorrect or untrue in any respect materially adverse to the Lender;

      (e) if the Borrower becomes insolvent or makes a general assignment for the benefit of its creditors, or if an order is made or an effective resolution is passed for the winding-up, merger or amalgamation of the Borrower or if the Borrower declares bankruptcy or if a trustee, custodian or receiver is appointed for the Borrower under the any applicable statutes or acts relating to bankruptcy, or if a compromise or arrangement is proposed by the Borrower to its creditors or any class of its creditors, or if a receiver or other officer with like powers is appointed for the Borrower;

      (f) if the Borrower ceases or threatens to cease to carry on its business.

Notice

3.2 After the occurrence of any Event of Default and at any time thereafter the Lender, in its absolute discretion, by written notice to the Borrower, may declare this Agreement to be in default. At any time thereafter the Lender, in its absolute discretion, may declare the principal balance of the Loan and accrued interest thereon, costs and any other money owing to the Lender under this Agreement to be immediately due and payable and such monies shall forthwith become due and payable without presentment, demand, protest, or other notice of any kind to the Borrower, all of which are hereby expressly waived.

Waiver

3.3 The Lender, in its absolute discretion, at any time and from time to time may waive any breach by the Borrower of any of the covenants herein, by written notice, provided however that no course of dealing between the Borrower and the Lender nor any delay in exercising any rights hereunder shall operate as a waiver of any rights of the Lender.

                                       ARTICLE 4
                                    GENERAL MATTERS

Further Assurances

4.1 The Lender and the Borrower shall do, execute and deliver, or cause to be done, executed and delivered all such further acts, documents and things as may reasonably be required for the purpose of giving effect to this Agreement.

Severability

4.2 If any provision of this Agreement is or shall become illegal, unenforceable or invalid for any reason whatsoever, such illegal, unenforceable or invalid provisions shall be severable from the remainder of this Agreement and shall not affect the legality, enforceability or validity of the remaining provisions of this Agreement.

Notice

4.3 Any notice given to the Borrower or to the Lender in connection with this Agreement shall be in writing and may be given by delivering such notice:

      (a)   if to the Lender:

            200 - 604 Columbia Street New Westminster, British Columbia, V3M 1A5

      (b)   if to the Borrower:

            18552 64 B Avenue, Cloverdale B.C. V3S 8S9

      or at such other addresses as the parties may direct by giving notice in writing to the other party. Any notice, demand or other document required or permitted to be given under the provisions of this Agreement shall be in writing and may be given by delivering same or mailing same by registered mail or sending same by telegram, telex, telecopier, telecommunication device or other similar form of communication addressed as set forth herein. Any notice, demand or document shall, if delivered or sent by telecopier, be deemed to have been received at the time of delivery or transmission; if mailed by registered mail and properly addressed, be deemed to have been given or made on the third day following the day on which it was so mailed, provided that if at the time of mailing or between the time of mailing and the actual receipt of the notice, a mail strike, slowdown or other labour dispute which may affect the delivery of such notice by Canada Post occurs, then such notice shall be only effective if actually delivered; and if sent by telegraph, telex, telecommunication device or other similar form of communication, be deemed to have been given or made on the day following the day on which it was sent. Any party may give written notice of a change of address in the same manner, in which event such notice shall thereafter be given to it as above provided at such changed address.

Governing Law

4.5 This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Time of Essence

4.6   Time shall be of the essence in the performance of this Agreement.

Headings

4.7 The headings of this Agreement form no part of this Agreement and shall be deemed to have been inserted for convenience of reference only.

Parties in Interest

4.8 This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

Waiver or Modifications

4.9 No failure or delay on the part of the Lender in exercising any power or right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of such right or power preclude any other right or power hereunder. No amendment, modification or waiver of any condition of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be in writing signed by the Lender. No notice to or demand on the Borrower shall in any case entitle the Borrower to any other or further notice or demand in similar or other circumstances unless specifically provided for in this Agreement.

Assignment

4.10 The Borrower shall not assign this Agreement or any of its interest herein or any part hereof except with the prior written consent of the Lender. The Lender may, in the ordinary course of its business and in accordance with applicable law, at any time assign to any other person all or any part of its interest hereunder or in the Note.

Schedule

4.11 The Note and the notice of conversion (together, "Schedule 'A'") attached to this Agreement are incorporated by reference as fully as though contained in the body of this Agreement. Wherever any term or conditions, expressed or implied, in Schedule "A" conflicts or is at variance with any term or conditions of this Agreement, the terms or conditions of this Agreement shall prevail.

Entire Agreement

4.12 This Agreement constitutes the entire agreement between the Borrower and the Lender and supersedes all prior contracts, agreements and understandings between the parties in regards to the Loan, specifically the Promissory Note issued by the Borrower dated October 4, 1999 as extended on March 29, 2000. There are no representations, warranties, collateral agreements or conditions affecting this transaction other than as are expressed or referred to herein in writing.

Amendments

4.13 This Agreement may be amended in writing with the mutual consent of both parties.

IN WITNESS WHEREOF the parties have affixed their signatures and seals as at the date first written

DOMINION GAME MARKETING LTD.


Per:
       ------------------------------------
       Mike Stortz, Director

MONARCH MEDIA & ENTERTAINMENT GROUP INC.



Per:
       ------------------------------------
       James Dungate, Director

                                      SCHEDULE "A"
--------------------------------------------------------------------------------

                                     PROMISSORY NOTE

--------------------------------------------------------------------------------

AMOUNT: $ 50,000.00 (U.S.)                               DUE DATE: June 30, 2001

     FOR VALUE RECEIVED, DOMINION GAME MARKETING LTD. (the "Borrower") hereby promises to pay on or before June 30, 2001 (the "Maturity Date") to MONARCH MEDIA & ENTERTAINMENT GROUP INC. (the "Lender") the sum of FIFTY THOUSAND DOLLARS AND 00/100th in lawful currency of the United States (US $50,000.00) (the "Principal Sum"), at such address as the Lender may direct in writing, together with interest on the unpaid Principal Sum, both before and after demand, default and judgment on all amounts from time to time outstanding in respect of the Principal Sum, at the rate per annum equal seven percent (7%), calculated and compounded monthly, not in advance.

     The Borrower hereby waives presentment for payment, demand, protest, notice of nonpayment, and any and all lack of diligence or delays in collection or enforcement hereof.

     All payments shall be first applied to interest and the balance to principal. This note may be prepaid, at any time, in whole or in part, without penalty.

     This note shall at the option of any holder thereto be immediately due and payable upon the occurrence of any of the following:

1)   Failure to make any payment due hereunder within 5 days of its due date.
2) Breach of any condition of any security interest, mortgage, loan agreement, pledge agreement or guarantee, if any, granted as collateral security for this note.
3) Breach of any condition of any loan agreement, security agreement or mortgage, if any, having a priority over any loan agreement, security agreement or mortgage on collateral granted, in whole or in part, as collateral security for this note.
4) Upon the death, incapacity, dissolution or liquidation of the undersigned.
5) Upon the filing by DGM any assignment for the benefit of creditors, bankruptcy or other form of insolvency, or by suffering an involuntary petition in bankruptcy or receivership not vacated within thirty (30) days.

     In the event this note shall be in default and placed for collection, then the undersigned agree to pay all reasonable attorney fees and costs of collection. Payments not made within fire (5) days of due date shall be subject to a late charge of 1% of said payment. All payments hereunder shall be made to such address as may from time to time be designated by any holder.

     DGM agrees to remain fully bound until this note shall be fully paid and hereby waive demand, presentment and protest and all notices hereto and further agree to remain bound, notwithstanding any extension, modification, waiver or other indulgence or discharge or release of any obligor hereunder or exchange, substitution, or release of any collateral granted as security for this note. No modification or indulgence by any holder hereof shall be binding unless in writing; and any indulgence on any one occasion shall not be an indulgence for any other or future occasion. The rights of any holder hereof shall be cumulative and not necessarily successive. This note shall take effect as a sealed instrument and shall be construed, governed and enforced in accordance with the laws of the Province of British Columbia.

     This Note shall be interpreted in accordance with the laws of British Columbia.
Dominion Game Marketing Ltd

Per:
       ------------------------------------
       Mike Stortz, Director

Intuitech Marketing Inc.                                 EXHIBIT G
Shareholders List                        June 30/00
                                                                       Shares of
Name & Address                                Total                Monarch Media
of Shareholder                               Shares           After Conversation
--------------------------------------------------------------------------------
Patrick Arce                                 20,810                        4,162
213 - 3787 E. Pender
Burnaby, B.C.  V5C 2L2

Corinne Assayag                           3,125,000                      625,000
2617 Melfa Lane
Vancouver, B.C.  V6T 2C5

Ken Carpenter                               100,000                       20,000
2579 Patricia Avenue
Port Coquitlam, B.C.   V3B 2H5

Wilson Chan                                  10,000                        2,000
5443 Slocan Street
Vancouver, B.C.  V5R 2A9

C L Clarke                                    2,700                          540
5190 Redonda Drive
North Vancouver, B.C.

Robert Clarke                              135,135                        27,027
178 W. 14th Ave
Vancouver, B.C. V5Y 1W9

Cathy Currie                               135,135                        27,027
10 Cascade Place
Cochrane, Alberta T0L 0W3

Jim Daynard                                135,135                        27,027
9643 Kilkenny Place
RR7 Site 13 C113
Vernon, B.C. V1T 7Z3

Peter Gardner                            3,571,562                       714,312
1408 128A Street
Surrey, B.C.  V4A 3X4

Foster Hall                                100,000                        20,000
102 1488 Marine Drive
White Rock, B.C.  V4B 1C2

Grant Harris                                40,540                         8,108
18540 64B Avenue
Cloverdale, B.C. V3S 8S9

Allyson Lavis                              135,135                        27,027
6444 133A Street
Surrey, B.C.  V3W 9Y2

Donna Ladan                                270,270                        54,054
140 Greenwood Avenue
Winnipeg, MB  R3M 2T3

ShareholderList in
Exhibit G Intuitech Shareholder List.xls

Roy McCombe                              3,125,000                       625,000
17266 24 Avenue
Surrey, B.C.  V4P 2T6

Steve Midwinter                             10,810                         2,162
1386 Deeridge Lane
Coquitlam, B.C.  V3E 1Y6

Emyly Poquiz                               135,135                        27,027
7929 154 St.
Surrey, B.C. V3S 8N8

Randy Warwick                              675,675                       135,135
6227 Portland Street
Burnaby, B.C.  V5J 2S3

Roberta Williams                            13,510                         2,702
2136 Westview Drive
North Van., B.C. V7M 3B3

Tom Williams                             2,936,599                       587,320
18552 64B Avenue
Surrey, B.C.  V3S 8S9

Larry Ziegler                              351,345                        70,269
8963 157 Street
Surrey, B.C.  V4N 2Y5

Laurie Ziegler                             324,320                        64,864
8963 157 Street
Surrey, B.C.  V4N 2Y5

Redonda Holdings Ltd.                        7,430                         1,486
5190 Redonda Dr.
North Van., B.C.  V7R 3K3

Progressive Enterprises Inc.             3,125,000                       625,000
Saffrey Square
P.O. Box N-8303
Nassau, NP Bahamas

Aurora Marketing Inc.                    3,125,000                       625,000
                                      ------------                   -----------
                                        21,611,246                     4,322,249
                                      ============                   ===========

ShareholderList in
Exhibit G Intuitech Shareholder List.xls